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As filed with the Securities and Exchange Commission on August 31, 2001.

Registration No. 333-66280

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACTIVISION, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-4803544
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert A. Kotick
Chairman of the Board and Chief Executive Officer
Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

KENNETH L. HENDERSON, ESQ. Robinson Silverman Pearce Aronsohn & Berman LLP 1290 Avenue of the Americas New York, New York 10104 (212) 541-2000	JONATHAN I. MARK, ESQ. Cahill Gordon & Reindel 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

 CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)

Common Stock, $.000001 par value(4)	6,900,000	$33.125	$228,562,500	$57,141

(1)
Includes 900,000 shares of common stock subject to the underwriters' over-allotment option.
(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the high and low prices of the registrant's common stock on the Nasdaq National Market on August 24, 2001.
(3)
Of this amount, $49,292 was previously paid as of July 30, 2001.
(4)
Each share of common stock includes a right to purchase one one-hundredth of a share of Series A Junior Preferred Stock pursuant to a rights agreement between the registrant and Continental Stock Transfer & Trust Company, as Rights Agent.

   REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 31, 2001

P R O S P E C T U S

6,000,000 Shares

Common Stock

    We are offering 5,000,000 shares of our common stock and the selling stockholders are offering 1,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

    Our shares are quoted on the Nasdaq National Market under the symbol "ATVI." On August 30, 2001, the last sale price of the shares as reported on the Nasdaq National Market was $37.65 per share.

    Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Activision	$	$
Proceeds, before expenses, to the selling stockholders	$	$

    The underwriters may also purchase up to an additional 900,000 shares from us and the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about          , 2001.

Merrill Lynch & Co. Book-Running Lead Manager	UBS Warburg Co-Lead Manager
Allen & Company Incorporated
Bear, Stearns & Co. Inc.
Gerard Klauer Mattison
U.S. Bancorp Piper Jaffray

The date of this prospectus is          , 2001.

OUTSIDE FRONT COVER OF PROSPECTUS

The background of the outside front cover is a "ghost screen" of Tony Hawk.

INSIDE FRONT COVER PAGE

Color images of characters and other major features from some of our most popular titles including Mat Hoffman, Spider-Man, a Star Trek ship and Kelly Slater.

INSIDE GATE-FOLD OF FRONT COVER PAGE

Color images of the packaging from some of our most popular titles including X-Men, Spider-Man, Blade, Tony Hawk's Pro Skater 2, Mat Hoffman's Pro BMX, Kelly Slater's Pro Surfer, Shaun Palmer's Pro Snowboarder, The Lion King, Toy Story, The Simpsons Wrestling, Star Trek Voyager—Elite Force, Star Trek Armada and Tomb Raider: Curse of the Sword.

INSIDE BACK COVER PAGE

Color images of extreme sport athletes Tony Hawk, Mat Hoffman, Kelly Slater and Shaun Palmer. In the center of the four pictures is the "Activision O2-Sports Revolution" logo.

OUTSIDE BACK COVER OF PROSPECTUS

The background of the outside back cover is a "ghost screen" of Spider-Man.

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

    Information contained in our web site does not constitute part of this document.

FORWARD-LOOKING STATEMENTS

    We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

    All forward-looking statements are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this prospectus and under "Business—Factors Affecting Future Performance" in our Annual Report on Form 10-K. You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under the heading "Risk Factors."

i

 CERTAIN NOTICES

    All games are published and distributed by Activision Publishing, Inc., a subsidiary of Activision, Inc., and affiliates of Activision, Inc. © 1999-2001 Activision, Inc. and its affiliates. Activision is a registered trademark of Activision, Inc. and its affiliates. Spider-Man® 2: Enter Electro(tm) and Spider-Man®: Mysterio's Menace(tm): MARVEL, SPIDER-MAN, ELECTRO and MYSTERIO: TM & © 2001 Marvel Characters, Inc. All Rights Reserved. Star Trek: Voyager® Elite Force(tm) and Star Trek®: Armada: TM, ® & © 2000, 2001 Paramount Pictures. All rights reserved. Star Trek, Star Trek: The Next Generation and related marks are trademarks of Paramount Pictures. Tony Hawk's Pro Skater(tm) 2, Mat Hoffman's Pro BMX(tm), Shaun Palmer's Pro Snowboarder(tm) and Kelly Slater's Pro Surfer(tm): Activision O2, Sports Revolution, Tony Hawk's Pro Skater, Pro Skater, Mat Hoffman's Pro BMX, Pro BMX, Shaun Palmer's Pro Snowboarder, Pro Snowboarder, Kelly Slater's Pro Surfer and Pro Surfer are trademarks of Activision, Inc. and its affiliates. Tony Hawk is a trademark of Tony Hawk. Mat Hoffman is a trademark of Mat Hoffman. Shaun Palmer is a trademark of Shaun Palmer. Kelly Slater is a trademark of Kelly Slater. All Marvel character names and distinctive likenesses thereof: Trademark and © 2000 Marvel Characters, Inc. The Weakest Link(tm): The Weakest Link is a trademark of the British Broadcasting Corporation. The Weakest Link © British Broadcasting Corporation, 2000. Licensed by BBC Worldwide Limited. Based on the format created by Fintan Coyle and Cathy Dunning. BBC logo © BBC 1996. BBC word mark and logo are trademarks of the British Broadcasting Corporation. Toy Story Racer: Original Toy Story elements © Disney. Toy Story 2 elements © Disney/Pixar. All rights reserved. The Lion King: Simba's Mighty Adventure: © Disney.
102 Dalmations: Puppies to the Rescue: © Disney. Published and distributed by Activision under license. Stuart Little(tm): The Journey Home: TM & © 2001 Columbia Pictures Industries, Inc. All Rights Reserved. Game code © 2001 Activision, Inc. and its affiliates. Tomb Raider®: Curse of the Sword(tm): Published and distributed under license by Activision, Inc. and its affiliates. Curse of the Sword is a trademark of Activision, Inc. and its affiliates. All rights reserved. Eidos, Eidos Interactive, the Eidos Interactive logo, and Tomb Raider are all registered trademarks of Eidos Interactive, Inc. Lara Croft, Core and the Core logo are all trademarks of Core Design Ltd. © 2001 Core Design Limited. All rights reserved. Jackie Chan Adventures(tm): © 2001 Adelaide Productions, Inc. All rights reserved. The Simpsons(tm) Wrestling © 2001 Twentieth Century Fox Film Corporation. The Simpsons, Fox Interactive and their associated logos are trademarks of Twentieth Century Fox Film Corporation. All rights reserved. Co-published and distributed under license by Activision, Inc. Blade(tm): MARVEL and BLADE: TM & © 2000 Marvel Characters, Inc. All rights reserved. Blade motion picture logo and visual elements © 2000 New Line Productions. X-MEN®: Mutant Academy(tm) 2: MARVEL, X-MEN and all Marvel characters: TM and © 2000, 2001 Marvel Characters, Inc. All rights reserved. Civilization®: Call to Power(tm): Civilization: Call To Power © 1999 Activision, Inc. Activision is a registered trademark and Call To Power is a trademark of Activision, Inc. CIVILIZATION computer games © 1991-1998 Hasbro Interactive, Inc. (successor to MicroProse, Inc.). MICROPROSE and CIVILIZATION are U.S. registered trademarks of Hasbro or its affiliates. This product is made and sold under license from Hasbro Interactive. All rights reserved. Asteroids(tm): Asteroids is a trademark and © of Atari Interactive, Inc., a Hasbro affiliate. Space Invaders(tm): Space Invaders is a trademark of Taito. This product contains portions of original "Space Invaders" product licensed to Activision, Inc. by Taito. © 1978 Taito. TAITO is a registered trademark of Taito Corporation. Supercar Street Challenge(tm): Supercar Street Challenge is a trademark of Activision, Inc. and its affiliates. All rights reserved. All other trademarks and trade names are the property of their respective owners.

ii

PROSPECTUS SUMMARY

    This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" and the information incorporated by reference, including the consolidated financial statements and related notes. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. As used in this prospectus, unless otherwise indicated, the terms "Activision," the "company," "we," "us," and "our" mean Activision, Inc. and its subsidiaries. References to a fiscal year refer to our fiscal year ended March 31 of that year. For example, fiscal 2001 means our fiscal year ended March 31, 2001.

Activision, Inc.

    We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics.

    Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sony PlayStation, Sony PlayStation 2, Nintendo 64 and Sega Dreamcast console systems, the Nintendo Game Boy Color and Game Boy Advance hand held devices, as well as on personal computers. Over the next few years, we plan to produce many titles for the recently released Sony PlayStation 2 console system and Game Boy Advance hand held device, and the Microsoft Xbox and Nintendo GameCube console systems, which are expected to launch in North America and Japan later this year and in Europe next year. At present we have 153 different titles in various stages of production, development and planning, 80 of which are in production and development and 73 of which are in various planning stages. Driven partly by the enhanced capabilities of the next generation of platforms, we believe that in the next few years there will be significant growth in the market for interactive entertainment software and we plan to leverage our skills and resources to extend our leading position in the industry.

    Our publishing business involves the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. In addition to publishing, we maintain distribution operations in Europe that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

    For the fiscal year ended March 31, 2001, we reported consolidated net revenues of $620.2 million, including $466.1 million from our publishing segment and $154.1 million from our distribution segment. According to NPD Group, Inc.'s TRSTS data, we have increased our ranking among third party publishers in the United States market for console and hand held software from thirteenth for the year ended December 31, 1997 to second for the six months ended June 30, 2001. NPD Group, Inc. is an independent market research company.

Strategy

    Our objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment software products that deliver a highly satisfying consumer entertainment experience. Our strategy includes the following elements:

    Create and Maintain Diversity in Product Mix, Platforms and Markets.  We believe that maintaining a diversified mix of products can reduce our operating risks and enhance profitability. Therefore, we develop and publish products spanning a wide range of categories designed for target audiences ranging from game enthusiasts and children to mass market consumers and "value priced" buyers. We typically release our console products for use on multiple platforms in order to reduce the risks associated with any single platform, leverage our costs over a larger installed base and increase unit sales.

    Create, Acquire and Maintain Strong Brands.  We focus development and publishing activities principally on products that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These products can thereby serve as the basis for sequels, prequels and related new products that can be released over an extended period of time. We believe that the publishing and distribution of products based in large part on franchise properties enhances predictability of revenues and the probability of high unit volume sales and operating profits.

    Enforce Disciplined Product Selection and Development Processes.  The success of our publishing business depends, in significant part, on our ability to develop games that will generate high unit volume sales and that can be completed up to our high quality standards. Our publishing units have implemented a formal control process for the selection, development, production and quality assurance of our products. We apply this process, which we refer to as the "Greenlight Process," to products under development with external, as well as internal resources.

    We develop our products using a strategic combination of our internal development resources and external development resources acting under contract with us. We typically select our external developers based on their track record and expertise in producing products in the same category. We believe that this selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources.

    Continue to Improve Profitability.  We are continually striving to reduce our risk and increase our operating leverage and efficiency with the goal of increased profitability. We believe the key factor affecting our profitability will be the success rate of our product releases. Therefore, our product selection and development process includes, as a significant component, periodic evaluations of the expected commercial success of products under development. Through this process, titles that we determine to be less promising are either discontinued before we incur additional development costs, or if necessary, corrections can be made in the development process. In addition, our focus on cross platform releases and branded products will, we believe, contribute to this strategic goal.

    In order to further our emphasis on improved profitability, we have implemented a number of operational initiatives. We have significantly increased our product development capabilities by allocating a larger portion of our product development investments to experienced independent development companies working under contract with us, thereby taking advantage of specialized third party developers without incurring the fixed overhead obligations associated with increased internally employed staff. Our sales and marketing operations work with our studio resources to increase the visibility of new product launches and to coordinate timing and promotion of product releases. Our finance and administration and sales and marketing personnel work together to improve inventory management and receivables collections. We have broadly instituted objective-based reward programs that provide incentives to management and staff throughout the organization to produce results that meet our financial objectives.

    Grow Through Continued Strategic Acquisitions and Alliances.  The interactive entertainment industry is consolidating, and we believe that success in this industry will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cash flow, lack product diversity and must spread fixed costs over a smaller revenue base. Through nine completed acquisitions since 1997, we believe that we have successfully diversified our operations, our channels of distribution, our development talent pool and our library of titles, and have emerged as one of the industry's leaders. We intend to continue to expand our resources through acquisitions, strategic relationships and key license transactions. We expect to focus our acquisition strategy on increasing our development capacity through the acquisition of or investment in selected experienced development companies, and expanding our intellectual property library through licenses and strategic relationships with intellectual property owners.

    Consistent with our acquisition strategy, we have reached an agreement in principle to acquire a privately owned software developer with whom we have worked over the past several years on a number of our key franchise titles. The total purchase price will be approximately $19.5 million plus an additional $5.5 million in the event certain performance-based criteria are met and we expect that the consideration will be in the form of our common stock. We anticipate closing this acquisition within the next two months.

The Offering

Common stock offered by us	5,000,000 shares
Common stock offered by the selling stockholders	1,000,000 shares
Total common stock offered	6,000,000 shares
Common stock outstanding after the offering	38,237,667 shares
Use of proceeds
We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $178.5 million. We intend to use the net proceeds for general corporate purposes, including, among other things, additions to working capital, financing of product development, capital expenditures, joint ventures and strategic acquisitions.

Assuming the underwriters' over-allotment option is exercised in full and we sell all of the over-allotment shares without any participation from the selling stockholders, we estimate that our net proceeds from the sale of the over-allotment shares will be approximately $32.3 million, increasing our net proceeds from this offering to approximately $210.8 million. We will not receive any proceeds from the sale of shares of our common stock by our selling stockholders.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market symbol	ATVI

    The number of shares outstanding after this offering is based on 33,237,667 shares outstanding as of August 15, 2001 and excludes (1) 10,940,302 shares of common stock issuable upon exercise of stock options outstanding as of August 15, 2001, at a weighted average exercise price of $11.40 per share (5,897,657 options were exercisable as of August 15, 2001 and the balance are subject to future vesting requirements), some of which may be exercised by selling stockholders in connection with this offering, and (2) 770,000 shares of common stock issuable upon exercise of warrants outstanding as of August 15, 2001, at a weighted average exercise price of $19.35 per share (warrants for 350,000 shares were exercisable as of August 15, 2001). This number also assumes that the underwriters' over-
allotment option is not exercised. If the underwriters exercise their over-allotment option, we and the selling stockholders will determine our respective allocation of shares to be sold to the underwriters to satisfy the exercise of the over-allotment option. If we and the selling stockholders are unable to agree as to the allocation, we will sell to the underwriters all of the shares covered by the exercise of the over-allotment option.

Summary Consolidated Financial Data

    The following data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included elsewhere in this prospectus.

	Fiscal Years Ended March 31,					Three Months Ended June 30,
	1997	1998	1999	2000 (2)	2001	2000	2001
	(in thousands, except per share data)
Statement of Operations Data:
Net revenues	$190,446	$312,906	$436,526	$572,205	$620,183	$84,558	$110,577
Income (loss) from operations	11,497	9,218	26,667	(30,325)	39,807	(6,498)	(1,235)
Income (loss) before income tax provision	11,578	8,106	23,636	(38,736)	32,544	(8,221)	46
Net income (loss)	7,583	4,970	14,891	(34,088)	20,507	(5,179)	29
Diluted earnings (loss) per share	$0.35	$0.21	$0.62	$(1.38)	$0.75	$(0.21)	$0.00
Diluted weighted average common shares	21,650	22,909	23,932	24,691	27,400	24,688	35,643
Selected Operating Data:
EBITDA (1)	$15,690	$14,564	$33,155	$15,541	$46,075	$(5,018)	$62
Cash provided by (used in):
Operating activities	(6,146)	(1,986)	(42,341)	2,883	81,565	(19,687)	(29,666)
Investing activities	(8,487)	(10,158)	(3,800)	(25,041)	(8,631)	(1,627)	(2,421)
Financing activities	11,981	62,862	7,220	42,028	2,547	(14,804)	12,888
As of June 30, 2001
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$105,986
Working capital	202,517
Goodwill, net	10,283
Total assets	376,423
Long-term debt	3,303
Total shareholders' equity	287,652

(1)
EBITDA represents income (loss) before interest, income taxes, depreciation and amortization. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered in isolation or as a substitute for net income, as an indicator of our operating performance, or cash flow, as a measure of liquidity. Further, EBITDA is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Lastly, EBITDA is not presented consistently by all companies. EBITDA is included in this prospectus because we believe that EBITDA is a meaningful measure of performance.

(2)
In the fourth quarter of fiscal 2000, we finalized a strategic restructuring plan to accelerate the development and sale of interactive entertainment software products primarily for the next generation consoles. Costs associated with this plan amounted to $70.2 million, approximately $61.8 million net of taxes, and were

(notes continued on following page)

  recorded in the consolidated statement of operations in the fourth quarter of fiscal 2000 and classified as follows (dollars in millions):

Net revenues (i)	$11.7
Cost of sales — royalties and software amortization (ii)	11.9
Product development (ii)	4.2
General and administrative (i)	5.2
Amortization of intangible assets (iii)	37.2

Total	$70.2

    (i)
    Represents costs associated with the planned termination of a substantial number of third party distributor relationships in connection with our realignment of our worldwide publishing business resulting in an increase in the allowance for sales returns of $11.7 million and the allowance for doubtful accounts of $3.4 million. Also includes a severance charge of $1.2 million for employee redundancies.

    (ii)
    Represents costs to write down certain assets associated with exiting certain product lines and re-evaluating other product lines which resulted in reduced expectations.

    (iii)
    Represents a write down of intangibles, including goodwill of $26.3 million relating to Expert Software, Inc., one of our value publishing subsidiaries, and goodwill of $10.9 million relating to TDC, Inc., a subsidiary of ours formerly operating with original equipment manufacturers.

    During fiscal 2001, we completed the restructuring initiatives associated with the fiscal 2000 restructuring plan without any significant adjustments.

RISK FACTORS

    You should carefully consider the risks described below before investing in our common stock. The occurrence of any of the following risks could harm our business and our prospects. In that event, our business may be negatively affected, the price of our stock may decline and you may lose part or all of your investment.

We depend on a relatively small number of brands for a significant portion of our revenues and profits.

    A significant portion of our revenues are derived from products based on a relatively small number of popular brands each year. In addition, many of these products have substantial production or acquisition costs and marketing budgets. In fiscal 2001, 49% of our worldwide net publishing revenues (37% of consolidated net revenues) was derived from two brands, one of which accounted for 39% and the other of which accounted for 10% of worldwide net publishing revenues (29% and 8%, respectively, of consolidated net revenues). In fiscal 2000, two brands accounted for 34% of our worldwide net publishing revenues (24% of consolidated net revenues), one of which accounted for 19%, and the other of which accounted for 15% of worldwide net publishing revenues (13% and 11%, respectively, of consolidated net revenues). We expect that a limited number of popular brands will continue to produce a disproportionately large amount of our revenues. Due to this dependence on a limited number of brands, the failure of one or more products based on these brands to achieve anticipated results may significantly harm our business and financial results.

Our future success depends on our ability to release popular products.

    The life of any one game product is relatively short, in many cases less than one year. It is therefore important for us to be able to continue to develop many high quality new products that are popularly received. If we are unable to do this, our business and financial results may be significantly harmed.

    We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of these products are based on intellectual property and other character or story rights acquired or licensed from third parties. The license and distribution agreements are limited in scope and time, and we may not be able to renew key licenses when they expire or to include new products in existing licenses. The loss of a significant number of our intellectual property licenses or of our relationships with licensors could have a material adverse effect on our ability to develop new products and therefore on our business and financial results.

The current transition in console platforms has a material impact on the market for interactive entertainment software.

    When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console entertainment software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our game console entertainment software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. We are currently experiencing such a transition period. Each of the three current principal hardware producers has either launched or announced that it will launch a new platform in the near future. Sony made the first shipments of its PlayStation 2 console system in North America and Europe in the fourth quarter of calendar year 2000. During that quarter, Sony's manufacturing shortages resulted in significant shipment delays of PlayStation 2 units in North America and Europe. Nintendo announced that its new console system, Nintendo GameCube, will be released in the fourth quarter of calendar year 2001 in Japan and North America and in calendar year 2002 in Europe. Microsoft announced that its new console system, Xbox, will be released in the fourth quarter of calendar year 2001 in North America and Japan and in calendar year 2002 in Europe. In June 2001, Nintendo launched its Game Boy Advance hand held device. Delays in the launch, shortages of these platforms or lack of consumer acceptance could adversely affect our sales of products for these platforms. Current sales of our products for the existing PlayStation and Nintendo 64 platforms have been negatively affected by the new platform transition.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

    The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. We must continually anticipate and assess the emergence and market acceptance of new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. New platforms have historically required the development of new software and also have the effect of undermining demand for products based on older technologies. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, we may not be able to recover in revenues our development costs which could be significant and our business and financial results could be significantly harmed. A recent announcement by Sega Corporation that it has discontinued its Dreamcast platform shows that even experienced hardware manufacturers are not immune to failure.

We are exposed to seasonality in the purchases of our products.

    The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. Additionally, in a platform transition period such as the one taking place now, sales of game console software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Microsoft and Nintendo. The timing of hardware platform introduction is also often tied to holidays and is not within our control. Further, delays in development, licensor approvals or manufacturing can also affect the timing of the release of our products, causing us to miss key selling periods such as the year-end holiday buying season.

We depend on skilled personnel.

    Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

We depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms.

    Generally, when we develop interactive entertainment software products for hardware platforms offered by Sony or Nintendo, the products are manufactured exclusively by that hardware manufacturer. Our hardware platform licenses with Sony and Nintendo provide that the manufacturer may change prices for the manufacturing of products. In addition, these agreements include other provisions such as approval rights of all products and related promotional materials that give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacture software for their consoles, or elect to manufacture software themselves or use developers other than us.

If our products contain defects, our business could be harmed significantly.

    Software products as complex as the ones we publish may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

    We regard our software as proprietary and rely on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. While we provide "shrinkwrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

    Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing intellectual property rights of others may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

We may be subject to intellectual property claims.

    As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Many of our products are highly realistic and feature materials that are based on real world examples, which may inadvertently infringe upon the intellectual property rights of others. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend.

    Intellectual property litigation or claims could force us to do one or more of the following:

  •
  Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

  •
  Obtain a license from the holder of the infringed intellectual property, which if available at all, may not be available on commercially favorable terms; or

  •
  Redesign our interactive entertainment software products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

    Any of these actions may cause material harm to our business and financial results.

We rely on independent third parties to develop many of our software products.

    We often rely on independent third party interactive entertainment software developers to develop many of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:

  •
  Continuing strong demand for developers' resources, combined with recognition they receive in connection with their work, may cause developers who worked for us in the past to either work for our competitors in the future or to renegotiate our agreements with them on terms less favorable to us.

  •
  Limited financial resources and business expertise and inability to retain skilled personnel may force developers out of business prior to completing our products or require us to fund additional costs.

    Increased competition for skilled third party software developers also has compelled us to agree to make significant advance payments on royalties to game developers. If the products subject to these arrangements do not generate sufficient revenues to recover these royalty advances, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results. In a few cases, we also agree to pay developers fixed per unit product royalties after royalty advances are fully recouped. To the extent that sales prices of products on which we have agreed to pay a fixed per unit royalty are marked down, our profitability could be adversely affected.

We operate in a highly competitive industry.

    The interactive entertainment software industry is intensely competitive and new interactive entertainment software products and platforms are regularly introduced. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than we can. We believe that the main competitive factors in the interactive entertainment software industry include: product features; brand name recognition; compatibility of products with popular platforms; access to distribution channels; quality of products; ease of use; price; marketing support; and quality of customer service.

    We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant third party software competitors currently include, among others: Acclaim Entertainment, Inc.; Capcom Co. Ltd.; Eidos PLC; Electronic Arts Inc.; Infogrames SA; Konami Company Ltd.; Namco Ltd.; Take-Two Interactive Software, Inc.; THQ Inc. and Vivendi Universal Publishing. In addition, integrated video game console hardware and software companies such as Sony Computer Entertainment, Nintendo Co. Ltd., Microsoft Corporation and Sega

Enterprises, Ltd. compete directly with us in the development of software titles for their respective platforms. In addition, Sega produces software titles for other platforms.

    We also compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more using the Internet and online services.

We may face difficulty obtaining access to retail shelf space necessary to market and sell our products effectively.

    Retailers of our products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer interactive entertainment software products for high quality retail shelf space and promotional support from retailers. To the extent that the number of products and platforms increases, competition for shelf space may intensify and may require us to increase our marketing expenditures. Retailers with limited shelf space typically devote the most and highest quality shelf space to the best selling products. We cannot assure you that our new products will consistently achieve such "best seller" status. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sale volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support on acceptable terms. A prolonged failure in this regard may significantly harm our business and financial results.

Our sales may decline substantially without warning and in a brief period of time because we generally do not have long-term contracts for the sale of our products.

    We currently sell our products directly through our own sales force to mass merchants, warehouse club stores, large computer and software specialty chains and through catalogs, as well as to a limited number of distributors, in the United States and Canada. Outside North America, we sell our products directly to retailers as well as third party distributors in certain territories. Our sales are made primarily on a purchase order basis without long-term agreements or other forms of commitments. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could significantly harm our business and financial results. Our two largest customers, Wal-Mart Stores, Inc. and Toys "R" Us, Inc., accounted for approximately 13% and 12%, respectively, of our worldwide net publishing revenues for fiscal 2001 (10% and 9%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 45% of our worldwide net publishing revenues for fiscal 2001 (34% of our consolidated net revenues). Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 9%, respectively, of our worldwide net publishing revenues for fiscal 2000 (9% and 6%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 37% of our worldwide net publishing revenues for fiscal 2000 (26% of our consolidated net revenues).

Our customers have the right to return our products and to receive pricing concessions and such rights could reduce our net revenues and results of operations.

    We are exposed to the risk of product returns and price protection with respect to our distributors and retailers. Return policies allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms. Price protection policies, when negotiated and applicable, allow customers a credit against amounts they owe us with respect to merchandise unsold by them. We provide price protection to a number of our customers to manage our customers' inventory levels in the distribution channel. We also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. Although we maintain a reserve for returns and price protection, and although our agreements with a number of our customers place limits on product returns and price protection, we could be forced to accept substantial product returns and provide price protection to maintain our relationships with retailers and our access to distribution channels. Product returns and price protection that exceed our reserves could significantly harm our business and financial results.

We may be burdened with payment defaults and uncollectible accounts if our distributors or retailers cannot honor their credit arrangements with us.

    Distributors and retailers in the interactive entertainment software industry have from time to time experienced significant fluctuations in their businesses, and a number of them have failed. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business and financial results. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer and the nature of the product. Although we have insolvency risk insurance to protect against our customers' bankruptcy, insolvency or liquidation, this insurance contains a significant deductible and a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and financial results.

We may not be able to maintain our distribution relationships with key vendors.

    Our CD Contact, NBG and CentreSoft subsidiaries distribute interactive entertainment software products and provide related services in the Benelux territories, Germany and the United Kingdom, respectively, and, via export, in other European territories for a variety of entertainment software publishers, many of which are our competitors. These services are generally performed under limited term contracts. While we expect to use reasonable efforts to retain these vendors, we may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could significantly harm our business and financial results. Sony and Eidos products accounted for approximately 26% and 13%, respectively, of our worldwide net distribution revenues for fiscal 2001.

Our international revenues may be subject to regulatory requirements as well as currency fluctuations.

    Our international revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 66%, 51% and 43% of our total net revenues in fiscal 1999, 2000 and 2001, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. International sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales which are made in local currencies may fluctuate. Presently, we do not engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, fluctuations in currency exchange rates may in the future have a material negative impact on revenues from international sales and licensing and thus our business and financial results.

Our software may be subject to governmental restrictions or rating systems.

    Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of interactive entertainment software. We believe that mandatory government-run rating systems eventually may be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries.

    Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

Our software may be subject to legal claims.

    Within the past two years, two lawsuits, Linda Sanders, et al. v. Meow Media, Inc., et al., United States District Court for the District of Colorado, and Joe James, et al. v. Meow Media, Inc., et al., United States District Court for the Western District of Kentucky, Paducah Division, have been filed against numerous video game companies, including us, by the families of victims who were shot and killed by teenage gunmen. These lawsuits allege that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner. While our general liability insurance carrier has agreed to defend us in these lawsuits, it is uncertain whether or not the insurance carrier would cover all or any amounts which we might be liable for if the lawsuits are not decided in our favor. If either of the lawsuits are decided against us and our insurance carrier does not cover the amounts we are liable for, it could have a material adverse effect on our business and financial results. It is possible that similar additional lawsuits may be filed in the future. Payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

We may face limitations on our ability to integrate additional acquired businesses or to find suitable acquisition opportunities.

    We intend to pursue additional acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably. Some of these transactions could be material in size and scope. While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the interactive entertainment software industry continues to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or may decrease rather than increase our earnings. In the future, we may issue additional shares of our common stock in connection with one or more acquisitions, which may dilute our existing stockholders. Future acquisitions could also divert substantial management time and result in short term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions.

Our shareholder rights plan, charter documents and other agreements may make it more difficult to acquire us without the approval of our Board of Directors.

    We have adopted a shareholder rights plan under which one right entitling the holder to purchase one one-hundredth of a share of our Series A Junior Preferred Stock at a price of $40 per share (subject to adjustment) is attached to each outstanding share of common stock. Such shareholder rights plan makes an acquisition of control in a transaction not approved by our Board of Directors more difficult. Our Amended and Restated By-laws have advance notice provisions for nominations for election of nominees to the Board of Directors which may make it more difficult to acquire control of us. Our long-term incentive plans provide for acceleration of stock options following a change in control, which has the effect of making an acquisition of control more expensive. A change in control constitutes a default under our revolving credit facility. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and acceleration of other benefits in the event of change in control. These agreements and arrangements may also inhibit a change in control and may have a negative effect on the market price of our common stock.

Our stock price is highly volatile.

    The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including:

  •
  Quarter to quarter variations in results of operations

  •
  Our announcements of new products

  •
  Our competitors' announcements of new products

  •
  Our product development or release schedule

  •
  General conditions in the computer, software, entertainment, media or electronics industries

  •
  Timing of the introduction of new platforms and delays in the actual release of new platforms

  •
  Changes in earnings estimates or buy/sell recommendations by analysts

  •
  Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers

  •
  Other events or factors.

    In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

We do not pay dividends on our common stock.

    We have not paid any dividends on our common stock and do not anticipate paying dividends in the near future. In addition, our revolving credit facility currently prohibits us from paying dividends on our common stock.

USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock that we are offering at an assumed public offering price of $37.65 per share will be approximately $178.5 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Assuming the underwriters' over-allotment option is exercised in full and we sell all of the over-allotment shares without any participation from the selling stockholders, we estimate that our net proceeds from the sale of the over-allotment shares will be approximately $32.3 million, increasing our net proceeds from this offering to approximately $210.8 million. We will not receive any proceeds from the sale of shares of our common stock by our selling stockholders.

    The net proceeds from the sale of our common stock being offered pursuant to this prospectus will be used for general corporate purposes, including, among other things, additions to working capital, financing of product development, capital expenditures, joint ventures and strategic acquisitions. From time to time, we engage in preliminary discussions and negotiations with various businesses in order to explore the possibility of an acquisition or investment, however, as of the date of this prospectus, we have not entered into any definitive agreements or arrangements which would make an acquisition or investment probable.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

    Our common stock is traded on the Nasdaq National Market under the symbol "ATVI." The following table sets forth, for the periods indicated, the high and low reported quarterly sales prices for our common stock, as reported by the Nasdaq National Market.

	High	Low
Fiscal Year Ended March 31, 1999
First Quarter	$11.63	$9.38
Second Quarter	13.75	9.38
Third Quarter	14.88	8.75
Fourth Quarter	13.81	9.75
Fiscal Year Ended March 31, 2000
First Quarter	$14.63	$10.13
Second Quarter	17.75	12.25
Third Quarter	17.63	13.38
Fourth Quarter	18.25	11.63
Fiscal Year Ended March 31, 2001
First Quarter	$12.16	$5.38
Second Quarter	15.63	6.31
Third Quarter	15.25	10.31
Fourth Quarter	25.25	13.63
Fiscal Year Ending March 31, 2002
First Quarter	$41.15	$20.88
Second Quarter (through August 30, 2001)	40.50	30.00

    On August 30, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $37.65. As of August 15, 2001, we had approximately 4,350 stockholders of record.

    We paid no dividends in fiscal 2001, 2000 or 1999 and do not intend to pay any dividends at any time in the foreseeable future. We expect that earnings will be retained for the continued growth and development of our business. In addition, our revolving credit facility currently prohibits us from paying dividends on our common stock. Future dividends, if any, will depend upon our earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

    The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2001 (1) on an actual basis, and (2) on an adjusted basis, to reflect the sale of 5,000,000 shares of common stock offered by us in this offering at an assumed offering price of $37.65 per share, less the estimated underwriting discount and offering expenses. You should read the following table along with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the consolidated financial statements and notes included in this prospectus.

	As of June 30, 2001
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$105,986	$284,494

Short-term debt:
Credit facilities	$1,676	$1,676
Current portion of mortgage notes payable	39	39

Total short-term debt	$1,715	$1,715

Long-term debt:
Notes payable to bank	$3,303	$3,303

Shareholders' equity:
Preferred stock, $.000001 par value, 4,500,000 shares authorized, no shares issued at June 30, 2001	—	—
Series A Junior Preferred Stock, $.000001 par value, 500,000 shares authorized, no shares issued at June 30, 2001	—	—
Common Stock, $0.000001 par value, 50,000,000 shares authorized, 36,031,571 shares issued and 33,147,591 shares outstanding at June 30, 2001, and 41,031,571 shares issued and 38,147,591 shares outstanding as of June 30, 2001, as adjusted (1)	—	—
Additional paid-in capital	307,327	485,835
Retained earnings	12,175	12,175
Translation adjustment	(11,601)	(11,601)
Less: Treasury stock, at cost, of 2,883,980 shares, as of June 30, 2001	(20,249)	(20,249)

Total shareholders' equity	$287,652	$466,160

Total capitalization	$290,955	$469,463

(1)
On August 23, 2001, we increased the authorized number of shares of our common stock to 125,000,000.

SELECTED CONSOLIDATED FINANCIAL DATA

    Set forth below is our selected consolidated financial data for the periods identified. The consolidated statements of operations data for each of the fiscal years ended March 31, 1999, 2000 and 2001 and each of the fiscal quarters ended June 30, 2000 and 2001 are derived from our consolidated financial statements which are included and incorporated by reference herein. The consolidated statements of operations data for each of the fiscal years ended March 31, 1997 and 1998 are derived from our consolidated financial statements which are not included herein. The consolidated financial statements for the fiscal year ended March 31, 1997 and the consolidated balance sheet as of March 31, 1998 have been restated for the effects of the September 1999 acquisition of Neversoft, accounted for as a pooling of interests. The restated, combined, consolidated financial statements for the fiscal year ended March 31, 1997 and the consolidated balance sheet as of March 31, 1998 are unaudited. The selected consolidated financial data presented below under the captions "Statement of Operations Data", "Selected Operating Data" and "Balance Sheet Data" (i) as of March 31, 2000 and 1999 and for each of the years in the three-year period ended March 31, 2000, are derived from our consolidated financial statements, which financial statements have been audited by KPMG LLP, our previous independent certified public accountants and (ii) for and as of the fiscal year ended March 31, 2001, are derived from our consolidated financial statements, which financial statements have been audited by PricewaterhouseCoopers LLP, our current independent certified public accountants. The selected consolidated financial data presented below under the captions "Statement of Operations Data", "Selected Operating Data" and "Balance Sheet Data" for and as of the fiscal quarters ended June 30, 2000 and 2001 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments necessary to present fairly our financial position and results of operations for such periods and as of such dates. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following consolidated financial information together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our consolidated financial statements included herein.

	Fiscal Years Ended March 31,					Three Months Ended June 30,
	1997	1998	1999	2000	2001	2000	2001
	(in thousands, except per share data)
Statement of Operations Data (1):
Net revenues	$190,446	$312,906	$436,526	$572,205	$620,183	$84,558	$110,577
Costs and expenses:
Costs of sales—product costs	103,124	176,188	260,041	319,422	324,907	43,633	64,124
Costs of sales—royalties and software amortization	13,108	29,840	36,990	91,238	89,702	13,647	9,996
Product development	21,711	28,285	22,875	26,275	41,396	7,424	9,191
Sales and marketing	31,178	47,714	66,420	87,303	85,378	17,872	18,756
General and administrative	8,323	20,099	21,948	36,674	37,491	8,102	9,745
Amortization of intangible assets	1,505	1,562	1,585	41,618	1,502	378	—

Total costs and expenses	178,949	303,688	409,859	602,530	580,376	91,056	111,812

Income (loss) from operations	11,497	9,218	26,667	(30,325)	39,807	(6,498)	(1,235)
Interest expense (income), net	(81)	1,112	3,031	8,411	7,263	(1,723)	1,281

Income (loss) before income tax provision	11,578	8,106	23,636	(38,736)	32,544	(8,221)	46
Income tax provision (benefit)	3,995	3,136	8,745	(4,648)	12,037	(3,042)	17

Net income (loss)	$7,583	$4,970	$14,891	$(34,088)	$20,507	$(5,179)	$29

Diluted earnings (loss) per share	$0.35	$0.21	$0.62	$(1.38)	$0.75	$(0.21)	$(0.00)

Diluted weighted average common shares	21,650	22,909	23,932	24,691	27,400	24,688	35,643

Selected Operating Data:
EBITDA (2)	$15,690	$14,564	$33,155	$15,541	$46,075	$(5,018)	$62
Cash provided by (used in):
Operating activities	(6,146)	(1,986)	(42,341)	2,883	81,565	(19,687)	(29,666)
Investing activities	(8,487)	(10,158)	(3,800)	(25,041)	(8,631)	(1,627)	(2,421)
Financing activities	11,981	62,862	7,220	42,028	2,547	(14,804)	12,888

(continued on following page)

	As of March 31,
						As of June 30, 2001
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data (1):
Cash and cash equivalents	$23,352	$74,319	$33,037	$49,985	$125,550	$105,986
Working capital	52,142	115,782	136,355	158,225	182,980	202,517
Goodwill, net	23,756	23,473	21,647	12,347	10,316	10,283
Total assets	132,203	229,366	283,345	309,737	359,957	376,423
Long-term debt	5,907	61,192	61,143	73,778	63,401	3,303
Total shareholders' equity	80,321	97,475	127,190	132,009	181,306	287,652

(1)
Consolidated financial information for fiscal years 1997 to 1999 has been restated retroactively for the effects of the September 1999 acquisition of Neversoft, accounted for as a pooling of interests. Consolidated financial information for fiscal years 1997 to 1998 has been restated retroactively for the effects of the acquisitions of S.B.F. Services, Limited dba Head Games Publishing and CD Contact Data GmbH, in June 1998 and September 1998, respectively, accounted for as pooling of interests. Consolidated financial information for fiscal year 1997 has been restated retroactively for the effects of the acquisitions of Raven Software Corporation, NBG EDV Handels-und Verlags GmbH and Combined Distribution (Holdings) Limited in November 1997, August 1997 and November 1997, respectively, accounted for as pooling of interests.
(2)
EBITDA represents income (loss) before interest, income taxes, depreciation and amortization. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered in isolation or as a substitute for net income, as an indicator of our operating performance, or cash flow, as a measure of liquidity. Further, EBITDA is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Lastly, EBITDA is not presented consistently by all companies. EBITDA is included in this prospectus because we believe that EBITDA is a meaningful measure of performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

    We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics.

    Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sony PlayStation, Sony PlayStation 2, Nintendo 64 and Sega Dreamcast console systems, the Nintendo Game Boy Color and Game Boy Advance hand held devices, as well as on personal computers. Over the next few years, we plan to produce many titles for the recently released Sony PlayStation 2 console system and Game Boy Advance hand held device and the Microsoft Xbox and Nintendo GameCube console systems which are expected to launch in North America and Japan later this year and in Europe next year. At present we have 153 different titles in various stages of production, development and planning, 80 of which are in production and development and 73 of which are in various planning stages. Driven partly by the enhanced capabilities of the next generation platforms, we believe that in the next few years there will be significant growth in the market for interactive entertainment software and we plan to leverage our skills and resources to extend our leading position in the industry.

    We operate two business segments: (i) publishing of interactive entertainment software and (ii) distribution of interactive entertainment software and hardware products. Publishing refers to the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. Distribution refers to our operations in Europe that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

    Our financial information as of and for fiscal years ended March 31, 1997, 1998 and 1999 has been restated to reflect the effect of pooling of interests transactions.

    We recognize revenue from the sale of our products once they are shipped and are available for general release to customers. Subject to certain limitations, we permit customers to exchange and return our products within certain specified periods and we provide our customers with price protection on certain unsold merchandise. Price protection policies, when negotiated and applicable, allow customers a credit against amounts they owe us with respect to merchandise unsold by them. Revenue from product sales is reflected after deducting the estimated allowance for returns and price protection. We estimate the amount of future returns and price protection based upon historical results and current known circumstances. With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery. Per copy royalties on sales that exceed the guarantee are recognized as earned.

    Cost of sales-product costs represents the cost to purchase, manufacture and distribute personal computer and console product units. Manufacturers of our software are located worldwide and are readily available. Console compact discs and cartridges are manufactured by the respective video game console manufacturers, Sony, Nintendo and Sega or our agents, who often require significant lead time to fulfill our orders.

    Cost of sales-royalties and software amortization represents amounts due to developers, product owners and other royalty participants as a result of product sales, as well as amortization of capitalized software development costs. Our costs to develop products are accounted for in accordance with accounting standards that provide for the capitalization of certain software development costs once technological feasibility is established and such costs are determined to be recoverable. Additionally, various contracts are maintained with developers, product owners or other royalty participants, which state a royalty rate, territory and term of agreement, among other items. Upon product release, prepaid royalties and capitalized software costs are amortized to cost of sales-royalties and software amortization based on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of one year or less.

    For products that have been released, we evaluate the future recoverability of prepaid royalties and capitalized software costs on a quarterly basis based on actual title performance. Prior to a product's release, we expense, as part of product development costs, capitalized costs when we believe that such amounts are not recoverable. The following criteria are used to evaluate recoverability of unreleased titles: historical performance of comparable products; the commercial acceptance of prior products released on a given game engine; orders for the product prior to its release; estimated performance of a sequel product based on the performance of the product on which the sequel is based; and actual development costs of a product as compared to our budgeted amount.

    Our profitability is directly affected by the mix of revenues from our publishing and distribution segments. Publishing operating margins are substantially higher than margins realized from our distribution segment. For the fiscal year ended March 31, 2001, operating income from publishing activities was 7.66% of worldwide publishing net revenues, while operating income from distribution activities was 2.67% of worldwide distribution net revenues. Operating margins in our distribution segment are also affected by the mix of hardware and software sales, with software producing higher margins than hardware.

    The following table sets forth certain consolidated statements of operations data for the periods indicated as a percentage of total net revenues and also breaks down net revenues by territory and platform, as well as operating income by business segment:

	Fiscal Year Ended March 31,						Three Months Ended June 30,
	1999		2000		2001		2000		2001
			(dollars in thousands)

STATEMENT OF OPERATIONS DATA:
Net revenues	$436,526	100%	$572,205	100%	$620,183	100%	$84,558	100%	$110,577	100%
Costs and expenses
Cost of sales—product costs	260,041	60	319,422	56	324,907	52	43,633	52	64,124	58
Cost of sales—royalties and software amortization	36,990	9	91,238	16	89,702	14	13,647	16	9,996	9
Product development	22,875	5	26,275	5	41,396	8	7,424	9	9,191	8
Sales and marketing	66,420	15	87,303	15	85,378	14	17,872	21	18,756	17
General and administrative	21,948	5	36,674	6	37,491	6	8,102	10	9,745	9
Amortization of intangible assets	1,585	0	41,618	7	1,502	0	378	0	—	0

Total costs and expenses	409,859	94	602,530	105	580,376	94	91,056	108	111,812	101

Income (loss) from operations	26,667	6	(30,325)	(5)	39,807	6	(6,498)	(8)	(1,235)	(1)
Interest income (expense), net	(3,031)	(1)	(8,411)	(2)	(7,263)	(1)	(1,723)	(2)	1,281	1

Income (loss) before income tax provision	23,636	5	(38,736)	(7)	32,544	5	(8,221)	(10)	46	0
Income tax provision (benefit)	8,745	2	(4,648)	(1)	12,037	2	(3,042)	(4)	17	0

Net income (loss)	$14,891	3%	$(34,088)	(6)%	$20,507	3%	$(5,179)	(6)%	$29	0%

NET REVENUES BY TERRITORY:
United States	$149,705	34%	$282,847	49%	$352,893	57%	$45,995	54%	$66,264	60%
Europe	278,032	64	277,485	49	256,228	41	37,370	44	41,833	38
Other	8,789	2	11,873	2	11,062	2	1,193	2	2,480	2

Total net revenues	$436,526	100%	$572,205	100%	$620,183	100%	$84,558	100%	$110,577	100%

NET REVENUES BY ACTIVITY AND PLATFORM:
Publishing
Console system	$110,866	54%	$252,383	64%	$278,486	60%	$24,577	40%	$32,353	39%
Hand held device	796	0	28,821	7	71,042	15	6,682	11	36,864	45
Personal computer	93,880	46	115,487	29	116,534	25	29,740	49	13,613	16

Total publishing net revenues	205,542	47	396,691	69	466,062	75	60,999	72	82,830	75

Distribution
Console system	146,382	63	113,932	65	107,611	70	14,664	62	17,943	65
Hand held device	10,202	5	15,141	9	9,754	6	1,825	8	6,259	23
Personal computer	74,400	32	46,441	26	36,756	24	7,070	30	3,545	12

Total distribution net revenues	230,984	53	175,514	31	154,121	25	23,559	28	27,747	25

Total net revenues	$436,526	100%	$572,205	100%	$620,183	100%	$84,558	100%	$110,577	100%

OPERATING INCOME (LOSS) BY SEGMENT:
Publishing	$12,398	3%	$(35,049)	(6)%	$35,687	5%	$(5,907)	(7)%	$(1,307)	(1)%
Distribution	14,269	3	4,724	1	4,120	1	(591)	(1)	72	0

Total operating income (loss)	$26,667	6%	$(30,325)	(5)%	$39,807	6%	$(6,498)	(8)%	$(1,235)	(1)%

Results of Operations—Three Months Ended June 30, 2001 and 2000

Net Revenues

    Net revenues for the three months ended June 30, 2001 increased 31% from the prior year period, from $84.6 million to $110.6 million. This increase was due to our publishing segment and, to a lesser degree, our distribution segment.

    Publishing net revenues for the three months ended June 30, 2001 increased 36% from $61.0 million to $82.8 million. This increase was primarily due to publishing console system net revenues increasing 32% from $24.6 million to $32.4 million and publishing hand held device net revenues increasing 452% from $6.7 million to $36.9 million, partially offset by a 54% decrease in publishing personal computer net revenues from $29.7 million to $13.6 million. The increase in publishing console system and hand held device net revenues was attributable to the release in the three months ended June 30, 2001 of a number of titles that sold well in the marketplace, including Tony Hawk's Pro Skater 2 (Game Boy Advance), Mat Hoffman's Pro BMX (PlayStation and Game Boy Color), Bloody Roar 3 (PlayStation 2), The Simpsons Wrestling (PlayStation), Pinobee (Game Boy Advance) and Bomberman Tournament (Game Boy Advance). We also released a larger number of console system and hand held device titles in the three months ended June 30, 2001, 14 titles, as compared to the first quarter of the previous fiscal year, 4 titles. The decrease in personal computer net revenues was attributable to the release in the three months ended June 30, 2001 of a fewer number of personal computer titles, 6 titles, as compared to the first quarter of the previous fiscal year, 21 titles.

    For the three months ended June 30, 2001, distribution net revenues increased 18% compared to the three months ended June 30, 2000, from $23.6 million to $27.7 million. This increase was primarily due to an increase in distribution console system and hand held device net revenues, partially offset by a decrease in distribution personal computer net revenues. The increase in distribution console net revenues reflects the accelerating benefits our distribution business has experienced from the introduction of next generation console systems and hand held devices such as PlayStation 2 and Game Boy Advance, respectively.

    Domestic net revenues grew 44% from $46.0 million to $66.3 million. International net revenues increased 15% from $38.6 million to $44.3 million. The increase in domestic and international net revenues reflects the increases in our console business as described above.

Costs and Expenses

    Cost of sales—product costs represented 58% and 52% of net revenues for the three months ended June 30, 2001 and 2000, respectively. The increase in cost of sales—product costs as a percentage of net revenues for the three months ended June 30, 2001 was due to the increase in publishing and distribution console system net revenues as a percentage of total net revenues as console products have a higher manufacturing per unit product cost than personal computer products. The increase was also due to an increase in publishing and distribution hand held device net revenues as a percentage of total net revenues for the three months ended June 30, 2001, which reflects a higher concentration of hand held devices due to the release of Game Boy Advance in June 2001. Hand held devices have a higher manufacturing per unit product cost than personal computers and console systems.

    Cost of sales—royalty and software amortization expense represented 9% and 16% of net revenues for the three months ended June 30, 2001 and 2000, respectively. The decrease in cost of sales-royalty and software amortization expense as a percentage of net revenues reflects the increase in net revenues from hand held devices as a percentage of our total net revenues as hand held devices have lower product development costs than personal computers or other console systems.

    Product development expenses of $9.2 million and $7.4 million represented 8% and 9% of net revenues for the three months ended June 30, 2001 and 2000, respectively. The dollar increase in product development expenses reflect our investment in the development of products for next generation console systems and hand held devices, including PlayStation 2, Xbox, GameCube and Game Boy Advance.

    Sales and marketing expenses of $18.8 million and $17.9 million represented 17% and 21% of net revenues for the three months ended June 30, 2001 and 2000, respectively. The decrease reflects our ability to generate savings by building on the existing awareness of our branded products and sequel titles sold during the fiscal 2002 quarter.

    General and administrative expenses of $9.7 million and $8.1 million represented approximately 9% and 10% of net revenues for the three months ended June 30, 2001 and 2000, respectively. The increase in the amount of general and administrative expenses was due to an increase in worldwide administrative support needs and headcount related expenses.

Income (Loss) from Operations

    Income (loss) from operations for the three months ended June 30, 2001, was $(1.2) million, compared to $(6.5) million for the three months ended June 30, 2000. This decrease in consolidated operating loss is primarily the result of an improved performance in our publishing business.

    Publishing income (loss) for the three months ended June 30, 2001 improved 78% to $(1.3) million, from $(5.9) million for the three months ended June 30, 2000. The improved performance in our publishing business is primarily the result of the release of a larger number of console titles, including titles for the Game Boy Advance platform released in June 2001.

Other Income (Expense)

    Interest income (expense), net changed $3.0 million from $(1.7) million of interest expense, net for the three months ended June 30, 2000, to $1.3 million of interest income, net for the three months ended June 30, 2001. This change was due to our improved cash position resulting in higher investment income and the elimination of borrowings and the conversion and/or redemption of our $60.0 million convertible subordinated notes.

Provision for Income Taxes

    The income tax benefit of $17,000 for the three months ended June 30, 2001 reflects our effective income tax rate of approximately 37%. The significant item that generated the variance between our effective rate and our statutory rate of 35% was state taxes. The realization of deferred tax assets primarily is dependent on the generation of future taxable income. We believe that we may generate taxable income sufficient to realize the benefit of net deferred tax assets recognized.

Results of Operations—Fiscal Years Ended March 31, 2001 and 2000

    Net income for fiscal 2001 was $20.5 million or $0.75 per diluted share, as compared to net loss of $34.1 million or $1.38 per diluted share in fiscal 2000. The 2000 results were negatively impacted by a strategic restructuring charge totaling $70.2 million, approximately $61.8 million net of tax, or $2.50 per diluted share. See the analysis of the results of operations for the fiscal years ended March 31, 2000 and 1999 for a detailed discussion of the restructuring plan. During fiscal 2001, we completed those restructuring initiatives.

Net Revenues

    Net revenues for the year ended March 31, 2001 increased 8% from the prior period, from $572.2 million to $620.2 million. This increase was driven by the performance of our publishing segment, partially offset by declines experienced in our distribution segment.

    Publishing net revenues for the year ended March 31, 2001 increased 17% from $396.7 million to $466.1 million. This increase was primarily due to publishing console net revenues increasing 24% from $281.2 million to $349.5 million. The increase in publishing console net revenues was attributable to the release in fiscal 2001 of several titles that sold very well in the marketplace, including Tony Hawk's Pro Skater 2 (Sony PlayStation, Dreamcast and Game Boy), Spider-Man (Sony PlayStation, Nintendo 64 and Game Boy), X-Men Mutant Academy (Sony PlayStation and Game Boy), as well as continuing strong sales of the original Tony Hawk's Pro Skater (Sony PlayStation and Nintendo 64). Publishing personal computer net revenues for the year ended March 31, 2001 remained relatively constant with the prior year, increasing 1% from $115.5 million to $116.5 million.

    For the year ended March 31, 2001, distribution net revenues decreased 12% from the prior fiscal year from $175.5 million to $154.1 million. The decrease was mainly attributable to the continued weakness in the European console market as a result of the transition to next generation console systems. Based on previous new hardware launches, we expect that our distribution business will benefit in future periods from the introduction of Sony PlayStation 2 and other next generation consoles. In the fourth quarter of fiscal 2001, distribution had our best results in eight quarters, reflecting the accelerating opportunities from the introduction of new console systems.

    Domestic net revenues grew 25.0% from $282.8 million to $352.9 million. International net revenues decreased by 8% from $289.4 million to $267.3 million. The increase in domestic net revenues reflects the increases in our publishing segment as described above and the decrease in international net revenues reflects the declines in our distribution segment as described above.

Costs and Expenses

    Cost of sales—product costs represented 52% and 56% of net revenues for the year ended March 31, 2001 and 2000, respectively. The decrease in cost of sales—product costs as a percentage of net revenues for the years ended March 31, 2001 was due to the decrease in distribution net revenue, partially offset by a higher publishing console net revenue mix. Distribution products have a higher per unit product cost than publishing products, and console products have a higher per unit product cost than personal computer products.

    Cost of sales—royalty and software amortization expense represented 14% and 16% of net revenues for the years ended March 31, 2001 and 2000, respectively. The decrease in cost of sales—royalty and software amortization expense as a percentage of net revenues reflects the $11.9 million of write-offs recorded in the fourth quarter of fiscal 2000 relating to our restructuring plan as later described in the analysis of the results of operations for the fiscal years ended March 31, 2000 and 1999.

    Product development expenses of $41.4 million and $26.3 million represented 8% and 5% of net revenues for the years ended March 31, 2001 and 2000, respectively. These increases in product development expenses in dollars and as a percentage of net revenues reflect our investment in the development of products for next generation console and hand-held devices, including PlayStation 2, Xbox, GameCube and Game Boy Advance. The increases also reflect the increase in the number of titles we expect to release in fiscal 2002, 49 titles, compared to fiscal 2001, 35 titles. Of the 49 titles we expect to release in fiscal 2002, 22 titles are for next generation platforms, which have higher development costs than existing platform titles.

    Sales and marketing expenses of $85.4 million and $87.3 million represented 14% and 15% of net revenues for the years ended March 31, 2001 and 2000, respectively. This decrease reflects our ability to generate savings by building on the existing awareness of our branded products and sequel titles sold during fiscal 2001.

    General and administrative expenses for the year ended March 31, 2001 remained relatively constant with the prior fiscal year, increasing 2% from $36.7 million to $37.5 million. As a percentage of net revenues, fiscal 2001 general and administrative expenses also remained relatively constant with the prior fiscal year at approximately 6%.

    Amortization of intangibles decreased substantially from $41.6 million in fiscal 2000 to $1.5 million in fiscal 2001. This was due to the write-off in fiscal 2000 of goodwill acquired in purchase acquisitions in conjunction with our restructuring plan as subsequently described.

Income (Loss) from Operations

    Income (loss) from operations for the year ended March 31, 2001, was $39.8 million, compared to $(30.3) million in fiscal 2000. This increase in consolidated operating income is primarily the result of increased operating income in our publishing business.

    Publishing income (loss) from operations for the year ended March 31, 2001 increased to $35.7 million, compared to $(35.0) million in the prior fiscal year. The increase reflects the charges incurred in fiscal 2000 in conjunction with our restructuring plan as subsequently described, which predominantly impacted our publishing segment. Distribution operating income for the year ended March 31, 2001 decreased to $4.1 million from $4.7 million in the prior fiscal year.

Other Income (Expense)

    Interest expense, net of interest income, decreased to $7.3 million for the year ended March 31, 2001, from $8.4 million for the year ended March 31, 2000. This decrease in interest expense was due to lower average borrowings on the revolving portion of our $125.0 million term loan and revolving credit facility (the "U.S. Facility") during fiscal 2001 when compared to prior fiscal year, as well as increased interest earned as a result of higher investable cash balances throughout the year.

Provision for Income Taxes

    The income tax provision of $12.0 million for the fiscal year ended March 31, 2001, reflects our effective income tax rate of approximately 37%. The significant items generating the variance between our effective rate and our statutory rate of 35% are state taxes and nondeductible goodwill amortization, partially offset by a decrease in our deferred tax asset valuation allowance and research and development tax credits. The realization of deferred tax assets primarily is dependent on the generation of future taxable income. We believe that we may generate taxable income sufficient to realize the benefit of net deferred tax assets recognized.

Results of Operations—Fiscal Years Ended March 31, 2000 and 1999

    Net loss for fiscal 2000 was $34.1 million or $1.38 per diluted share, as compared to net income of $14.9 million or $0.62 per diluted share in fiscal 1999. The 2000 results were negatively impacted by a strategic restructuring charge totaling $70.2 million, approximately $61.8 million net of tax, or $2.50 per diluted share.

Strategic Restructuring Plan

    In the fourth quarter of fiscal 2000, we finalized a strategic restructuring plan to accelerate the development and sale of interactive entertainment software products primarily for the next generation consoles. Costs associated with this plan amounted to $70.2 million, approximately $61.8 million net of taxes, and were recorded in the consolidated statement of operations in the fourth quarter of fiscal 2000 and classified as follows (amounts in millions):

Net revenues	$11.7
Cost of sales—royalties and software amortization	11.9
Product development	4.2
General and administrative	5.2
Amortization of intangible assets	37.2

Total	$70.2

    The component of the charge included in amortization of intangible assets represented a write down of intangibles including goodwill, relating to Expert Software, Inc., one of our value publishing subsidiaries, totaling $26.3 million. We consolidated Expert Software into Head Games, forming one integrated business unit. As part of this consolidation, we discontinued substantially all of Expert Software's product lines, terminated substantially all of Expert Software's employees and phased out the use of the Expert Software name. In addition, a $10.9 million write down of goodwill relating to TDC, Inc., a subsidiary of ours operating with original equipment manufacturers, was recorded. During fiscal 1999, the original equipment manufacturer market went through radical changes due to price declines of personal computers and hardware accessories. The sum of the undiscounted future cash flow of these assets was not sufficient to cover the carrying value of these assets and as such was written down to fair market value.

    The component of the charge included in net revenues and general and administrative expense represents costs associated with the planned termination of a substantial number of third party distributor relationships in connection with our realignment of our worldwide publishing business to leverage our existing sales and marketing organizations and improve the control and management of our products. These actions resulted in an increase in the allowance for sales returns of $11.7 million and the allowance for doubtful accounts of $3.4 million. The plan also included a severance charge of $1.2 million for employee redundancies.

    The components of the charge included in cost of sales-royalties and software amortization and product development represent costs to write down certain assets associated with exiting certain product lines and re-evaluating other product lines which resulted in reduced expectations.

    During fiscal 2001, we completed the restructuring initiatives associated with the fiscal 2000 restructuring plan without any significant adjustments.

Net Revenues

    Net revenues for the year ended March 31, 2000 increased 31% from the prior year, from $436.5 million to $572.2 million. The increase was due to a 53% increase in console net revenues from $268.2 million to $410.3 million, slightly offset by a 4% decrease in personal computer net revenues from $168.3 million to $161.9 million. Domestic net revenues grew 89% from $149.7 million to $282.8 million. International net revenues remained fairly constant, increasing 1% from $286.8 million to $289.4 million.

    Publishing net revenues for the year ended March 31, 2000 increased 93% from $205.5 million to $396.7 million. This increase was primarily due to publishing console net revenues increasing 152% from $111.7 million to $281.2 million. The increase in publishing console net revenues was attributable to the release in fiscal 2000 of a larger number of titles that sold well in the marketplace, including Space Invaders (PlayStation, Nintendo 64 and Game Boy Color) Toy Story II (PlayStation and Nintendo 64), Tarzan (Nintendo 64 and Game Boy), A Bug's Life (Nintendo 64), Blue Stinger

(Dreamcast), Vigilante 8: Second Offense (PlayStation, Nintendo 64 and Game Boy), WuTang: Shaolin Style (PlayStation) and Tony Hawk's Pro Skater (PlayStation, Nintendo 64 and Game Boy). Publishing personal computer net revenues for the year ended March 31, 2000 increased 23% from $93.9 million to $115.5 million. This increase primarily was due to the release of Quake III Arena, Cabela's Big Game Hunter III, Star Trek: Hidden Evil, Armada and Soldier of Fortune.

    For the year ended March 31, 2000, distribution net revenues decreased 24% from prior fiscal from $231.0 million to $175.5 million. The decrease was mainly attributable to a reduction of market share of the independent retail channel in the United Kingdom, as well as the unfavorable impact of foreign currency translation rates. Nintendo's decision to sell its products directly to customers and therefore cease distributing through CD Contact also contributed to this decrease.

    Net original equipment manufacturer licensing, online and other revenues for the fiscal year ended March 31, 2000 increased 40% from $19.0 million to $26.7 million. The increase was primarily due to an increase in licensing revenues, partially offset by a decrease in original equipment manufacturer revenues. Licensing revenues increased due to an increase in the number of licensing arrangements we entered into during fiscal 2000. Original equipment manufacturer revenues decreased due to the radical changes being experienced in the original equipment manufacturer market in fiscal 2000, which resulted from declining prices of personal computers and hardware accessories and the reluctance of hardware manufacturers to produce large inventories.

Costs and Expenses

    Cost of sales—product costs represented 56% and 60% of net revenues for the year ended March 31, 2000 and 1999, respectively. The decrease in cost of sales—product costs as a percentage of net revenues for the year ended March 31, 2000 was due to the decrease in distribution net revenue, partially offset by a higher publishing console net revenue mix. Distribution products have a higher per unit product cost than publishing products, and console products have a higher per unit product cost than personal computer products.

    Cost of sales—royalty and software amortization expense represented 16% and 9% of net revenues for the year ended March 31, 2000 and 1999, respectively. The increase in cost of sales—royalty and software amortization expense as a percentage of net revenues was primarily due to changes in our product mix, with an increase in the number of branded products with higher royalty obligations as compared to the prior fiscal year and increases in amortization expenses relating to the release of a greater number of products with capitalizable development costs. The increase also partially resulted from $11.9 million of write-offs recorded in the fourth quarter of fiscal 2000 relating to our restructuring plan.

    Product development expenses for the year ended March 31, 2000 increased 15% from the same period last year from $22.9 million to $26.3 million. The increase was primarily due to a $4.2 million charge to product development costs relating to our restructuring plan.

    As a percentage of net revenues, total product creation costs (i.e., royalties and software amortization expense plus product development expenses) increased from 14% to 21% for the year ended March 31, 2000. Such increases were attributable to the increases in product development costs.

    Sales and marketing expenses for the year ended March 31, 2000 increased 31% from the same period in 1999, from $66.4 million to $87.3 million, but remained relatively constant as a percentage of net revenues at 15% at March 31, 2000 and 1999. The increase in the amount of sales and marketing expenses was primarily due to an increase in the number of titles released and an increase in television advertising during the final quarter of fiscal 2000 to support our premium titles.

    General and administrative expenses for the year ended March 31, 2000 increased 67% from the prior fiscal year, from $21.9 million to $36.7 million. As a percentage of net revenues, general and administrative expenses remained relatively constant at approximately 5% to 6%. The increase in the amount of general and administrative expenses was due to an increase in worldwide administrative support needs and headcount related expenses and charges incurred in conjunction with our restructuring plan.

    Amortization of intangibles increased substantially from $1.6 million in fiscal 1999 to $41.6 million in fiscal 2000. This was due to the write-off of goodwill acquired in purchase acquisitions.

Income (Loss) from Operations

    Income (loss) from operations for the year ended March 31, 2000, was $(30.3) million, compared to $26.7 million in fiscal 1999.

    Publishing income (loss) from operations for the year ended March 31, 2000 decreased 382% to $(35.0) million, compared to $12.4 million in the prior fiscal year. The decrease reflects the charges incurred in conjunction with our restructuring plan which predominantly impacted our publishing segment. Distribution operating income for the year ended March 31, 2000 decreased 67% to $4.7 million, compared to $14.3 million in the prior fiscal year. The period over period change primarily was due to a decrease in distribution sales and the United Kingdom price reductions.

Other Income (Expense)

    Interest expense, net of interest income, increased to $8.4 million for the year ended March 31, 2000, from $3.0 million for the year ended March 31, 1999. This increase primarily was the result of interest costs associated with our $125 million term loan and revolving credit facility obtained in June 1999.

Provision for Income Taxes

    The income tax benefit of $4.6 million for the year ended March 31, 2000 reflects our effective income tax rate of approximately 12%. The significant items that generated the variance between our effective rate and the statutory rate of 34% were nondeductible goodwill amortization and an increase in our deferred tax asset valuation allowance, partially offset by research and development tax credits. The realization of deferred tax assets primarily is dependent on the generation of future taxable income. We believe that we may generate taxable income sufficient to realize the benefit of net deferred tax assets recognized.

Quarterly Operating Results

    Our quarterly operating results have in the past varied significantly and will likely vary significantly in the future, depending on numerous factors, several of which are not under our control. Our business also has experienced and is expected to continue to experience significant seasonality, in part due to consumer buying patterns. Net revenues typically are significantly higher during the fourth calendar quarter, primarily due to the increased demand for consumer software during the year-end holiday buying season. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

    The following table is a comparative breakdown of our quarterly results for the immediately preceding nine quarters (amounts in thousands, except per share data):

	Quarter Ended
	June 30, 1999(1)	Sept. 30, 1999	Dec. 31, 1999	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001
Net revenues	$84,142	$115,363	$268,862	$103,838	$84,558	$144,363	$264,473	$126,789	$110,577
Operating income (loss)	(6,101)	3,525	38,241	(65,990)	(6,498)	9,536	34,754	2,015	(1,235)
Net income (loss)	(4,575)	1,063	22,301	(52,877)	(5,179)	4,306	20,505	875	29
Diluted earnings (loss) per share	$(0.19)	$0.04	$0.75	$(2.07)	$(0.21)	$0.17	$0.70	$0.03	$0.00

(1)
Restated for our acquisition of Neversoft.

Liquidity and Capital Resources

    Our cash and cash equivalents decreased $19.6 million, from $125.6 million at March 31, 2001 to $106.0 million at June 30, 2001, as compared to a $38.4 million decrease in cash and cash equivalents in the comparable prior year period from $50.0 million at March 31, 2000 to $11.6 million at June 30, 2000. The decrease in cash in the three months ended June 30, 2001, resulted from $29.7 million and $2.4 million utilized in operating and investing activities, respectively, offset by $12.9 million provided by financing activities. Cash used in operating activities was primarily the result of our continued investment in product development and changes in accounts payable, driven by a seasonal change in working capital needs. Approximately $20.8 million was utilized in connection with the acquisition of publishing or distribution rights to products being developed by third parties, the execution of new license agreements granting us long-term rights to intellectual property of third parties, as well as product development costs relating to internally developed products. The cash used in investing activities primarily was the result of capital expenditures. The cash provided by financing activities primarily was the result of proceeds from the issuance of common stock pursuant to employee options and common stock warrants, offset by the accelerated repayment of our term loan.

    In connection with our purchases of Nintendo 64 and Game Boy hardware and software cartridges for distribution in North America and Europe, Nintendo requires us to provide irrevocable letters of credit prior to accepting our purchase orders from us. Furthermore, Nintendo maintains a policy of not accepting returns of Nintendo 64 and Game Boy hardware and software cartridges. Because of these and other factors, the carrying of an inventory of Nintendo 64 and Game Boy hardware and software cartridges entails significant capital and risk. As of June 30, 2001, we had $4.3 million of Nintendo 64, and $15.4 million of Game Boy, hardware and software cartridge inventory on hand, which represented approximately 10% and 35%, respectively, of all inventory.

    In December 1997, we completed the private placement of $60.0 million principal amount of 6 3/4% convertible subordinated notes due 2005 (the "Notes"). The Notes were convertible into common stock, in whole or in part, at the option of the holder at any time after December 22, 1997, the date of original issuance, and prior to the close of business on the business day immediately preceding the maturity date, unless previously redeemed or repurchased. The conversion price was $18.875 per share. During the three months ended June 30, 2001, we called the Notes for redemption. As a result, as of June 20, 2001, all of the $60.0 million aggregate principal amount of Notes were converted or redeemed. A total of 3,175,462 shares of common stock were issued as a result of the conversions.

    We have a $78.0 million revolving credit facility with a syndicate of banks (the "U.S. Facility"). The U.S. Facility provides us with the ability to borrow up to $78.0 million and issue letters of credit up to $78.0 million on a revolving basis against eligible accounts receivable and inventory. The U.S. Facility has a borrowing rate based on the banks' base rate plus 1.25% or LIBOR plus 2.25% and matures June 2002. We pay a commitment fee of 0.25% on the unused portion of the revolving line. The U.S.

Facility is secured by liens on substantially all of our assets. The U.S. Facility contains various covenants which limit our ability to incur additional indebtedness, pay dividends or make other distributions, create certain liens, sell assets, or enter into certain mergers or acquisitions. We are also required to maintain specified financial ratios related to net worth and fixed charges.

    We have a revolving credit facility through our CD Contact subsidiary in the Netherlands (the "Netherlands Facility"). The Netherlands Facility permits revolving credit loans and letters of credit up to $10.2 million at June 30, 2001, based upon eligible accounts receivable and inventory balances. The Netherlands Facility is due on demand, bears interest at a Eurocurrency rate plus 1.50% and matures August 2003. We had $1.7 million of borrowings outstanding under the Netherlands Facility at June 30, 2001. There were $0.1 million letters of credit outstanding under the Netherlands Facility as of June 30, 2001.

    We also have a revolving credit facility with our CentreSoft subsidiary located in the United Kingdom (the "UK Facility"), and our NBG subsidiary located in Germany (the "German Facility"). The UK Facility can be used for working capital requirements and provides $9.9 million of revolving loans and $4.3 million of letters of credit, bears interest at LIBOR plus 2%, is collateralized by substantially all of the assets of the subsidiary and matures in October 2001. The UK Facility also contains various covenants that require the subsidiary to maintain specified financial ratios related to, among others, fixed charges. We were in compliance with these covenants as of June 30, 2001. No borrowings were outstanding against the UK Facility at June 30, 2001. Letters of credit of $4.3 million were outstanding against the UK Facility at June 30, 2001. The German Facility can be used for working capital requirements and provides for revolving loans up to $1.8 million, bears interest at 7.0%, is collateralized by a cash deposit of approximately $0.9 million made by our CentreSoft subsidiary and has no expiration date. No borrowings were outstanding against the German Facility as of June 30, 2001.

    In the normal course of business, we enter into contractual arrangements with third parties for the development of products. Under these agreements, we commit to provide specified payments to a developer, contingent upon the developer's achievement of contractually specified milestones. Assuming all contractually specified milestones are achieved, for contracts in place as of June 30, 2001, the total future minimum contract commitment is approximately $73.2 million, which is scheduled to be paid as follows (dollars in thousands):

Fiscal Year Ending March 31,	Amount
2002	$35,894
2003	24,116
2004	6,070
2005	2,925
2006	1,675
Thereafter	2,500

Total	$73,180

    We historically have financed our acquisitions through the issuance of shares of our common stock. We will continue to evaluate potential acquisition candidates as to the benefit they bring to us and as to our ability to make such acquisitions and maintain compliance with our bank facilities.

    We believe that we have sufficient working capital ($202.5 million at June 30, 2001), as well as proceeds available from the U.S. Facility, the UK Facility, the Netherlands Facility and the German Facility and the proceeds from this offering, to finance our operational requirements for at least the next twelve months, including acquisitions of inventory and equipment, the funding of the development, production, marketing and sale of new products and the acquisition of intellectual property rights from third parties for future products.

Inflation

    We currently believe that inflation has not had a material impact on continuing operations.

Euro Conversion

    On January 1, 1999, eleven of the fifteen member countries of the European Union adopted the "euro" as their common currency. The sovereign currencies of the participating countries are scheduled to remain legal tender as denominations of the euro between January 1, 1999 and January 1, 2002. Beginning January 1, 2002, the participating countries will issue new euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating countries will withdraw all bills and coins denominated in the sovereign currencies, so that the sovereign currencies no longer will be legal tender for any transactions, making conversion to the euro complete. We have performed an internal analysis of the possible implications of the euro conversion on our business and financial condition, and have determined that the impact of the conversion will be immaterial to our overall operations. Our wholly owned subsidiaries operating in participating countries represented 8% and 12% of our consolidated net revenues for the years ended March 31, 2001 and 2000, respectively.

Implementation of SAB 101

    The SEC issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, in December 1999. The SAB summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. During the year ended March 31, 2001, we performed a review of our revenue recognition policies and determined that we are in compliance with SAB 101.

Recently Issued Accounting Standards

    Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", was issued on July 20, 2001 and addresses financial accounting and reporting for business combinations. SFAS No. 141 requires that the purchase method be used to account and report for all business combinations. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

    SFAS No. 142, "Goodwill and Other Intangible Assets", was issued on July 20, 2001 and addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 addresses how intangible assets should be accounted for in financial statements upon their acquisition and how other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. We have adopted the provisions of this Statement effective as of April 1, 2001. We are currently assessing the transitional goodwill impairment, if any. However, we do not believe that the assessment of the transitional goodwill impairment will have a material impact on our financial position or results of our operations. We will not be required to expense goodwill in the amount of approximately $375,000 per quarter in fiscal 2002 as a result of the application of SFAS 142.

BUSINESS

General

    We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics.

    Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sony PlayStation, Sony PlayStation 2, Nintendo 64 and Sega Dreamcast, console systems, the Nintendo Game Boy Color and Game Boy Advance hand held devices, as well as on personal computers. Over the next few years, we plan to produce many titles for the recently released Sony PlayStation 2 console system and Game Boy Advance hand held device and the Microsoft Xbox and Nintendo GameCube console systems, which are expected to launch in North America and Japan later this year and in Europe next year. At present we have 153 different titles in various stages of production, development and planning, 80 of which are in production and development and 73 of which are in various planning stages. Driven partly by the enhanced capabilities of the next generation of platforms, we believe that in the next few years there will be significant growth in the market for interactive entertainment software and we plan to leverage our skills and resources to extend our leading position in the industry.

    Our publishing business involves the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. In addition to publishing, we maintain distribution operations in Europe that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

    For the fiscal year ended March 31, 2001, we reported consolidated net revenues of $620.2 million, including $466.1 million from our publishing segment and $154.1 million from our distribution segment. According to NPD Group, Inc.'s TRSTS data, we have increased our ranking among third party publishers in the United States market for console and hand held software from thirteenth for the year ended December 31, 1997 to second for the six months ended June 30, 2001. NPD Group, Inc. is an independent market research company.

Industry Overview

    The interactive entertainment software business involves the creation or acquisition of titles or intellectual property rights, the development of interactive software products based on these titles or rights, and the publication, marketing, merchandising, distribution and licensing of the resulting software products. The interactive entertainment software market principally consists of (i) software for use solely on dedicated hardware console systems, (ii) software for portable hand held devices and (iii) software for use on personal computers.

    Consoles and Hand Held Devices.  Game hardware has evolved significantly from the early products launched by the initial hardware developers, Nintendo and Sega, in the 1980's. The processing speed of the console systems has increased from "8-bit" in the 1980's to "128-bit" in next generation platforms. Technological developments in both chip processing speed and data storage has substantially increased opportunities for game developers to provide game players with many more capabilities such as improved speed of movement, richer content, more graphic images and improved sound effects.

    In addition, innovation in the market for hand held game devices has brought about many similar changes including capabilities for multi-player games, color screens and greater processing power within the games.

    The following table illustrates the evolution of the principal platforms of both console and hand held devices.

Manufacturer	Product Name	Year of U.S. Introduction
Console Systems
Sega	Genesis	1989
Nintendo	SNES	1991
Sega	Saturn	1995
Sony	PlayStation	1995
Nintendo	Nintendo 64	1996
Sega	Dreamcast	1999
Sony	PlayStation 2	2000
Microsoft	Xbox	2001	(1)
Nintendo	GameCube	2001	(1)
Hand Held Devices
Nintendo	Game Boy	1989
Nintendo	Game Boy Color	1998
Nintendo	Game Boy Advance	2001

(1)
Year of anticipated release. We have no control over the date of introduction with respect to platforms not yet released.

    Personal Computers.  Technological advancements in personal computers have been more continuous than for consoles and hand held devices. The introduction of faster microprocessors, graphics accelerator chips, greater capacity hard-drives, enhanced operating systems and increases in memory has facilitated the development of more cost-effective, graphically oriented and user-friendly personal computer software, including video games. As personal computers become more powerful, less expensive and easier to use, we expect their use for interactive entertainment to continue to expand.

    Market Size.  The breadth of the interactive entertainment industry continually increases as a result of the large and growing installed base of video game console systems, advances in personal computers and expanding game-player demographics. According to The Next Generation of Gaming report dated April 2001 from International Data Corporation, or IDC, worldwide annual unit shipments of next generation, interactive entertainment console and hand held hardware are expected to grow from 39 million units in 2000 to 50 million units in 2004. IDC estimates the aggregate revenues from the sale of these products will be approximately $47 billion for the years 2000 to 2004. For those years, shipments specifically for the PlayStation 2, Microsoft Xbox, Nintendo GameCube and Nintendo Game Boy Advance are estimated by IDC to total approximately 64 million units, 44 million units, 34 million units and 69 million units, respectively.

    IDC also estimates that the United States market of next generation, console and hand held interactive entertainment software will grow from 110 million units and $3.7 billion in 2000 to 338 million units and $13.4 billion in 2004. The market for personal computer game software in the United States is estimated to grow from 82 million units and $2.6 billion in 2000 to 109 million units and $3.4 billion in 2004.

    Industry Trends.  Principal trends influencing the current state of the industry include broadening demographics, continuing technological development, relationships between hardware and software producers and consolidation among software developers and publishers.

    While the primary groups that play video games are male teenagers and young adults, the demographic mix is rapidly expanding to include older adults and women. Interactive software products have increasingly become a mainstream entertainment choice for a maturing, technologically sophisticated audience. According to a survey by Interactive Digital Software Association, 57% of all Americans who play video games most frequently are over the age of 18 and 26% of Americans who play video games are female. Interactive Digital Software Association estimates that the household penetration rate for video game consoles in the United States is approximately 35% and is expected to increase.

    We believe certain other technological innovations such as the ability to play DVDs and compact discs on certain console platforms and reverse compatibility, which allows users to play prior generation games on selected next generation platforms, will broaden the appeal of video game systems. In addition to the technological developments of the next generation hardware platforms, advances in communications and other technologies will accelerate development of online interactive games including use of broadband capabilities and wireless game devices.

    As a result of these rapid technological and demographic shifts, competition among platform makers is intense. While Sony, Nintendo and Microsoft produce their own software, they also contract with publishers such as us to develop new software in order to ensure a steady flow of high quality products. In addition, they commit significant marketing funds to the industry and provide support to publishers with which they have contracted to develop software to stimulate greater consumer acceptance and penetration of their hardware.

    There has been significant consolidation among developers and publishers of interactive entertainment software products in recent years. This has been driven principally by increasing product development costs, the potential for economies of scale in the industry and the need to develop an international presence. The increasing cost of developing products for new generation hardware platforms requires the support of organizations with better access to capital and broader management capabilities. Further, companies have leveraged their development, publishing and distribution resources across a larger number of titles to generate and sustain greater operating profits. Acquisitions have also helped companies gain access to international markets. We believe the trend for consolidation will continue.

Strategy

    Our objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment software products that deliver a highly satisfying consumer entertainment experience. Our strategy includes the following elements:

    Create and Maintain Diversity in Product Mix, Platforms and Markets.  We believe that maintaining a diversified mix of products can reduce our operating risks and enhance profitability. Therefore, we develop and publish products spanning a wide range of product categories, including action, adventure, extreme sports, racing, role playing, simulation and strategy, and products designed for target audiences ranging from game enthusiasts and children to mass market consumers and "value priced" buyers. We develop, publish and distribute products that operate on Sony PlayStation and PlayStation 2, Sega Dreamcast and Nintendo 64 console systems, Nintendo Game Boy hand held devices and the personal computer. In anticipation of the launch of Microsoft's Xbox and Nintendo's GameCube and in response to the previous launch of other next generation platforms, we currently have 57 titles under development for next generation platforms. We typically release our console products for use on multiple platforms in order to reduce the risks associated with any single platform, leverage our costs over a larger installed base and increase unit sales.

    Create, Acquire and Maintain Strong Brands.  We focus development and publishing activities principally on products that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These products can thereby serve as the basis for sequels, prequels and related new products that can be released over an extended period of time. We believe that the publishing and distribution of products based in large part on franchise properties enhances predictability of revenues and the probability of high unit volume sales and operating profits. We have entered into a series of strategic relationships with the owners of intellectual property pursuant to which we have acquired the rights to publish products based on franchises such as Star Trek, various Disney films such as Toy Story 2 and Marvel Comics' properties such as Spider-Man, X-Men and Blade. We have also capitalized on the success of our Tony Hawk's Pro Skater products to sign long-term agreements, many of which are exclusive, with numerous other extreme sports athletes including superstars Mat Hoffman in BMX pro biking, Kelly Slater in pro surfing, Shaun Palmer in snowboarding and Shaun Murray in wakeboarding.

    Enforce Disciplined Product Selection and Development Processes.  The success of our publishing business depends, in significant part, on our ability to develop games that will generate high unit volume sales and that can be completed up to our high quality standards. Our publishing units have implemented a formal control process for the selection, development, production and quality assurance of our products. We apply this process, which we refer to as the "Greenlight Process," to products under development with external, as well as internal resources. The Greenlight Process includes in-depth reviews of each project at five intervals during the development process by a team that includes several of our highest ranking operating managers and coordination between our sales and marketing personnel and development staff at each step in the process.

    We develop our products using a strategic combination of our internal development resources and external development resources acting under contract with us, some of whom are independent and some of whom are partly owned or otherwise controlled by us. We typically select our external developers based on their track record and expertise in producing products in the same category. One developer will often produce the same game for multiple platforms and will produce sequels to the original game. We believe that this selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources.

    Continue to Improve Profitability.  We are continually striving to reduce our risk and increase our operating leverage and efficiency with the goal of increased profitability. We believe the key factor affecting our profitability will be the success rate of our product releases. Therefore, our product selection and development process includes, as a significant component, periodic evaluations of the expected commercial success of products under development. Through this process, titles that we determine to be less promising are either discontinued before we incur additional development costs, or if necessary, corrections can be made in the development process. In addition, our focus on cross platform releases and branded products will, we believe, contribute to this strategic goal.

    In order to further our emphasis on improved profitability, we have implemented a number of operational initiatives. We have significantly increased our product development capabilities by allocating a larger portion of our product development investments to experienced independent development companies working under contract with us, thereby taking advantage of specialized third party developers without incurring the fixed overhead obligations associated with increased internally employed staff. Our sales and marketing operations work with our studio resources to increase the visibility of new product launches and to coordinate timing and promotion of product releases. Our finance and administration and sales and marketing personnel work together to improve inventory management and receivables collections. We have broadly instituted objective-based reward programs that provide incentives to management and staff throughout the organization to produce results that meet our financial objectives.

    Grow Through Continued Strategic Acquisitions and Alliances.  The interactive entertainment industry is consolidating, and we believe that success in this industry will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cash flow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industry with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with strategic developers, property owners and retailers. Through nine completed acquisitions since 1997, we believe that we have successfully diversified our operations, our channels of distribution, our development talent pool and our library of titles, and have emerged as one of the industry's leaders. We intend to continue to expand our resources through acquisitions, strategic relationships and key license transactions. We expect to focus our acquisition strategy on increasing our development capacity through the acquisition of or investment in selected experienced development firms, and expanding our intellectual property library through licenses and strategic relationships with intellectual property owners. Consistent with our acquisition strategy, we have reached an agreement in principle to acquire a privately owned software developer with whom we have worked over the past several years on a number of our key franchise titles. The purchase price will be approximately $19.5 million plus an additional $5.5 million in the event certain performance-based criteria are met and we expect that the consideration will be in the form of our common stock. We anticipate closing this acquisition within the next two months.

Products

    We historically have been best known for our action, adventure, strategy and simulation products. With the successful introduction of our series of Tony Hawk's Pro Skater products, we have also become the leader in the extreme sports category. We have also established ourself as a leader in the "value priced" software publishing business with such products as Cabela's Big Game Hunter series and Ski Resort Tycoon. Products published by us in this category are generally developed by third parties, often under contract with us, and are marketed under the Activision Value Publishing and Head Games names. Value priced software is typically less sophisticated and complex, both in terms of the development process and consumer ease of use. We also publish products in other categories such as leisure and role playing, and we may in the future expand our product offerings into new categories.

    The following table sets forth selected significant titles we are currently selling, the platform or platforms for which they were released, the category of the title and the month and year in which the title was first released.

Title	Platform	Category	First Released
Extreme Sports
Mat Hoffman's Pro BMX	PlayStation, Game Boy Color	Sports/BMX biking	May 2001
Tony Hawk's Pro Skater 2	PlayStation, Personal Computer, Game Boy Color, Game Boy Advance, Sega Dreamcast	Sports/Skateboarding	September 2000
Tony Hawk's Pro Skater	PlayStation, Personal Computer, Game Boy Color, Game Boy Advance	Sports/Skateboarding	September 1999

Action Heroes
Spider-Man 2: Sinister Six	Game Boy Color	Action	May 2001
X-Men: Wolverine's Rage	Game Boy Color	Action	May 2001
X-Men: Mutant Wars	Game Boy Color	Action	November 2000
Blade	Game Boy Color, PlayStation	Action	November 2000
Spider-Man	Game Boy Color, PlayStation, Nintendo 64, Sega Dreamcast	Action	August 2000
X-Men: Mutant Academy	Game Boy Color, PlayStation	Action	June 2000
Gamer
Quake III Team Arena	Personal Computer	First person shooter	December 2000
Tenchu 2: Birth of the Stealth Assassins	PlayStation	Action	August 2000
Covert Ops: Nuclear Dawn	PlayStation	Action	June 2000
Quake III Arena	Personal Computer	First person shooter	December 1999
Vigilante 8: 2nd Offense	PlayStation, Nintendo 64, Dreamcast	Combat driving	November 1999
Space Invaders	Personal Computer, PlayStation, Game Boy Color, Nintendo 64	Arcade/Puzzle	September 1999
Quake II	Personal Computer, Nintendo 64, PlayStation	First person shooter	June 1999
Tenchu: The Stealth Assassins	PlayStation	Action	September 1998
Vigilante 8	PlayStation, Nintendo 64	Combat driving	June 1998
Star Trek
Star Trek Voyager-Elite Force	Personal Computer	First person shooter	September 2000
Star Trek Invasion	PlayStation	Action	August 2000
Star Trek Armada	Personal Computer	Strategy	March 2000
Star Trek Hidden Evil	Personal Computer	Adventure	November 1999

Children's Games
Toy Story Racer	Game Boy Color, PlayStation	Action	February 2001
The Lion King–Simba's Mighty Adventure	PlayStation, Game Boy Color	Adventure	November 2000
102 Dalmatians Puppies to the Rescue	Game Boy Color	Adventure	November 2000
Buzz Lightyear of Star Command	Sega Dreamcast, PlayStation, Game Boy Color	Action	October 2000
Toy Story 2	Nintendo 64, PlayStation, Sega Dreamcast	Arcade/Puzzle	November 1999
Tarzan	Game Boy Color, Nintendo 64	Arcade/Puzzle	June 1999
A Bug's Life	Nintendo 64	Arcade/Puzzle	May 1999
Pinobee: Wings of Adventure	Game Boy Advance	Adventure	May 2001
PlayStation 2
Bloody Roar 3	PlayStation 2	Action	June 2001
Sky Odyssey	PlayStation 2	Action	November 2000
Orphen: Scion of Sorcery	PlayStation 2	Role playing game	October 2000
PlayStation
World's Scariest Police Chases	PlayStation	Action	May 2001
The Simpsons Wrestling	PlayStation	Action	April 2001
Nintendo Game Boy Color/Advance
Tomb Raider: Curse of the Sword	Game Boy Color	Adventure	June 2001
Bomberman Tournament	Game Boy Advance	Action	June 2001
Commander Keen	Game Boy Color	Adventure	May 2001
Personal Computer
Vampire The Masquerade Redemption	Personal Computer	Role playing game	June 2000
Soldier of Fortune	Personal Computer	First person shooter	March 2000
Cabela's Big Game Hunter III	Personal Computer	Sports/Hunting	September 1999

    The following table sets forth selected titles we expect to release during the fiscal year ending March 31, 2002, the platform or platforms for which they are anticipated to be released, the category of the product and the anticipated fiscal quarter of first release. We cannot assure you that each of the titles anticipated for release in fiscal 2002 will be released when scheduled, if ever. In addition to those titles, we may acquire and release additional titles during the same period of time. We also currently have approximately 125 additional titles in various stages of planning and development for release through fiscal 2004.

Title	Platform	Category	Anticipated First Release
Tony Hawk's Pro Skater 2	Nintendo 64	Sports/Skateboarding	2nd quarter
Spider-Man: Mysterio's Menace	Game Boy Advance	Action	2nd quarter
Spider-Man 2: Enter Electro	PlayStation	Action	2nd quarter
X-Men: Mutant Academy 2	PlayStation	Action	2nd quarter
X-Men: Reign of Apocalypse	Game Boy Advance	Action	2nd quarter
Doom	Game Boy Advance	Action	2nd quarter
Tony Hawk's Pro Skater 3	PlayStation, PlayStation 2, Game Boy Color	Sports/Skateboarding	3rd/4th quarter
Tony Hawk's Pro Skater 2X	Microsoft Xbox	Sports/Skateboarding	3rd/4th quarter
Shaun Palmer's Pro Snowboarder	PlayStation 2, Game Boy Advance, Game Boy Color	Sports/Snowboarding	3rd/4th quarter
Supercar Street Challenge	PlayStation 2, Personal Computer	Driving	3rd/4th quarter
Mat Hoffman's Pro BMX	Game Boy Advance, Personal Computer	Sports/BMX biking	3rd/4th quarter
Return to Castle Wolfenstein	Personal Computer	First person shooter	3rd/4th quarter
Star Trek: Armada II	Personal Computer	Strategy	3rd/4th quarter
Jackie Chan's Adventures	Game Boy Advance	Action	3rd/4th quarter
The Weakest Link	PlayStation, PlayStation 2, Personal Computer	Puzzle	3rd/4th quarter
Kelly Slater's Pro Surfer	PlayStation 2	Sports/Surfboarding	3rd/4th quarter
Mat Hoffman's Pro BMX 2	PlayStation 2	Sports/BMX biking	3rd/4th quarter
Tony Hawk's Pro Skater 3	Microsoft Xbox, Game Boy Advance, Personal Computer	Sports/Skateboarding	3rd/4th quarter
Soldier of Fortune 2: Double Helix	Personal Computer	First person shooter	3rd/4th quarter

    Hardware Licenses.  Our products currently are being developed or published primarily for Sony PlayStation and PlayStation 2, Nintendo 64 and GameCube and Microsoft Xbox console systems and Nintendo Game Boy hand held devices. We have also published games for the Sega Dreamcast. In order to maintain general access to the console systems marketplace, we have obtained licenses for PlayStation, PlayStation 2, Nintendo 64 and Microsoft Xbox console systems and Game Boy hand held devices. Each license allows us to create one or more products for the applicable system, subject to certain approval rights as to quality which are reserved by each licensor. Each license also requires that we pay the licensor a per unit license fee for each unit manufactured. We are currently negotiating a platform license for Nintendo GameCube. In contrast, we currently are not required to obtain any license for the development and production of products for personal computers.

    Intellectual Property Rights.  Our current and planned releases are based on intellectual property and other character or story rights licensed from third parties, as well as a combination of characters, worlds and concepts derived from our extensive library of titles, and original characters and concepts owned and created by us. In publishing products based on licensed intellectual property rights, we generally seek to capitalize on the name recognition, marketing efforts and goodwill associated with the underlying property.

    In acquiring intellectual property rights from third parties, we seek to obtain rights to publish titles across a variety of platforms, to include the ability to produce multiple titles and to retain rights over an extended period of time. In past years, we have been able to enter into a series of long-term or multi-product agreements with owners of intellectual properties that are well known throughout the world, and to create products based on these recognizable characters, story lines or concepts. These agreements typically provide us with exclusive publishing rights for a specific period of time, generally between three and six years, and in some cases for specified platforms. For example, we have entered into a series of license agreements with Marvel Characters Inc. granting to us the rights to develop and produce games based on the Spider-Man, X-Men, Blade, Iron Man and Fantastic Four comic book characters. The agreements allow us to develop and publish any number of products on any or all platforms over a five to six year period. To date, we have released eleven titles under this license on the PlayStation and Nintendo 64 console systems and Game Boy Color hand held device. Five of these eleven titles have achieved the status of top ten sellers in their category and platform. We have also entered into a license agreement with Fox Interactive granting to us the rights to develop and produce games based on Steven Spielberg's upcoming sci-fi film "Minority Report," starring Tom Cruise, which is scheduled for release in summer 2002. The agreement allows us to develop, publish and distribute worldwide a title based on the movie on any or all platforms over a five year period. We have also entered into other license agreements, with such companies as Disney Interactive and Lucas Arts, that are more limited in scope and duration.

    We intend to expand our relationships with these intellectual property owners and to enter into agreements with other intellectual property owners for other recognizable characters, story lines and concepts. We may not, however, be able to maintain or expand our existing relationships or to seek out and sustain new long-term relationships of similar caliber in the future.

    In addition to licenses based on existing intellectual property rights, we acquire the right to base titles on individual sports and other celebrities. In November 1998, we recognized the potential growth of extreme sports as popular entertainment and licensed the rights to the name and likeness of Tony Hawk for a series of skateboarding personal computer and console products. We contracted with Neversoft, a premier outside developer, which operated under our control and which we subsequently acquired, to produce the product on selected platforms. Our initial release, Tony Hawk's Pro Skater, has sold over 5.3 million units through June 30, 2001 on prior generation platforms, which made it one of the highest selling titles in PlayStation history. We have since released a sequel, Tony Hawk's Pro Skater 2, and a second sequel is in development. Tony Hawk-based products have been released on the PlayStation, Nintendo 64 and Dreamcast console systems, Game Boy Color and Game Boy Advance hand held devices and personal computers. We are also currently developing titles for release on the Sony PlayStation 2, Microsoft Xbox and Nintendo GameCube console systems. Based on the success of the Tony Hawk product releases, we have created an extreme sports product line marketed under the "Activision O2" brand, and we have entered into licenses with Mat Hoffman (pro BMX biking), Kelly Slater (pro surfing), Shaun Palmer (pro snowboarding) and Shaun Murray (pro wakeboarding) for their names and likenesses in connection with products based on their particular sports of expertise.

Product Development and Support

    We use a strategic mix of internal and external resources to develop our products. In addition to product developers we own entirely or control, we consider production developers in which we have a significant minority equity investment and those with which we have long-term agreements to develop multiple titles or sequels to be part of our internal product development effort. Of our 80 titles currently in development 44 titles are being developed internally and 36 titles are being developed externally. We currently have under contract approximately 40 third party developers, some of which we have worked with regularly for over five years. All our product development efforts are managed under our "Greenlight Process," a formal management control process for the selection, development and quality assurance of our products.

    We develop and produce titles using a model in which a core group of creative, production and technical professionals, in cooperation with our marketing and finance departments, have overall responsibility for the entire development and production process and for the supervision and coordination of internal and external resources. This team assembles the necessary creative elements to complete a title using, where appropriate, outside programmers, artists, animators, scriptwriters, musicians and songwriters, sound effects and special effects experts, and sound and video studios. We believe that this model allows us to supplement internal expertise with top quality external resources on an as needed basis.

    In addition, we often seek out and engage independent third party developers to create products on our behalf. Such products are usually owned by us and we have unlimited rights to commercially exploit these products. We typically select these independent third party developers based on their expertise in developing products in a specific category and use the same developer to produce the same game for multiple platforms. Each of our third party developers is under contract with us for specific or multiple titles. From time to time, we also license or acquire software products independently created by third party developers and brought to us for publishing and/or distribution. In such cases, the agreements with such developers provide us with exclusive publishing and/or distribution rights for a specific period of time, often for specified platforms and territories. In either case, we also often have the ability to publish and/or distribute sequels, conversions, enhancements and add-ons to the product initially being produced by the independent developer and frequently have the right to engage the services of the original developer in regards to such products.

    In consideration for the services provided by independent third party developers, the developer receives a royalty generally based on net sales of the product that it has developed. Typically, the developer also receives an advance, which is recoupable by us from the royalties otherwise required to be paid to the developer. The advance generally is paid in stages with the payment of each stage tied to the completion of a detailed performance milestone. Working with independent developers allows us to reduce our fixed development costs, share development risks with another company, take advantage of third party developers' expertise in connection with certain categories of products or certain platforms and gain access to proprietary development technologies.

    From time to time, we may make an investment and hold a minority equity interest in a third party developer in connection with entertainment software products to be developed by such developer for us, which we believe helps to create a closer relationship between us and the developer. We have a minority interest in Pandemic Studios, Raster Productions and Gray Matter Studios. There can be no assurance that we will realize long term benefits from such type of investments or that we will continue to carry such investments at their current value.

"Greenlight Process"

    We have adopted and implemented a rigorous procedure for the selection, development, production and quality assurance of our internally and externally produced entertainment software titles. The process, entitled the "Greenlight Process," involves five phases throughout the pre-development, development and production phases of the title, each of which includes a number of specific performance milestones. The five phases of our "Greenlight Process" are the concept phase, assessment phase, prototype phase, first playable phase and alpha phase. This procedure is designed to enable us to manage and control production and development budgets and timetables, to identify and address production and technical issues at the earliest opportunity, and to coordinate marketing and quality control strategies throughout the production and development phases, all in an environment that fosters creativity. Checks and balances are intended to be provided through the structured interaction of the project team with our creative, technical, marketing and quality assurance/customer support personnel, as well as the legal, accounting and finance departments.

Product Support

    We provide various forms of product support to both our internally and externally developed titles. Our quality assurance personnel are involved throughout the development and production processes for each title published by us. All such products are subjected to extensive testing before release in order to ensure compatibility with the widest possible array of hardware configurations and to minimize the number of bugs and other defects found in the products. To support our products after release, we provide online access to our customers on a 24-hour basis as well as operator help lines during regular business hours. The customer support group tracks customer inquiries and this data is used to help improve the development and production processes.

Publishing Activities

Marketing

    Our marketing efforts include online activities (such as the creation of World Wide Web pages to promote specific titles), public relations, print and broadcast advertising, coordinated in-store and industry promotions including merchandising and point of purchase displays, participation in cooperative advertising programs, direct response vehicles, and product sampling through demonstration software distributed through the Internet or on compact discs. From time to time, we also receive marketing support from hardware manufacturers and retailers in connection with their own promotional efforts. In addition, our products contain software that enables customers to "electronically register" their purchases with us online.

    We believe that certain of our franchise properties have loyal and devoted audiences who purchase our sequels as a result of dedication to the property and satisfaction from previous product purchases. Marketing of these sequels is therefore directed both toward the established market as well as broader audiences. In addition, in marketing titles based on licensed properties, we believe that we derive benefits from the marketing and promotional activities of the property owners.

Sales and Distribution

    Domestic.  Our products are available for sale or rental in thousands of retail outlets domestically. Our domestic customers include Babbages, Best Buy, CompUSA, Computer City, Electronic Boutique, K-Mart, Target, Toys "R" Us and Wal-Mart. Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 12%, respectively, of our worldwide net publishing revenues for fiscal 2001 (10% and 9%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 45% of our worldwide net publishing revenues for fiscal 2001 (34% of our consolidated net revenues). Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 9%, respectively, of our worldwide net publishing revenues for fiscal 2000 (9% and 6%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 37% of our worldwide net publishing revenues for fiscal 2000 (26% of our consolidated net revenues).

    In the United States, our products are sold primarily on a direct basis to major computer and software retailing organizations, mass market retailers, consumer electronic stores and discount warehouses and mail order companies. We believe that a direct relationship with retail accounts results in more effective inventory management, merchandising and communications than would be possible through indirect relationships. We have implemented electronic data interchange linkages with many of our retailers to facilitate the placing and shipping of orders. We seek to continue to increase the number of retail outlets reached directly through our internal sales force. We sell our products to distributors, such as Ingram Entertainment, for distribution to independent channels.

    International.  We conduct our international publishing activities through offices in the United Kingdom, Germany, France, Canada, Australia and Japan. We seek to maximize our worldwide revenues and profits by releasing high quality foreign language releases concurrently with the English language releases, whenever practicable, and by continuing to expand the number of direct selling relationships we maintain with key retailers in major territories. We sell directly to large retailers and retail chains in the United Kingdom and Europe. We also sell through third party distributors in these territories and throughout the world.

    Affiliate Labels.  In addition to our own products, we distribute interactive entertainment products that are developed and marketed by other third party publishers through our "affiliate label" programs in North America and Europe. The distribution of other publishers' products allows us to increase the efficiencies of our sales force and provides us with the ability to better ensure adequate shelf presence at retail stores for all of the products that we distribute. We also mitigate the risk associated with a particular title or titles published by us failing to achieve expectations. Services provided by us under our affiliate label program include order solicitation, in-store marketing, logistics and order fulfillment, sales channel management, as well as other accounting and general administrative functions. Our affiliate label partners currently include Lucas Arts and Encore Entertainment. Each affiliate label relationship is unique and may pertain only to distribution in certain geographic territories such as the United States or Europe and may be further limited only to specific titles or titles for specific platforms.

Distribution

    We distribute interactive entertainment hardware and software products in Europe through our European distribution subsidiaries, CentreSoft in the United Kingdom, NBG in Germany and CD Contact in the Benelux territories. These subsidiaries act as wholesalers in the distribution of products and also provide packaging, logistical and sales services and, in some cases, product localization for certain vendors. They provide services to our publishing operations and to various third party publishers, including Sony and Eidos. CentreSoft is Sony's exclusive distributor of PlayStation products to the independent channel in the United Kingdom. In the fiscal year ended March 31, 2001, sales for Sony and Eidos accounted for approximately 26% and 13%, respectively, of our worldwide net distribution revenues.

    We acquired CentreSoft and NBG in 1997 and CD Contact in 1998. We entered into the distribution business to obtain distribution capacity in Europe for our own products, while at the same time supporting the distribution infrastructure with third party sales, and in order to diversify our operations into the European market. CentreSoft and our other distribution subsidiaries operate in accordance with strict confidentiality procedures in order to provide independent services to various third party publishers.

Online, Broadband and Wireless Technologies

    We believe that there will be opportunities for further exploitation of titles through the Internet, online services, hand held and other wireless devices and dedicated Internet online gaming services as platform standards evolve and become more accepted. We are actively exploring the establishment of online game playing opportunities and Internet and wireless services as a method for realizing additional revenue from our products and as an additional platform for our products. We also plan to develop online components for products developed for next generation consoles that support online play. Many of our products released for the personal computer contain multi-player gaming capabilities. We have engaged a third party developer to develop an online version of a Tony Hawk game and are currently in the process of negotiations with third parties to host this product on their web sites. We have licensed rights to various text-based computer games in our library to Nokia for hand held wireless devices, and we have licensed certain rights to Star Trek characters to a company called Digital

Bridges for wireless application. We believe that many of our other properties may have the potential to be exploited as wireless and online technologies evolve.

Manufacturing

    We prepare a set of master program copies, documentation and packaging materials for our products for each respective hardware platform on which the product will be released. Except for products for use on the Sony and Nintendo systems, our disk duplication, packaging, printing, manufacturing, warehousing, assembly and shipping are performed by third party subcontractors.

    In order to maintain protection over their hardware technologies, Sony and Nintendo generally specify or control the manufacturing and assembly of finished products. We deliver the master materials to the licensor or its approved replicator, which then manufactures finished goods and delivers them to us for distribution under our label. At the time our product unit orders are filled by the manufacturer, we become responsible for the costs of manufacturing and the applicable per unit royalty on such units, even if the units do not ultimately sell.

    To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products or material returns due to product defects.

Competition

    The interactive entertainment industry is intensely competitive and is in the process of substantial consolidation. The availability of significant financial resources has become a major competitive factor in this industry primarily as a result of the escalating development, acquisition, production and marketing budgets required to publish quality titles. In addition, competitors with large product lines and popular titles typically have greater leverage with retailers, distributors and other customers who may be willing to promote titles with less consumer appeal in return for access to such competitor's most popular titles.

Employees

    As of August 15, 2001, we had 763 employees, including 237 in product development, 91 in North American publishing, 77 in international publishing, 105 in operations, corporate finance and administration, and 253 in European distribution activities.

    As of August 15, 2001, approximately 120 of our full-time employees were subject to term employment agreements with us. These agreements generally commit such employees to employment terms of between one and three years from the commencement of their respective agreements. Most of the employees subject to such agreements are our executives or members of the product development, sales or marketing divisions. These individuals perform services for us as executives, directors, producers, associate producers, computer programmers, game designers, sales directors and marketing product managers. The execution by us of employment agreements with such employees, in our experience, significantly reduces our turnover during the development and production of our entertainment software products and allows us to plan more effectively for future business activities.

    None of our employees are subject to a collective bargaining agreement, and we have not experienced any labor-related work stoppages.

Incorporation

    We were originally incorporated in California in 1979. In December 1992, we reincorporated in Delaware. In June 2000, we reorganized into a holding company organizational structure.

MANAGEMENT

    Our executive officers and directors, and their ages as of August 15, 2001, are as follows:

Name	Age	Position(s)
Robert A. Kotick	38	Chairman, Chief Executive Officer and Director
Brian G. Kelly	38	Co-Chairman and Director
Ronald Doornink	47	President and Chief Operating Officer
William J. Chardavoyne	49	Executive Vice President and Chief Financial Officer
Lawrence Goldberg	42	Executive Vice President, Worldwide Studios
Daniel J. Hammett	38	Executive Vice President and President of Activision Value Publishing
Michael J. Rowe	40	Executive Vice President, Human Resources
Richard A. Steele	45	Executive Vice President, International Distribution
Kathy Vrabeck	38	Executive Vice President, Global Publishing and Brand Management
George L. Rose	40	Senior Vice President and General Counsel
Kenneth L. Henderson	46	Director
Barbara S. Isgur	59	Director
Steven T. Mayer	56	Director
Robert J. Morgado	58	Director

    Set forth below is certain information relating to our executive officers and directors.

    Robert A. Kotick has served as a Director since 1991 and Chairman and Chief Executive Officer since February 1991. In 1986, Mr. Kotick founded International Consumer Technologies Corporation ("ICT"), a private company that provided software and packaging services to computer manufacturers. In February 1991, ICT became our largest stockholder and gained control of our Board of Directors. In January 1995, ICT was merged into one of our subsidiaries.

    Brian G. Kelly has served as a Director since 1995 and Co-Chairman since October 1998. He previously served as President from July 1997 to October 1998 and Chief Operating Officer from July 1995 to October 1998. He also served as our Chief Financial Officer from February 1991 until July 1997 and Secretary from May 1991 until October 1997. Mr. Kelly served as Vice President-Finance of ICT from December 1990 to January 1995 and as a director of ICT from February 1994 to January 1995. Mr. Kelly holds a law degree from Fordham Law School and a B.A. degree in accounting from Rutgers University, and is a certified public accountant.

    Ronald Doornink has served as President and Chief Operating Officer since October 1998. From 1995 to 1998, Mr. Doornink served as President of the $700 million Hunt-Wesson snack food division of ConAgra Foods, Inc. Prior to this, Mr. Doornink worked at the Procter & Gamble Company for 13 years, serving most recently as Managing Director, Global Strategic Planning for the Paper Sector. Mr. Doornink holds an MBA degree from Columbia University and an undergraduate degree in economics from the Hogere Economische School of Arnhem in The Netherlands.

    William J. Chardavoyne has served as Executive Vice President and Chief Financial Officer since January 2000. Mr. Chardavoyne has more than 26 years of financial and general management experience with such companies as Movietown.com, MTV Networks and Sony Pictures Entertainment/Columbia TriStar. Mr. Chardavoyne was also a principal at Ernst & Young where he began his career and worked for more than 10 years. He holds a B.B.A. degree in accounting from Hofstra University and is a certified public accountant.

    Lawrence Goldberg has served as Executive Vice President, Worldwide Studios since October 2000. During the prior 7 years, Mr. Goldberg served us in various senior management positions including

Chief Corporate Officer, Secretary and General Counsel. Prior to Activision, Mr. Goldberg was an attorney at Rosenfeld, Meyer and Susman from 1986 to 1994, serving as a partner from 1991 to 1994. From 1984 until 1986, Mr. Goldberg was an attorney at O'Melveny & Meyers. Mr. Goldberg received his law degree from the University of California at Los Angeles and a B.S. degree in industrial and labor relations from Cornell University.

    Daniel J. Hammett has served as Executive Vice President and President of Activision Value Publishing since October 1998. Mr. Hammett joined us from Head Games Publishing (acquired by us in June 1998) where he served as President and CEO from its inception in 1994. From 1987 to 1994, he served in various executive management capacities with Lasersoft Corp, Caere Corp and Insight Marketing. Mr. Hammett attended California Polytechnic University, San Luis Obispo, California.

    Michael J. Rowe has served as Executive Vice President, Human Resources since August 1999. Mr. Rowe joined us from Disney Consumer Products where he served as Vice President, Human Resources—North America from January 1998 to July 1999, providing leadership to more than 50 human resource professionals. From 1987 to 1997, Mr. Rowe worked at Pepsico, Inc., where he served in various human resources leadership roles including as Vice President of the Taco Bell and Pepsi Cola divisions. Prior to this, Mr. Rowe was employed at General Motors' corporate headquarters. He holds a B.A. in economics from the University of Michigan and a Masters in industrial and labor relations from Cornell University.

    Richard A. Steele has served as Executive Vice President, International Distribution since June 1999. Previously, Mr. Steele served as Managing Director of our European Distribution Operations from November 1997 until June 1999. From 1985 until November 1997, Mr. Steele was employed by CentreSoft (acquired by us in November 1997), most recently as Managing Director. Mr. Steele holds a B.A. degree in English and related literature from the University of York.

    Kathy Vrabeck has served as Executive Vice President, Global Publishing and Brand Management since September 2000. Ms. Vrabeck served as Executive Vice President, Global Brand Management from August 1999 to August 2000. Prior to this, Ms. Vrabeck was Senior Vice President/General Manager with ConAgra Foods, Inc. where she led a cross-functional business team responsible for $800 million in revenue. Before this, she served in various marketing and sales roles for the Pillsbury Company, and also held positions at Quaker Oats Company and Eli Lilly & Company. Ms. Vrabeck received a B.A. from DePauw University and an MBA from Indiana University.

    George L. Rose has served as Senior Vice President and General Counsel since April 2000. Mr. Rose joined us in July 1995 and has held various positions of responsibility within the Business and Legal Affairs Department. Prior to this, Mr. Rose was in private practice in Los Angeles since 1986 with Manatt, Phelps & Phillips, Christensen, Miller et al., Korbatov, Rose & Rubenstein and Katten, Muchin & Zavis. Mr. Rose received his law degree from Harvard Law School and completed his undergraduate education at the University of Michigan.

    Kenneth L. Henderson has served as a Director since July 2001. Mr. Henderson is a managing partner of the New York City law firm of Robinson Silverman Pearce Aronsohn & Berman LLP, our outside corporate counsel, where he has been a partner since 1987. He graduated cum laude from New York University School of Law in 1979, where he was a Root Tilden Scholar and was elected to Order of the Coif. He received a B.A. with high honors from Auburn University in 1976. Mr. Henderson has been a member of the board of directors of Ampal-American Israel Corporation since 1997 and is the Chairman of the board of directors of Population Communications International, Inc., New York based international not-for-profit corporation of which he has been a director since 1994.

    Barbara S. Isgur has served as a Director since February 1991. From 1993 until 1998, she was a Senior Vice President of Stratagem, an investment banking firm specializing in the software industry. Ms. Isgur also served as President of BSI Consulting from 1990 to 1993. She served as a Vice President of Needham & Co., a high technology investment banking firm, from 1989 to 1990. During 1988, Ms. Isgur served as a Vice President at Manufacturers Hanover Securities. From 1985 to 1988, she was a principal of D.H. Brown Associates. Ms. Isgur was a Vice President and microcomputer industry analyst at Paine Webber, Incorporated from 1981 to 1985.

    Steven T. Mayer has served as a Director since February 1991. Mr. Mayer is an independent multimedia consultant to a number of corporations. From 1984 until 1992, Mr. Mayer was Chairman of the board of directors of Digital F/X, Incorporated, a manufacturer of video production equipment. Mr. Mayer was a founder of Atari Corporation in 1973, and served as a Division President of Warner Communications-Entertainment Software until 1985, when he left to start Take One Partners, Incorporated, the predecessor to Digital F/X.

    Robert J. Morgado has served as a Director since February 1997. Mr. Morgado is Chairman of Maroley Media Group, a media entertainment investment company he established in 1995. From 1985 to 1995, he was the Chairman and Chief Executive Officer of the Warner Music Group, Inc. Mr. Morgado serves on the board of trustees of the New School for Social Research and is the Chairman of the board of governors of the Mannes College of Music. Mr. Morgado also is Chairman of the board of directors of World Communications, Inc., a position he has held since January 1997, and has also been a member of the board of directors of Nest Entertainment since January 1996.

Compensation of Directors

    Each director who was not an employee was compensated at the rate of $10,000 per year for his or her regular services as a director, with an additional $1,000 for each board meeting attended in person, $750 for each board meeting attended via conference telephone, $750 for each meeting of a committee of the board of which such director is a member attended in person and $500 for each meeting of a committee of the board of which such director is a member attended via conference telephone.

Compensation of Executives

    The following table sets forth certain information with respect to the annual and long-term compensation for services in all capacities to us for the fiscal years ended March 31, 2001, 2000 and 1999, of those persons who were at March 31, 2001 (i) our Chief Executive Officer, (ii) our four other most highly compensated Executive Officers whose salary and bonus exceeded $100,000, or (iii) individuals who would have been one of the four most highly compensated Executive Officers but for the fact such individuals were not serving as an Executive Officer at March 31, 2001 (collectively, the "Named Executives").

Summary Compensation Table

Annual Compensation
Name and Principal Position	Fiscal Year			Other Compensation ($)		Securities Underlying Options (#)(8)
		Salary($)	Bonus($)
Robert A. Kotick Chairman, Chief Executive Officer and Director	2001 2000 1999	$424,200 350,000 273,300	— — —	$765(2 405(2 500(2	) ) )	1,145,898 184,004 1,309,509
Brian G. Kelly Co-Chairman and Director	2001 2000 1999	$424,200 350,000 273,300	— — —	$525(2 525(2 3,950(3	) ) )	1,145,898 184,004 1,309,509
Ronald Doornink (1) President and Chief Operating Officer	2001 2000 1999	$343,500 315,000 116,700	— — —	$42,322(4 50,504(5 20,833(6	) ) )	227,371 367,854 231,706
Lawrence Goldberg Executive Vice President, Worldwide Studios	2001 2000 1999	$283,700 220,000 197,700	— — —	$536(2 487(2 522(2	) ) )	234,820 106,016 72,838
Kathy Vrabeck (1) Executive Vice President, Global Publishing and Brand Management	2001 2000	$260,800 142,100	— —	$2,308(7 406(2	) )	146,985 101,366

(1)
Mr. Doornink commenced employment with us in October 1998, and Ms. Vrabeck commenced employment with us in August 1999.

(2)
Represents our contribution to the Executive Officer's 401(k) plan.

(3)
Represents our contribution of $500 to the Executive Officer's 401(k) plan and a discount of $3,450 recognized on the purchase of common stock pursuant to our Employee Stock Purchase Plan.

(4)
Represents our contribution of $655 to the Executive Officer's 401(k) plan and $41,667 scheduled forgiveness of indebtedness with respect to a loan made by us to the Executive Officer.

(5)
Represents our contribution of $500 to the Executive Officer's 401(k) plan and $50,004 scheduled forgiveness of indebtedness with respect to a loan made by us to the Executive Officer.

(6)
Represents scheduled forgiveness of indebtedness with respect to a loan made upon commencement of employment.

(7)
Represents our contribution of $639 to the Executive Officer's 401(k) plan and a discount of $1,669 recognized on the purchase of common stock pursuant to our Employee Stock Purchase Plan.

(8)
Includes options to purchase common stock granted in lieu of cash bonuses. Bonus options are included in the Summary Compensation Table in the fiscal year in which they are earned versus the fiscal year in which they are granted. Bonus options are typically granted in the fiscal year following the fiscal year in which they are earned.

    The following table sets forth information regarding individual grants of options to purchase our common stock during our 2001 fiscal year to each of the Named Executives. With the exception of certain grants made to Mr. Kotick and Mr. Kelly, all such grants were made pursuant to the plans. In accordance with the rules of the SEC, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective ten year option terms. Actual gains, if any, on option exercises are dependent on the future performance of our common stock. The hypothetical gains shown in this table are not intended to forecast possible future appreciation, if any, of the stock price.

Option Grants in Last Fiscal Year

Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term of 10 Years(10)
% of Total Options Granted to Employees In Fiscal Year(1)
						5%		10%
Name	Securities Underlying Options(#)			Exercise Or Base Price ($/Share)	Expiration Date	Price Per Share	Aggregate Value	Price Per Share	Aggregate Value
Robert A. Kotick	1,000,000(2 184,004(3	) )	14.78 2.72%	$6.13 6.00	05/22/10 04/18/10	$9.99 9.77	$3,860,000 693,695	$15.90 15.56	$9,770,000 1,759,078
Brian G. Kelly	1,000,000(2 184,004(3	) )	14.78 2.72%	$6.13 6.00	05/22/10 04/18/10	$9.99 9.77	$3,860,000 693,695	$15.90 15.56	$9,770,000 1,759,078
Ronald Doornink	67,854(3 100,000(4 75,000(5	) ) )	1.02 1.48 1.12%	$6.00 8.50 6.00	04/18/10 08/01/10 04/18/10	$9.77 13.85 9.77	$255,810 535,000 282,750	$15.56 22.05 15.56	$648,684 1,355,000 717,000
Lawrence Goldberg	31,016(3 75,000(6 125,000(7	) ) )	0.46 1.12 1.85%	$6.00 13.63 6.00	04/18/10 01/02/11 04/18/10	$9.77 22.20 9.77	$116,930 642,750 471,250	$15.56 35.35 15.56	$296,513 1,629,000 1,195,000
Kathy Vrabeck	26,366(3 75,000(8 37,500(9	) ) )	0.39 1.12 0.55%	$6.00 8.63 6.00	04/18/10 08/03/10 04/18/10	$9.77 14.06 9.77	$99,400 407,250 141,375	$15.56 22.38 15.56	$252,059 1,031,250 358,500

(1)
Options to purchase an aggregate of approximately 6,767,000 shares of common stock were granted during the fiscal year ended March 31, 2001, and options to purchase approximately 11,944,000 shares of the common stock were outstanding as of March 31, 2001. No stock appreciation rights were granted to any of the Named Executives during the last fiscal year.

(2)
Stock options were granted at an exercise price greater than the low bid price of our common stock on May 22, 2000. Of the options granted, 250,000 vested immediately and the remaining 750,000 vest on a pro rata monthly basis over a three year period beginning from the date of grant.

(3)
Stock options were granted at an exercise price equal to the low bid price of our common stock on April 18, 2000 and vest in full on the earlier of (a) the date our common stock has a closing price of $9.50 on the Nasdaq National Market for five consecutive business days occurring prior to March 31, 2001, or (b) April 18, 2004.

(4)
Stock options were granted at an exercise price greater than the low bid price of our common stock on August 1, 2000. Of the options granted, 50,000 vested February 14, 2001 and the remaining 50,000 vest August 1, 2005, subject to accelerated vesting if certain performance criteria are met.

(5)
Stock options were granted at an exercise price equal to the low bid price of our common stock on April 18, 2000 and vest ratably in four equal installments of 25% over a two year period beginning six months after the date of grant.

(6)
Stock options were granted at an exercise price equal to the low bid price of our common stock on January 2, 2001. Of the options granted, 20% vested six months from the date of grant with subsequent vesting installments of 10% every six months for a three year period and a final vesting increment of 20% on the fourth anniversary of the date of grant.

(7)
Stock options were granted at an exercise price equal to the low bid price of our common stock on April 18, 2000. Of the options granted, 25% vested immediately upon grant. The remaining options vest ratably in three equal installments beginning on the first anniversary date after the date of grant.

(8)
Stock options were granted at an exercise price equal to the low bid price of our common stock on August 3, 2000. Of the options granted, 20% vested six months from the date of grant with subsequent vesting installments of 10% every six months for a three year period and a final vesting increment of 20% on the fourth anniversary of the date of grant.

(9)
Stock options were granted at an exercise price equal to the low bid price of our common stock on April 18, 2000 and vest ratably in four equal installments of 25% over a two year period beginning six months after the date of grant.

(10)
Based on 27,282,476 shares of common stock outstanding as of March 31, 2001 and the low bid price as of such date of $23.86 per share, holders of common stock as of such date would realize hypothetical gains over the ten year period comparable to the option terms reflected in the above table of $409,509,965, assuming a 5% annualized stock appreciation rate, and $1,037,552,562, assuming a 10% annualized stock appreciation rate.

    The following table sets forth information concerning the exercise of stock options during fiscal 2001 by each of the Named Executives and the number and value at the fiscal year ended March 31, 2001 of unexercised options held by said individuals.

Aggregated Option Exercises in Last Fiscal Year
And Fiscal Year-end Option Values

			Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at FY-End(2)
	Number of Shares Acquired on Exercise
Name		Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert A. Kotick	150,000	$2,489,933	2,763,926	541,667	$38,037,052	$9,851,569
Brian G. Kelly	300,000	$5,327,950	2,656,818	541,667	$39,617,075	$9,851,569
Ronald Doornink	86,604	$1,456,018	390,040	297,916	$5,518,021	$4,464,823
Lawrence Goldberg	141,000	$1,296,194	75,016	233,666	$1,207,627	$3,074,571
Kathy Vrabeck	68,241	$639,786	7,500	138,125	$117,656	$2,059,414

(1)
Market value on the date of exercise, less option exercise price.
(2)
Based on the fair market value of our common stock at the close of business on March 31, 2001 of $24.31, less the exercise price of the options.

Employment Agreements

    On January 12, 1999, we entered into employment agreements with Robert A. Kotick and Brian G. Kelly, providing for their employment as Chairman and Chief Executive Officer, and as Co-Chairman, respectively. On May 22, 2000, these agreements were amended and restated. The contracts are identical in all material respects. The employment agreements, as amended, terminate on April 1, 2006.

    The amended employment agreements provide that each executive is entitled to an annual base salary of $450,000 for the fiscal year ending March 31, 2001. Thereafter, on April 1 of each fiscal year of their employment period beginning on April 1, 2001, each executive's annual base salary shall be automatically increased to an amount equal to one hundred ten percent (110%) of his annual salary for the prior fiscal year, which may be further increased at the Board's discretion based upon a performance appraisal and salary review. Each executive also is entitled to receive an annual bonus, for each fiscal year, based upon us achieving financial and business objectives to be mutually agreed upon by the executives and the Board prior to the beginning of the fiscal year. Each executive may receive additional performance bonuses in the discretion of the Board.

    Pursuant to the employment agreements, on May 22, 2000, we granted to each of Messrs. Kotick and Kelly options to purchase up to an aggregate of 1,000,000 shares of our common stock at a purchase price of $6.125 per share, which was greater than the low bid price of our common stock on the date of grant. Each of the options expires on May 22, 2010, unless earlier terminated. The options vested as to 250,000 shares on May 22, 2000 and the remaining 750,000 shares began to vest, pro rata on a monthly basis, on June 22, 2000 and thereafter on the 22nd day of each month for a period of three years through May 22, 2003, subject to earlier vesting as described below. In addition, as a result of a "change of control" as defined in the employment agreements in effect prior to the amendment, all the executives' then outstanding options became fully vested and exercisable on April 18, 2000. In connection with the amendment, the executives waived all other provisions of their employment agreements that would have been applicable due to the change of control, and the definition of change of control was modified in certain respects.

    Under the terms of the employment agreements, we are required to continue to maintain a renewable term life insurance policy or policies for a period of ten years covering each of the lives of Messrs. Kotick and Kelly in an amount equal to $3,000,000, naming each executive's estate or any other designee of each executive as beneficiary of such policy or policies.

    In the event an executive dies during the term of his employment agreement, we will pay to such executive's estate a death benefit in an amount equal to his then annual salary through the date of death; any unpaid annual bonus and performance bonus for any prior fiscal year; his pro rata portion of the annual bonus for the fiscal year in which the date of death occurs; and an amount equal to 300% of his annual salary for the fiscal year ended immediately prior to his date of death. If an executive resigns or is terminated for "cause" (as defined in the employment agreements), he is entitled to receive an amount equal to his then annual salary through the date of termination and any unpaid annual bonus and performance bonus for any prior fiscal year. In the event an executive's employment is terminated by him for "good reason" (as defined in the employment agreements) or by us without cause, the executive is entitled to receive an amount equal to his then annual salary through the date of termination; any unpaid annual bonus and performance bonus for any prior fiscal year; his pro rata portion of the annual bonus and performance bonus for the fiscal year in which the date of termination occurs; an amount equal to the greater of (A) the dollar amount equal to the annual salary, annual bonus and performance bonus paid or payable to the executive under his employment agreement for our most recent fiscal year immediately prior to his termination multiplied by three, and (B) the dollar amount equal to the annual salary payable to the executive for the remaining term of the agreement had his employment not been terminated, and the dollar amount equal to the annual bonus and performance bonus payable to the executive for the remaining term of the agreement had his employment not been terminated, which will be deemed equal to, for each fiscal year, the product of (1) the annual salary that would have been in effect during each such fiscal year and (2) a fraction, the numerator of which is the total of the annual bonus and performance bonus that was paid to the executive for the two fiscal years preceding executive's termination, and the denominator of which is the annual salary that was paid to the executive for the two fiscal years preceding executive's termination (the "Amount Payable"); medical benefits for the executive and his spouse and minor children, if any, for the longer of two years or the remaining term of the agreement had executive's employment not been terminated (the "Continued Medical Benefit"); and all outstanding loans extended by us to the executive will be forgiven. In addition, in the event an executive's employment is terminated due to death or disability or terminated for good reason by him or without cause by us, then all options to purchase our common stock then held by him shall immediately vest and become exercisable until the later of the fifth anniversary of the date of such termination or May 22, 2010. The post-termination compensation described in this paragraph is collectively referred to herein as "Termination Compensation."

    In the event of termination of an executive's employment other than upon death, "disability" (as defined in the employment agreements), or termination for cause, and other than termination by an executive upon "resignation" (as defined in the employment agreements) (other than a resignation following a "Change of Control", as defined in the employment agreements), we will, together with the executive, enter into a consulting agreement pursuant to which we will retain the executive for a four year period. The consulting agreement will provide for, among other things, payment of fees to the executive in an amount equal to 80% of the executive's annual salary the year preceding his termination; that executive will continue to receive certain medical, vacation, expense and office and support staff benefits described in the employment agreements; that executive will not be restricted from engaging (including as an officer, director, shareholder, owner, partner, joint venturer, member or in a managerial capacity, or as an employee, independent contractor, consultant, advisor or sales representative) in activities that the executive deems appropriate to engage in during the term of the consulting agreement, provided that these activities are not directly competitive with our activities; and that executive will not be required to provide services under the consulting agreement in excess of 20 hours per month and these services will be provided at times and places as would be mutually determined by us and the executive.

    If Mr. Kotick or Mr. Kelly is an employee of ours at the moment immediately prior to a Change of Control, we are required to pay the executive additional compensation ("Change of Control Compensation") in the form of cash equal to, on the date of a Change of Control and with respect to all options to acquire shares of our common stock granted to him prior to the date of the Change of Control (the "Outstanding Options"), the product of (A) the number of shares of our common stock underlying each of the Outstanding Options and (B) the amount, if any, that the exercise price of any Outstanding Options or the "Closing Share Value", whichever is less, exceeds the "Initial Share Value" (each as defined in the employment agreements). In the event that the Closing Share Value is greater than the exercise price of any such Outstanding Options, then the executives shall have the right to either (x) retain the Outstanding Options, (y) exercise the Outstanding Options, or (z) forfeit the Outstanding Options and receive, in exchange therefor, cash equal to the number of shares of our common stock underlying the Outstanding Options multiplied by the amount that the Closing Share Value exceeds the exercise price of the Outstanding Options. Upon a Change of Control, all Outstanding Options then held by each of the executives shall immediately vest and become exercisable for a period of ten years following the date of the Change of Control, without regard to the executive's continued employment with us and without regard to the terms of any option agreement or option certificate applicable to any Outstanding Options. In addition, upon a Change of Control, the exercise price of all of the Outstanding Options will be adjusted to equal the lower of the weighted average exercise price of all of the Outstanding Options held by Mr. Kotick or Mr. Kelly, which were granted immediately prior to the date of the Change of Control (the "Weighted Average EP"), provided, however, that any Outstanding Options with an exercise price of less than the Weighted Average EP at the time of this adjustment will not be adjusted and will continue to have the exercise price that was then in effect for the Outstanding Options. All payments payable to the executives relating to the Outstanding Options will be computed based on the exercise price as adjusted. In addition to the payments and exercise price adjustments, all Outstanding Options, to the extent not vested at that time, will become fully vested and exercisable.

    In the event an executive resigns during the six month period following the three month anniversary of the Change of Control, he is entitled to receive an amount equal to his pro rata portion of the annual bonus and performance bonus for the fiscal year in which the Change of Control occurs, computed through the date of termination; an amount equal to the greater of (A) the dollar amount equal to the annual salary, annual bonus and performance bonus paid or payable to the executive under his employment agreement for our most recent fiscal year immediately prior to his termination multiplied by three, and (B) the Amount Payable; the Continued Medical Benefit; and all outstanding loans extended by us to the executive will be forgiven. In addition, if in the opinion of the respective executive's tax counsel he has or will receive any compensation or recognize any income which constitutes an "excess parachute payment" under the Internal Revenue Code of 1986, as amended, then we are required to pay him an additional amount equal to the sum of all taxes payable by him in connection with such excess parachute payment as well as taxes payable by him in connection with such additional amount.

    In the event an executive receives a benefit, whether under his employment agreement or otherwise (including adjustments to the executive's Outstanding Options), other than a benefit that the compensation committee of the board or the board determines not to be a benefit for purposes of the employment agreement, that the other executive does not receive, we will provide the other executive a cash payment equal to the value of the benefit received by the executive less the value, if any, received by the other executive.

    The executives' employment agreements also contain a two (2) year "non-compete" and "non-solicitation" clause. This clause does not apply in the event that we fail to pay the executive his Termination Compensation or his Change of Control Compensation or otherwise fails to comply with its obligations under the employment agreements during the two year non-competition and non-solicitation period.

    On October 19, 1998, we entered into an employment agreement with Ronald Doornink providing for his employment as our President and Chief Operating Officer, which agreement was amended by us and Mr. Doornink on April 30, 1999. Pursuant to the amended employment agreement, we exercised our option to extend the term of Mr. Doornink's employment for an additional successive two year period terminating on March 31, 2003. Under the amended agreement, Mr. Doornink was entitled to an annual base salary of $346,500 for the fiscal year ended March 31, 2001 and will be paid an annual base salary of $381,500 for the fiscal year ending March 31, 2002 and $419,265 for the fiscal year ending March 31, 2003. The foregoing base salaries may be increased based upon a performance appraisal and salary review by us. Mr. Doornink is also entitled to receive an annual bonus for each fiscal year during which he is employed under such amended agreement based on us achieving specified financial and business objectives.

    Pursuant to Mr. Doornink's original employment agreement, we granted to Mr. Doornink options to purchase up to an aggregate of 200,000 shares of our common stock at a purchase price of $10.31 per share, which was equal to the low bid price of our common stock on the date of grant. The options terminate on October 26, 2008, unless earlier terminated. Under the amended employment agreement, the vesting schedule for such options was modified so that 25,000 of such options were immediately vested, 83,334 of such options vested on October 27, 1999, 58,333 of such options vested on October 27, 2000 and the remaining 33,333 of such options will vest on October 27, 2001. Under the amended employment agreement, we also granted to Mr. Doornink options to purchase up to an aggregate of 250,000 shares of our common stock at a purchase price of $10.56 per share, which was greater than the low bid price of our common stock on the date of grant. The options terminate on April 30, 2009, unless earlier terminated. 125,000 of the options vested in two equal annual installments on March 31, 2000 and March 31, 2001, respectively, and the remaining 125,000 options are scheduled to vest in two equal annual installments on March 31, 2002 and March 31, 2003, respectively.

    If Mr. Doornink's employment with us is terminated without cause (as such term is defined under California law), then Mr. Doornink is entitled to receive "continuation payments" at a rate equal to his annual base salary in effect at the time of termination for a period of time expiring on the earlier of the date upon which Mr. Doornink accepts employment with another employer and the first anniversary of the termination date. In such event, Mr. Doornink also is entitled to receive a pro rata portion of the annual performance bonus for the fiscal year during which the termination occurs. If there is a "Change of Control" (as defined in the employment agreement) and Mr. Doornink is an employee at the time of the Change of Control, then all of the stock options granted to Mr. Doornink pursuant to his employment agreement that have not yet vested as of the date of the Change of Control shall immediately vest on such date.

    Effective as of January 1, 2001, we entered into an employment agreement with Lawrence Goldberg providing for his employment as our Executive Vice President, World Wide Studios. Mr. Goldberg's employment term under such agreement terminates on March 31, 2004. Under the agreement, Mr. Goldberg was entitled to an annual base salary of $287,500 from the effective date of the agreement to March 31, 2001 and is entitled to an annual base salary of $330,000, $365,000 and $400,000 for the fiscal years ending March 31, 2002, 2003 and 2004, respectively. The foregoing annual base salaries may be increased based upon performance appraisal and salary review by us. Mr. Goldberg is also entitled to receive an annual bonus for each fiscal year during which he is employed under such agreement based upon, among other things, us achieving corporate earning and operating margin goals.

    Pursuant to the employment agreement, we granted Mr. Goldberg options to purchase up to an aggregate of 75,000 shares of our common stock at a purchase price of $13.625 per share, which was equal to the low bid price of our common stock on the date of the grant. The options terminate on January 2, 2011, unless earlier terminated. 15,000 of such options vested on July 1, 2001 and the remaining options are scheduled to vest as to 7,500 options on each of January 1, 2002, July 1, 2002, January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004, and as to 15,000 options on January 1, 2005. Mr. Goldberg was also granted pursuant to the employment agreement an additional 20,000 options at a purchase price of $20.875 per share, which was equal to the low bid price of our common stock on the date of grant, on or about April 1, 2001. These options are scheduled to vest in four equal installments on each six month anniversary of the date of grant. In the event of a Change of Control (as defined in each of the stock option certificates), all of the options granted to Mr. Goldberg pursuant to his employment agreement that have not yet vested as of the date of any Change of Control shall immediately vest as of such date.

    Effective as of April 1, 2001, we entered into an employment agreement with Kathy Vrabeck providing for her employment as our Executive Vice President, Global Publishing and Brand Management. Ms. Vrabeck's employment term under such agreement terminates on March 31, 2004. Under the agreement, Ms. Vrabeck is entitled to an annual base salary of $330,000, $365,000 and $400,000 for the fiscal years ending March 31, 2002, 2003 and 2004, respectively. The foregoing annual base salaries may be increased based upon performance appraisal and salary review. Ms. Vrabeck is also entitled to receive an annual bonus for each fiscal year during which she is employed under the employment agreement based upon, among other things, us achieving specified corporate and divisional sales and profitability levels.

    Pursuant to the employment agreement, Ms. Vrabeck is eligible to receive annual stock options under our stock option plans, at the discretion of the board of directors.

Indebtedness of Management

    In July 1998, we provided a loan to each of Mr. Kotick and Mr. Kelly in the amount of $249,750. Each of such loans had a maturity date of April 1, 1999. In June 1999, we extended the maturity date of each such loan until April 1, 2000 and provided an additional loan to each of Mr. Kotick and Mr. Kelly in the amount of $196,500. Each of such additional loans had a maturity date of April 1, 2000. In June 2000, we extended the maturity date of each of the loans described above until April 1,

2001 and provided an additional loan to each of Mr. Kotick and Mr. Kelly in the amount of $593,250. Such additional loans also have a maturity date of April 1, 2001. In July 2001, we extended the maturity date of each of the loans described above until April 1, 2002. The aggregate amount of indebtedness currently owed to us by each of Mr. Kotick and Mr. Kelly is $1,039,500.

    In July 1999, we provided a loan to Mr. Doornink in the amount of $102,781. Such loan had a maturity date of April 1, 2000. In June 2000, we extended the maturity date of such loan until April 1, 2001 and provided an additional loan to Mr. Doornink in the amount of $218,768. Such additional loan also had a maturity date of April 1, 2001. Both loans have been repaid in full by Mr. Doornink. Accordingly there are no amounts currently owed to us by Mr. Doornink.

    In June 2000, we provided Mr. Goldberg with a loan in the amount of $100,000. Such loan had a maturity date of April 1, 2001. In July 2000, we provided Mr. Goldberg with an additional loan in the amount of $100,000. Such loan had a maturity date of March 31, 2003. In May 2001, we provided Mr. Goldberg with an additional loan in the amount of $179,400. Such loan had a maturity date of April 1, 2002. All such loans have been repaid in full by Mr. Goldberg. Accordingly, there are no amounts currently owed to us by Mr. Goldberg.

    In June 2000, we provided a loan to Kathy P. Vrabeck in the amount of $85,008. Such loan had a maturity date of April 1, 2001 and has been repaid by Ms. Vrabeck. In May 2001, we provided an additional loan to Ms. Vrabeck in the amount of $177,675. Such loan has a maturity date of April 1, 2002. The aggregate amount of indebtedness currently owed to us by Ms. Vrabeck is $87,675.

    All of the loans described above bear interest at the rate of 6.75% per annum and are evidenced by promissory notes. The loans made to the executive officers also provide for accelerated repayment under certain circumstances where such executive officer is no longer employed by us through the stated maturity date.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

    The members of our Compensation Committee for fiscal 2001 were Barbara Isgur, Steven Mayer and Robert Morgado. All members are non-employee directors and none have any direct or indirect material interest in or relationship with us outside of his or her position as a director. To our knowledge, there were no other interrelationships involving members of the Compensation Committee or other directors requiring disclosure.

PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of our common stock as of August 15, 2001, by:

  •
  each person who is known to us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our stockholders selling shares in the offering;

  •
  each Named Executive;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable pursuant to options which may be exercised within 60 days after August 15, 2001 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

    Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned by them, except to the extent such power may be shared with a spouse.

	Shares Owned Prior to Offering					Shares Owned After Offering
Name of Beneficial Owner	Number (1)		Percent (2)	Number of Shares to be Offered(3)		Number (1)		Percent (2)

Robert A. Kotick (4)	3,402,517		9.50%	500,000		2,902,517		7.11%
Brian G. Kelly (5)	2,632,546		7.38%	500,000		2,132,546		5.24%
Ronald Doornink (6)	305,417		*		—	305,417		*
Lawrence Goldberg (7)	34,713		*		—	34,713		*
Kathy Vrabeck (8)	51,625		*		—	51,625		*
Steven T. Mayer, Director (9)	215		*		—	215		*
Barbara S. Isgur, Director (10)	59,667		*		—	59,667		*
Robert J. Morgado, Director (11)	39,001		*		—	39,001		*
Kenneth L. Henderson, Director (12)		—	—		—		—	—
All Directors and Executive Officers as a Group (15 persons) (13)	6,914,830		17.78%	1,000,000		5,914,830		13.48%

*
Percent of class less than 1%.

(1)
Includes shares owned as well as shares that can be acquired through the exercise of options or warrants exercisable within 60 days.

(2)
Percent of outstanding shares with respect to Messrs. Kotick, Kelly, Doornink, Goldberg and Ms. Vrabeck, and all Directors and Executive Officers as a Group, was computed based on 33,237,667 (38,237,667 in the case of shares outstanding after the offering) shares of our common stock outstanding as of August 15, 2001 and, in each such person's case, the number of shares of our common stock issuable upon the exercise of the warrants or options exercisable within 60 days held by such individual or, in the case of all Directors and Executive officers as a Group, the number of shares of our common stock issuable upon the exercise of the warrants or options exercisable within 60 days held by all such individuals, but does not include the number of shares of common stock issuable upon the exercise of any other outstanding Director or employee warrants or options not exercisable within 60 days. In the case of shares outstanding after the offering, assumes with respect to each selling stockholder that no other selling stockholder exercised any options.

(3)
Assumes no exercise by the underwriters of their over-allotment option. If the underwriters exercise their over-allotment option, we and the selling stockholders will determine our respective allocation of shares to be sold to the underwriters to satisfy the exercise of the over-allotment option. If we and the selling stockholders are unable to agree as to the allocation, we will sell all of the shares covered by the exercise of the over-allotment option.

(4)
Includes 821,195 shares owned and 2,581,322 shares which can be acquired within 60 days through the exercise of options or warrants; does not include options to purchase 416,672 shares which are not exercisable within 60 days. Includes 18,741 shares owned directly by Delmonte Investments, L.L.C., of which such individual is a controlling person. Does not include 40,689 options to purchase shares of common stock transferred by Mr. Kotick to an irrevocable trust for the benefit of his minor children with respect to which Mr. Kotick disclaims beneficial ownership. Includes options to purchase 33,997 shares of common stock held by 1011 Partners, LLC of which Mr. Kotick and his spouse are the sole members. Assumes no exercise of the underwriters' over-allotment option.

(5)
Includes 204,832 shares owned and 2,427,714 shares which can be acquired within 60 days through the exercise of options or warrants; does not include options to purchase 416,672 shares which are not exercisable within 60 days. Includes 18,741 shares owned directly by Delmonte Investments, L.L.C., of which such individual is a controlling person. Does not include 7,032 shares transferred by Mr. Kelly to an irrevocable trust for the benefit of his minor children with respect to which Mr. Kelly disclaims beneficial ownership. Assumes no exercise of the underwriters' over-allotment option.

(6)
Includes 10,000 shares owned and 295,417 shares which can be acquired within 60 days through the exercise of options or warrants; does not include options to purchase 243,749 shares which are not exercisable within 60 days.

(7)
Includes 1,677 shares owned and 33,036 shares which can be acquired within 60 days through the exercise of options or warrants; does not include options to purchase 205,666 shares which are not exercisable within 60 days.

(8)
Includes 1,000 shares owned and 50,625 shares which can be acquired within 60 days through the exercise of options or warrants; does not include options to purchase 113,125 shares which are not exercisable within 60 days.

(9)
Includes 215 shares owned; does not include options to purchase 45,333 shares which are not exercisable within 60 days.

(10)
Includes 59,667 shares which can be acquired within 60 days through the exercise of options or warrants; does not include options to purchase 45,333 shares which are not exercisable within 60 days.

(11)
Includes 39,001 shares which can be acquired within 60 days through the exercise of options or warrants; does not include options to purchase 45,999 shares which are not exercisable within 60 days.

(12)
Does not include options to purchase 45,999 shares which are not exercisable within 60 days.

(13)
Includes 1,259,193 shares owned and 5,655,637 shares which can be acquired within 60 days through the exercise of options or warrants; does not include options to purchase 1,803,540 shares which are not exercisable within 60 days.

UNDERWRITING

    We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC, Allen & Company Incorporated, Bear, Stearns & Co. Inc., Gerard Klauer Mattison & Co., Inc. and U.S. Bancorp Piper Jaffray Inc., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Warburg LLC
Allen & Company Incorporated
Bear, Stearns & Co. Inc.
Gerard Klauer Mattison & Co., Inc.
U.S. Bancorp Piper Jaffray Inc.

Total	6,000,000

    The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

    The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.*

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Activision	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

*
If the underwriters exercise their over-allotment option in full and we, and none of the selling stockholders, issue and sell all of the shares covered by the over-allotment option, the proceeds, before expenses, to Activision and the selling stockholders will be $               and $               , respectively. We will not receive any proceeds from the sale of shares of common stock by our selling stockholders to the extent that they sell shares to the underwriters upon exercise of the over-allotment option.

    The expenses of the offering, not including the underwriting discount, but including the underwriters' expense reimbursement as described in the next sentence, are estimated at $800,000 and are payable by us. We have also agreed to reimburse the underwriters for $100,000 of their expenses incurred in connection with the offering.

Over-allotment Option

    We and the selling stockholders have granted an option to the underwriters to purchase up to 900,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table. If the underwriters exercise their over-allotment option, we and the selling stockholders will determine our respective allocation of shares to be sold to the underwriters to satisfy the exercise of the over-allotment option. If we and the selling stockholders are unable to agree as to the allocation, we will sell to the underwriters all of the shares covered by the exercise of the over-allotment option.

No Sales of Similar Securities

    We, the selling stockholders and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lock-up provision does not apply to the sale of shares by us and the selling stockholders to the underwriters solely to cover over-allotments in this offering. Merrill Lynch may waive this lock-up without public notice.

    This lock-up provision does not limit our ability to grant options to purchase common stock under our stock option plans. It also does not limit our ability to issue shares or securities convertible into or exchangeable for common stock in connection with acquisitions if the recipients of such securities each execute a lock-up agreement with Merrill Lynch. Approximately 1.4 million of the shares issued in acquisition transactions may be registered for resale during the 90 day lock-up period and we expect approximately 400,000 of the shares will be subject to the lock-up provisions. Subject to certain limitations, our executive officers, other than the selling stockholders, may sell up to 125,000 shares during the lock-up period.

Quotation on the Nasdaq National Market

    Our shares are quoted on the Nasdaq National Market under the symbol "ATVI."

Price Stabilization, Short Positions

    Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize our price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

UK Selling Restrictions

    Each underwriter has agreed that:

  •
  it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

  •
  it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

Online Prospectus Availability

    One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors.

Other Relationships

    Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us.

LEGAL MATTERS

    The validity of the issuance of the common stock offered by us and the selling stockholders, as well as other legal matters related to the sale of the shares, will be passed upon by Robinson Silverman Pearce Aronsohn & Berman LLP, New York, New York. Kenneth L. Henderson, one of our directors, is a managing partner of Robinson Silverman. In addition, Robinson Silverman owns approximately 10,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

EXPERTS

    Our consolidated financial statements and financial statement schedule as of March 31, 2000, and for each of the years in the two-year period ended March 31, 2000, have been included and incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements as of and for the year ended March 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    We replaced KPMG as our principal accountant with PricewaterhouseCoopers, effective March 20, 2001. The action was recommended by the Audit Committee of our board of directors and approved by our board of directors. During our two fiscal years ended March 31, 2000 and three subsequent interim periods, there were no disagreements with KPMG LLP on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP, would have caused it to make a reference to the subject matter of the disagreement in connection with its report. KPMG LLP's reports on our financial statements for each of the years in the two-year period ended March 31, 2000 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

WHERE YOU CAN FIND MORE INFORMATION

    We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  •
  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2001, File No. 0-12699;

  •
  Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, File No. 0-12699;

  •
  Our Current Report on Form 8-K filed on July 11, 2001, File No. 0-12699;

  •
  The description of our common stock and the rights associated with our common stock contained in our Registration Statement on Form S-3, Registration No. 333-46425, and our Registration Statement on Form 8-A, File No. 001-15839, filed on April 19, 2000.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000
Attn: Investor Relations

F–1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders:

    In our opinion, the accompanying consolidated balance sheet as of March 31, 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Activision, Inc. and its subsidiaries (the "Company") at March 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Los Angeles, California
May 9, 2001

F–2

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders:

    We have audited the accompanying consolidated balance sheet of Activision, Inc. and subsidiaries as of March 31, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the two-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Activision, Inc. and subsidiaries as of March 31, 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                      KPMG LLP

Los Angeles, California
May 5, 2000,
except as to Note 16,
which is as of June 9, 2000

F–3

ACTIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	March 31, 2001	March 31, 2000
Assets
Current assets:
Cash and cash equivalents	$125,550	$49,985
Accounts receivable, net of allowances of $28,461 and $31,521 at March 31, 2001 and 2000, respectively	73,802	108,108
Inventories	43,888	40,453
Prepaid royalties and capitalized software costs	27,502	31,655
Deferred income taxes	14,292	14,159
Other current assets	13,196	17,815

Total current assets	298,230	262,175
Prepaid royalties and capitalized software costs	14,703	9,153
Property and equipment, net	15,240	10,815
Deferred income taxes	13,759	6,055
Goodwill, net	10,316	12,347
Other assets	7,709	9,192

Total assets	$359,957	$309,737

Liabilities and Shareholders' Equity
Current liabilities:
Current portion of long-term debt	$10,231	$16,260
Accounts payable	60,980	38,286
Accrued expenses	44,039	49,404

Total current liabilities	115,250	103,950
Long-term debt, less current portion	3,401	13,778
Convertible subordinated notes	60,000	60,000

Total liabilities	178,651	177,728

Commitments and contingencies
Shareholders' equity:
Preferred stock, $.000001 par value, 4,500,000 shares authorized, no shares issued at March 31, 2001 and 2000	—	—
Series A Junior Preferred Stock, $.000001 par value, 500,000 shares authorized, no shares issued at March 31, 2001 and 2000	—	—
Common stock, $.000001 par value, 50,000,000 shares authorized, 30,166,455 and 26,488,260 shares issued and 27,282,476 and 25,988,260 shares outstanding at March 31, 2001 and 2000, respectively	—	—
Additional paid-in capital	200,786	151,714
Retained earnings (deficit)	12,146	(8,361)
Accumulated other comprehensive loss	(11,377)	(6,066)
Less: Treasury stock, cost, 2,883,979 and 500,000 shares as of March 31, 2001 and 2000, respectively	(20,249)	(5,278)

Total shareholders' equity	181,306	132,009

Total liabilities and shareholders' equity	$359,957	$309,737

The accompanying notes are an integral part of these consolidated financial statements.

F–4

ACTIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the years ended March 31,
	2001	2000	1999
Net revenues	$620,183	$572,205	$436,526
Costs and expenses:
Cost of sales—product costs	324,907	319,422	260,041
Cost of sales—royalties and software amortization	89,702	91,238	36,990
Product development	41,396	26,275	22,875
Sales and marketing	85,378	87,303	66,420
General and administrative	37,491	36,674	21,948
Amortization of intangible assets	1,502	41,618	1,585

Total costs and expenses	580,376	602,530	409,859

Income (loss) from operations	39,807	(30,325)	26,667
Interest expense, net	(7,263)	(8,411)	(3,031)

Income (loss) before income tax provision	32,544	(38,736)	23,636
Income tax provision (benefit)	12,037	(4,648)	8,745

Net income (loss)	$20,507	$(34,088)	$14,891

Basic earnings (loss) per share	$0.82	$(1.38)	$0.65

Weighted average common shares outstanding	24,865	24,691	22,861

Diluted earnings (loss) per share	$0.75	$(1.38)	$0.62

Weighted average common shares outstanding—assuming dilution	27,400	24,691	23,932

The accompanying notes are an integral part of these consolidated financial statements.

F–5

ACTIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended March 31, 2001, 2000 and 1999
(In thousands)

	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Retained Earnings (Deficit)				Shareholders' Equity
	Shares	Amount			Shares	Amount
Balance, March 31, 1998	23,107	$—	$91,825	$10,836	(500)	$(5,278)	$92	$97,475
Components of comprehensive income
Net income for the year	—	—	—	14,891	—	—	—	14,891
Foreign currency translation adjustment	—	—	—	—	—	—	(2,602)	(2,602)

Total comprehensive income								12,289

Issuance of common stock and common stock warrants	—	—	3,368	—	—	—	—	3,368
Issuance of common stock pursuant to employee stock option plans	605	—	5,271	—	—	—	—	5,271
Issuance of common stock pursuant to employee stock purchase plan	92	—	798	—	—	—	—	798
Tax benefit attributable to employee stock option plans	—	—	1,059	—	—	—	—	1,059
Tax benefit derived from net operating loss carryforward utilization	—	—	2,430	—	—	—	—	2,430
Conversion of notes payable to common stock	—	—	4,500	—	—	—	—	4,500

Balance, March 31, 1999	23,804	—	109,251	25,727	(500)	(5,278)	(2,510)	127,190
Components of comprehensive income:
Net loss for the year	—	—	—	(34,088)	—	—	—	(34,088)
Foreign currency translation adjustment	—	—	—	—	—	—	(3,556)	(3,556)

Total comprehensive loss								(37,644)

Issuance of common stock and common stock warrants	—	—	8,529	—	—	—	—	8,529
Issuance of common stock pursuant to employee stock option plans	2,331	—	21,718	—	—	—	—	21,718
Issuance of common stock pursuant to employee stock purchase plan	72	—	762	—	—	—	—	762
Tax benefit attributable to employee stock option plans	—	—	3,017	—	—	—	—	3,017
Tax benefit derived from net operating loss carryforward utilization	—	—	1,266	—	—	—	—	1,266
Acquisitions and investments made with common stock and common stock options	281	—	7,171	—	—	—	—	7,171

Balance, March 31, 2000	26,488	—	151,714	(8,361)	(500)	(5,278)	(6,066)	132,009
Components of comprehensive income:
Net income for the year	—	—	—	20,507	—	—	—	20,507
Foreign currency translation adjustment	—	—	—	—	—	—	(5,311)	(5,311)

Total comprehensive income								15,196

Issuance of common stock and common stock warrants	100	—	1,050	—	—	—	—	1,050
Issuance of common stock pursuant to employee stock option plans	3,499	—	31,693	—	—	—	—	31,693
Issuance of common stock pursuant to employee stock purchase plan	79	—	845	—	—	—	—	845
Tax benefit attributable to employee stock option plans	—	—	11,832	—	—	—	—	11,832
Tax benefit derived from net operating loss carryforward utilization	—	—	3,652	—	—	—	—	3,652
Purchase of treasury shares	—	—	—	—	(2,384)	(14,971)	—	(14,971)

Balance March 31, 2001	30,166	$—	$200,786	$12,146	(2,884)	$(20,249)	$(11,377)	$181,306

The accompanying notes are an integral part of these consolidated financial statements.

F–6

ACTIVISION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the years ended March 31,
	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$20,507	$(34,088)	$14,891
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	(6,597)	(4,311)	3,806
Depreciation and amortization	6,268	45,866	6,488
Amortization of prepaid royalties and capitalized software costs	68,925	78,714	27,055
Expense related to common stock warrants	1,406	5,769	388
Tax benefit of stock options exercised	11,832	3,017	1,059
Change in assets and liabilities (net of effects of purchases and acquisitions):
Accounts receivable	30,027	9,900	(43,686)
Inventories	(5,283)	(7,342)	(11,506)
Prepaid royalties and capitalized software costs	(65,964)	(74,506)	(60,531)
Other assets	6,062	(6,307)	(6,862)
Accounts payable	21,361	(8,038)	(6,620)
Accrued expenses and other liabilities	(6,979)	(5,791)	33,177

Net cash provided by (used in) operating activities	81,565	2,883	(42,341)

Cash flows from investing activities:
Cash used in purchase acquisitions (net of cash acquired)	—	(20,523)	—
Capital expenditures	(9,780)	(4,518)	(3,800)
Proceeds from disposal of property and equipment	1,149	—	—

Net cash used in investing activities	(8,631)	(25,041)	(3,800)

Cash flows from financing activities:
Proceeds from issuance of common stock pursuant to employee stock option plans	31,693	21,718	5,271
Proceeds from issuance of common stock pursuant to employee stock purchase plan	845	762	798
Proceeds from issuance of common stock pursuant to warrants	1,050	—	—
Borrowing under line-of-credit agreement	577,590	361,161	5,300
Payment under line-of-credit agreement	(581,618)	(355,156)	(5,300)
Payment on term loan	(11,450)	(1,645)	—
Proceeds from term loan	—	25,000	—
Notes payable, net	(592)	(6,457)	1,151
Cash paid to secure line of credit and term loan	—	(3,355)	—
Purchase of treasury stock	(14,971)	—	—

Net cash provided by financing activities	2,547	42,028	7,220

Effect of exchange rate changes on cash	84	(2,922)	(2,361)

Net increase (decrease) in cash and cash equivalents	75,565	16,948	(41,282)
Cash and cash equivalents at beginning of period	49,985	33,037	74,319

Cash and cash equivalents at end of period	$125,550	$49,985	$33,037

The accompanying notes are an integral part of these consolidated financial statements.

F–7

ACTIVISION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Business

    Activision, Inc. ("Activision" or the "Company") is a leading international publisher, developer and distributor of interactive entertainment and leisure products. The Company currently focuses its publishing, development and distribution efforts on products designed for personal computers ("PCs") as well as the Sony PlayStation ("PSX") and PlayStation 2 ("PS2") and Nintendo N64 ("N64") console systems and Nintendo Game Boy handheld game devices. The Company is also currently focusing on the development of products for Microsoft Xbox ("Xbox") and Nintendo GameCube console systems and Nintendo Game Boy Advance hand held device. During January 2001, Sega Corp., the maker of the Sega Dreamcast ("Dreamcast") announced that it would stop making the Dreamcast in March 2001. Net revenues from the Dreamcast have historically represented only a small percentage of the Company's total net revenues. Accordingly, the Company believes that the departure of the Dreamcast console system from the market will not have a material impact upon its financial position or results of operations.

    The Company maintains operations in the U.S., Canada, the United Kingdom, France, Germany, Japan, Australia, Belgium and the Netherlands. For fiscal year 2001, international operations contributed approximately 43% of net revenues.

Principles of Consolidation

    The consolidated financial statements include the accounts of Activision, Inc., a Delaware corporation, and its wholly-owned subsidiaries (the "Company" or "Activision"). All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

    The consolidated financial statements have been retroactively restated to reflect the poolings of interests of the Company with JCM Productions, Inc. dba Neversoft Entertainment ("Neversoft") in September 1999.

Cash and Cash Equivalents

    Cash and cash equivalents include cash, money markets and short-term investments with original maturities of not more than 90 days.

    The Company's cash and cash equivalents were comprised of the following at March 31, 2001 and 2000 (amounts in thousands):

	March 31,
	2001	2000
Cash	$63,018	$32,637
Money market funds	62,532	17,348

	$125,550	$49,985

F–8

Concentration of Credit Risk

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions. At various times during the fiscal years ended March 31, 2001 and 2000, the Company had deposits in excess of the Federal Deposit Insurance Corporation ("FDIC") limit at these financial institutions. The Company's customer base includes retail outlets and distributors including consumer electronics and computer specialty stores, discount chains, video rental stores and toy stores in the United States and countries worldwide. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally does not require collateral or other security from its customers.

    As of and for the year ending March 31, 2001, the Company's publishing business had one customer that accounted for 10% of its consolidated net revenues and 15% of its consolidated accounts receivable, net. For the years ending March 31, 2000 and 1999, no single customer accounted for 10% or more of consolidated net revenues.

Fair Value of Financial Instruments

    The estimated fair values of financial instruments have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

    Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities: The carrying amounts of these instruments approximate fair value due to their short-term nature.

    Long-term debt and convertible subordinated notes:  The carrying amounts of the Company's variable rate debt approximate fair value because the interest rates are based on floating rates identified by reference to market rates. The fair value of the Company's fixed rate debt is based on quoted market prices, where available, or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements as of the balance sheet date. The carrying amount and fair value of the Company's long-term debt and convertible subordinated notes, was $73.6 million and $60.0 million, respectively, as of March 31, 2001 and $90.0 million and $81.6 million, respectively, as of March 31, 2000.

Prepaid Royalties and Capitalized Software Costs

    Prepaid royalties include payments made to independent software developers under development agreements and license fees paid to intellectual property rights holders for use of their trademarks or copyrights. Intellectual property rights which have alternative future uses are capitalized. Capitalized software costs represent costs incurred for development that are not recoupable against future royalties.

    The Company accounts for prepaid royalties relating to development agreements and capitalized software costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Software development costs and prepaid royalties are capitalized once technological feasibility is established. Technological feasibility is evaluated on a product by product basis. For products where proven game engine technology exists, this may occur early in the development cycle. Software development costs are expensed if and when they are deemed unrecoverable. Amounts related to software development which are not capitalized are charged immediately to product development expense.

F–9

    The following criteria is used to evaluate recoverability of software development costs: historical performance of comparable products; the commercial acceptance of prior products released on a given game engine; orders for the product prior to its release; estimated performance of a sequel product based on the performance of the product on which the sequel is based; and actual development costs of a product as compared to the Company's budgeted amount.

    Commencing upon product release prepaid royalties and capitalized software development costs are amortized to cost of sales—royalties and software amortization on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of one year or less. For products that have been released, management evaluates the future recoverability of capitalized amounts on a quarterly basis.

    As of March 31, 2001, prepaid royalties and unamortized capitalized software costs totaled $38.3 million (including $14.7 million classified as non-current) and $3.9 million, respectively. As of March 31, 2000, prepaid royalties and unamortized capitalized software costs totaled $29.2 million (including $9.2 million classified as non-current) and $11.6 million, respectively. Amortization of prepaid royalties and capitalized software costs was $68.9 million, $78.7 million and $27.1 million for the years ended March 31, 2001, 2000 and 1999, respectively.

Inventories

    Inventories are valued at the lower of cost (first-in, first-out) or market.

Revenue Recognition

    Product Sales: The Company recognizes revenue from the sale of its products once they are shipped and are available for general release to customers. Subject to certain limitations, the Company permits customers to obtain exchanges or return products within certain specified periods and provides price protection on certain unsold merchandise. Management of the Company estimates the amount of future returns, and price protections based upon historical results and current known circumstances. Revenue from product sales is reflected net of the allowance for returns and price protection.

    Software Licenses: For those license agreements which provide the customers the right to multiple copies in exchange for guaranteed amounts, revenue is recognized at delivery. Per copy royalties on sales which exceed the guarantee are recognized as earned.

Advertising Expenses

    The Company expenses advertising and the related costs as incurred. Advertising expenses for the years ended March 31, 2001, 2000 and 1999 were approximately $16.5 million, $18.6 million and $15.6 million, respectively, and are included in sales and marketing expense in the consolidated statements of operations.

Goodwill and Long-Lived Assets

    Cost in excess of the fair value of net assets of companies acquired, goodwill, is being amortized on a straight-line basis over periods ranging from 5 to 20 years. As of March 31, 2001 and 2000, accumulated amortization amounted to $51.9 million and $50.8 million, respectively. The Company accounts for impairment of long-lived assets, including goodwill, in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles, including goodwill, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted cash flows expected to be

F–10

generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. In conjunction with its strategic restructuring plan as detailed in Note 3, in the fourth quarter of fiscal 2000, the Company recorded a charge for impairment of goodwill of $37.2 million. See Note 3 for further discussion.

Interest Expense, net

    Interest expense, net is comprised of the following, (amounts in thousands):

	March 31,
	2001	2000	1999
Interest expense	$(9,399)	$(9,375)	$(4,974)
Interest income	2,136	964	1,943

Net interest income (expense)	$(7,263)	$(8,411)	$(3,031)

Income Taxes

    The Company accounts for income taxes using SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

    The functional currencies of the Company's foreign subsidiaries are their local currencies. All assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of the period, and revenue and expenses are translated at weighted average exchange rates during the period. The resulting translation adjustments are reflected as a component of shareholders' equity.

Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Common Share

    Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and common stock equivalents from outstanding stock options and warrants and convertible debt. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options and warrants and conversion of the Company's convertible debt. However, potential common shares are not included in the denominator of the diluted earnings per

F–11

share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which the Company records a net loss.

Stock Based Compensation

    Prior to April 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the option exercise price. On April 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

    Warrants granted to non-employees are accounted for in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 96-18 "Accounting for Equity Instruments that are Issued To Other Than Employees for Acquiring or in Connection With Selling Goods or Services" (EITF 96-18).

Related Parties

    As of March 31, 2001 and 2000, the Company had $4.3 million and $2.7 million, respectively, of loans outstanding due from employees. The loans bear interest at 6.75% and are primarily due from Company executives.

Implementation of SAB 101

    The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, in December 1999. The SAB summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. During the year ended March 31, 2001, the Company performed a review of its revenue recognition policies and determined that it is in compliance with SAB 101.

Recently Issued Accounting Standards

    Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133") as subsequently amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company does not currently participate in hedging activities or own derivative instruments but plans to adopt SFAS No. 133 beginning April 1, 2001. Management does not believe the adoption of SFAS No. 133 will have a material impact on the financial position or results of operations of the Company.

Reclassifications

    Certain amounts in the consolidated financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no effect on net income (loss), shareholders' equity or net increase (decrease) in cash and cash equivalents.

F–12

2.  Acquisitions

Fiscal 2000 Transactions

Acquisition of Neversoft

    On September 30, 1999, the Company acquired Neversoft, a privately held console software developer, in exchange for 698,835 shares of the Company's common stock. The acquisition was accounted for as a pooling of interests. Accordingly, in fiscal 2000 the Company restated the financial statements for all periods prior to the closing of the transaction.

    The following table represents the results of operations of the previously separate companies for the period before the combination was consummated which are included in fiscal year 2000 combined net income (loss) (amounts in thousands).

	Fiscal Year 2000
	Activision Six Months Ended Sept. 30, 1999	Neversoft Six Months Ended Sept. 30, 1999	Total Six Months Ended Sept. 30, 1999
Revenues	$199,505	$—	$199,505
Net income (loss)	$(3,028)	$(484)	$(3,512)

Acquisition of Elsinore Multimedia

    On June 29,1999, the Company acquired Elsinore Multimedia, Inc. ("Elsinore"), a privately held interactive software development company, in exchange for 204,448 shares of the Company's common stock.

    The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of operations of Elsinore have been included in the Company's consolidated financial statements from the date of acquisition. The aggregate purchase price has been allocated to the assets and liabilities acquired, consisting mostly of goodwill of $3.0 million, that is being amortized over a five year period. Pro forma statements of operations reflecting the acquisition of Elsinore are not shown, as they would not differ materially from reported results.

Acquisition of Expert Software

    On June 22, 1999, the Company acquired all of the outstanding capital stock of Expert Software, Inc. ("Expert"), a publicly held developer and publisher of value-line interactive leisure products, for approximately $24.7 million. The aggregate purchase price of approximately $24.7 million consisted of $20.3 million in cash payable to the former shareholders of Expert, the valuation of employee stock options in the amount of $3.3 million, and other acquisition costs.

    The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of operations of Expert have been included in the Company's consolidated financial statements from the date of acquisition.

    The aggregate purchase price was allocated to the fair values of the assets and liabilities acquired as follows (amounts in thousands):

Tangible assets	$4,743
Existing products	1,123
Goodwill	28,335
Liabilities	(9,532)

$24,669

F–13

    However, as more fully described in Note 3, in the fourth quarter of fiscal 2000, the Company implemented a strategic restructuring plan to accelerate the development of games for the next generation consoles and the Internet. In conjunction with that plan, the Company consolidated Expert and its Head Games subsidiary, forming one integrated business unit in the value software category. As part of this consolidation, the Company discontinued several of Expert's product lines and terminated substantially all of Expert's employees. In addition, the Company phased out the use of the Expert name. As a result of these initiatives, in fiscal 2000, the Company incurred a nonrecurring charge of $26.3 million resulting from the write-down of intangibles acquired, including goodwill.

Fiscal 1999 Transactions

    The acquisitions of Head Games and CD Contact were originally treated as immaterial poolings of interests. However, after reviewing the results of operations of the entities, including the materiality and impact on the Company's trends, in fiscal 1999 the Company restated the financial statements for all periods prior to the closing of each respective transaction.

Acquisition of Head Games

    On June 30, 1998, the Company acquired Head Games in exchange for 1,000,000 shares of the Company's common stock. The acquisition was accounted for as a pooling of interests.

Acquisition of CD Contact

    On September 29, 1998, the Company acquired CD Contact in exchange for 1,900,000 shares of the Company's common stock and the assumption of $9.1 million in outstanding debt payable to CD Contact's former shareholders. The acquisition was accounted for as a pooling of interests.

    The following table represents the results of operations of the previously separate companies for the periods before the combinations were consummated that are included in the fiscal 1999 combined net income of the Company (amounts in thousands):

	Fiscal Year 1999
	Activision Year Ended March 31, 1999	Head Games Three Months Ended June 30, 1998	CD Contact Six Months Ended Sept. 30, 1998	Neversoft Year Ended March 31, 1999	Total Year Ended March 31, 1999
Revenues	$412,225	$2,195	$22,065	$41	$436,526
Net income (loss)	$14,194	$394	$666	$(363)	$14,891

3.  Strategic Restructuring Plan

    In the fourth quarter of fiscal 2000, the Company finalized a strategic restructuring plan to accelerate the development and sale of interactive entertainment and leisure products for the next generation consoles and the Internet. Costs associated with this plan amounted to $70.2 million, approximately $61.8 million net of taxes, and were recorded in the consolidated statement of operations in the fourth quarter of fiscal year 2000 and classified as follows (amounts in millions):

Net revenues	$11.7
Cost of sales—royalties and software amortization	11.9
Product development	4.2
General and administrative	5.2
Amortization of intangible assets	37.2

$70.2

F–14

    The component of the charge included in amortization of intangible assets represented a write down of intangibles including goodwill, relating to Expert Software, Inc. ("Expert"), one of the Company's value publishing subsidiaries, totaling $26.3 million. The Company consolidated Expert into Head Games, forming one integrated business unit. As part of this consolidation, the Company discontinued substantially all of Expert's product lines, terminated substantially all of Expert's employees and phased out the use of the Expert name. In addition, a $10.9 million write down of goodwill relating to TDC, an OEM business unit, was recorded. In fiscal 2000, the OEM market went through radical changes due to price declines of PCs and hardware accessories. The sum of the undiscounted future cash flow of these assets was not sufficient to cover the carrying value of these assets and as such was written down to fair market value.

    The component of the charge included in net revenues and general and administrative expense represents costs associated with the planned termination of a substantial number of its third party distributor relationships in connection with the Company's realignment of its worldwide publishing business to leverage its existing sales and marketing organizations and improve the control and management of its products. These actions resulted in an increase in the allowance for sales returns of $11.7 million and the allowance for doubtful accounts of $3.4 million. The plan also included a severance charge of $1.2 million for employee redundancies.

    The components of the charge included in cost of sales—royalties and software amortization and product development represent costs to write down certain assets associated with exiting certain product lines and re-evaluating other product lines which resulted in reduced expectations.

    During fiscal 2001, the Company completed the restructuring initiatives associated with the fiscal 2000 restructuring plan without any significant adjustments.

4.  Inventories

    The Company's inventories consist of the following (amounts in thousands):

	March 31,
	2001	2000
Purchased parts and components	$1,885	$2,857
Finished goods	42,003	37,596

	$43,888	$40,453

5.  Property and Equipment

    Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives or the lease term: buildings, 30 years; computer equipment, office furniture and other equipment, 3 years; leasehold improvements, through the life of the lease. When assets are retired or disposed of, the cost and accumulated

F–15

depreciation thereon are removed and any resultant gains or losses are recognized in current operations. Property and equipment was as follows (amounts in thousands):

	March 31,
	2001	2000
Land	$214	$526
Buildings	4,004	2,468
Computer equipment	21,512	18,670
Office furniture and other equipment	5,585	5,800
Leasehold improvements	3,713	3,229

Total cost of property and equipment	35,028	30,693
Less accumulated depreciation	(19,788)	(19,878)

Property and equipment, net	$15,240	$10,815

    Depreciation expense for the years ended March 31, 2001, 2000 and 1999 was $4.8 million, $4.2 million and $4.9 million, respectively.

6.  Accrued Expenses

    Accrued expenses were comprised of the following (amounts in thousands):

	March 31,
	2001	2000
Accrued royalties payable	$14,764	$13,300
Affiliated label payable	733	4,033
Accrued selling and marketing costs	4,603	10,493
Income tax payable	859	4,934
Accrued interest expense	1,150	1,013
Accrued bonus and vacation pay	11,958	5,514
Other	9,972	10,117

Total	$44,039	$49,404

7.  Operations by Reportable Segments and Geographic Area

    The Company publishes, develops and distributes interactive entertainment and leisure products for a variety of game platforms, including PCs, the Sony PlayStation and PlayStation 2 console systems, the Nintendo 64 console system, the Nintendo Game Boy and the Sega Dreamcast console system. The Company has also begun product development for next generation console systems and hand held devices, including Microsoft's Xbox and Nintendo's GameCube and Game Boy Advance. Based on its organizational structure, the Company operates in two reportable segments: publishing and distribution.

    The Company's publishing segment publishes titles that are developed both internally through the studios owned by the Company and externally through third party developers. In the United States, the Company's products are sold primarily on a direct basis to major computer and software retailing organizations, mass market retailers, consumer electronic stores, discount warehouses and mail order companies. The Company conducts its international publishing activities through offices in the United Kingdom, Germany, France, Australia, Canada and Japan. The Company's products are sold internationally on a direct to retail basis and through third party distribution and licensing arrangements and through the Company's wholly-owned distribution subsidiaries located in the United Kingdom, the Netherlands and Germany.

F–16

    The Company's distribution segment, located in the United Kingdom, the Netherlands and Germany, distributes interactive entertainment software and hardware and provides logistical services for a variety of publishers and manufacturers.

    The President and Chief Operating Officer allocates resources to each of these segments using information on their respective revenues and operating profits before interest and taxes. The President and Chief Operating Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," ("SFAS No. 131").

    The President and Chief Operating Officer does not evaluate individual segments based on assets or depreciation.

    The accounting policies of these segments are the same as those described in the Summary of Significant Accounting Policies. Revenue derived from sales between segments is eliminated in consolidation.

    Information on the reportable segments for the three years ended March 31, 2001 is as follows (amounts in thousands):

	Year ended March 31, 2001
	Publishing	Distribution	Total
Total segment revenues	$466,062	$154,121	$620,183
Revenue from sales between segments	(39,331)	39,331	—

Revenues from external customers	$426,731	$193,452	$620,183

Operating income	$35,687	$4,120	$39,807

Total assets	$271,488	$88,469	$359,957

	Year ended March 31, 2000
	Publishing	Distribution	Total
Total segment revenues	$396,691	$175,514	$572,205
Revenue from sales between segments	(40,255)	40,255	—

Revenues from external customers	$356,436	$215,769	$572,205

Operating income (loss)	$(35,049)	$4,724	$(30,325)

Total assets	$230,961	$78,776	$309,737

	Year ended March 31, 1999
	Publishing	Distribution	Total
Total segment revenues	$205,542	$230,984	$436,526
Revenue from sales between segments	(19,202)	19,202	—

Revenues from external customers	$186,340	$250,186	$436,526

Operating income	$12,398	$14,269	$26,667

Total assets	$185,567	$97,778	$283,345

F–17

    Geographic information for the three years ended March 31, 2001 is based on the location of the selling entity. Revenues from external customers by geographic region were as follows (amounts in thousands):

	Year ended March 31,
	2001	2000	1999
United States	$352,893	$282,847	$149,705
Europe	256,228	277,485	278,032
Other	11,062	11,873	8,789

Total	$620,183	$572,205	$436,526

    Revenues by platform were as follows (amounts in thousands):

	Year ended March 31,
	2001	2000	1999
Console	$466,893	$410,277	$268,246
PC	153,290	161,928	168,280

Total	$620,183	$572,205	$436,526

8.  Computation of Earnings Per Share

    The following table sets forth the computations of basic and diluted earnings (loss) per share, (amounts in thousands, except per share data):

	Year ended March 31,
	2001	2000	1999
Numerator
Numerator for basic and diluted earnings per share-income (loss) available to common shareholders	$20,507	$(34,088)	$14,891

Denominator
Denominator for basic earnings per share-weighted average common shares outstanding	24,865	24,691	22,861
Effect of dilutive securities:
Employee stock options	2,354	—	942
Warrants to purchase common stock	181	—	129

Potential dilutive common shares	2,535	—	1,071

Denominator for diluted earnings per share-weighted average common shares outstanding plus assumed conversions	27,400	24,691	23,932

Basic earnings (loss) per share	$0.82	$(1.38)	$0.65

Diluted earnings (loss) per share	$0.75	$(1.38)	$0.62

    Options to purchase 2,338,841, 2,555,397 and 2,188,175 shares of common stock were outstanding for the years ended March 31, 2001, 2000 and 1999, respectively, but were not included in the calculations of diluted earnings (loss) per share because their effect would be antidilutive. Convertible subordinated notes were also not included in the calculations of diluted earnings per share because their effect would be antidilutive.

F–18

    Subsequent to March 31, 2001, the Company called for the redemption of its $60.0 million convertible subordinated notes due 2005. In connection with that call, holders have converted into common stock approximately $60.0 million aggregate principal amount of their convertible subordinated notes, resulting in the issuance of approximately 3,175,000 shares of common stock to such holders.

9.  Income Taxes

    Domestic and foreign income (loss) before income taxes and details of the income tax provision (benefit) are as follows (amounts in thousands):

	Year ended March 31,
	2001	2000	1999
Income (loss) before income taxes:
Domestic	$24,276	$(37,115)	$5,945
Foreign	8,268	(1,621)	17,691

	$32,544	$(38,736)	$23,636

Income tax expense (benefit):
Current:
Federal	$394	$(383)	$37
State	112	337	124
Foreign	4,351	2,610	5,456

Total current	4,857	2,564	5,617

Deferred:
Federal	(5,610)	(10,047)	(418)
State	(1,761)	(1,448)	57
Foreign	(479)	—	—

Total deferred	(7,850)	(11,495)	(361)

Add back benefit credited to additional paid-in capital:
Tax benefit related to stock option exercises	11,378	3,017	1,059
Tax benefit related to utilization of pre- bankruptcy net operating loss carryforwards	3,652	1,266	2,430

	15,030	4,283	3,489

Income tax provision (benefit)	$12,037	$(4,648)	$8,745

F–19

    The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax provision for each of the years are as follows:

	Year ended March 31,
	2001	2000	1999
Federal income tax provision (benefit) at statutory rate	35.0%	(34.0)%	34.0%
State taxes, net of federal benefit	3.3%	(4.5)%	1.3%
Nondeductible amortization	1.3%	18.6%	1.7%
Nondeductible merger fees	—	0.4%	0.8%
Research and development credits	(5.7)%	(8.6)%	(5.4)%
Incremental effect of foreign tax rates	0.5%	2.8%	(0.9)%
Increase of valuation allowance	4.0%	13.8%	5.1%
Rate changes	(1.5)%	—	—
Other	0.1%	(0.5)%	0.4%

	37.0%	(12.0)%	37.0%

    Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset and liability are as follows (amounts in thousands):

	March 31,
	2001	2000
Deferred asset:
Allowance for bad debts	$716	$1,019
Allowance for sales returns	3,900	5,151
Inventory reserve	992	799
Vacation & bonus reserve	1,663	763
Royalty reserve	170	774
Other	1,643	1,585
Tax credit carryforwards	14,224	12,062
Net operating loss carryforwards	12,362	12,828
Amortization & depreciation	6,816	7,055

Deferred asset	42,486	42,036
Valuation allowance	(9,895)	(13,041)

Net deferred asset	32,591	28,995

Deferred liability:
Capitalized research expenses	3,087	7,864
State taxes	1,453	917

Deferred liability	4,540	8,781

Net deferred asset	$28,051	$20,214

    In accordance with Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," issued by the AICPA, benefits from loss carryforwards arising prior to the Company's reorganization are recorded as additional paid-in capital. During the year ended March 31, 2001, $3.7 million was recorded as additional paid-in capital.

    As of March 31, 2001, the Company's available federal net operating loss carryforward of $30.8 million is subject to certain limitations as defined under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire from 2006 to 2019. The Company's available state

F–20

net operating loss carryforward of $8.0 million is not subject to limitations under Section 382 of the Internal Revenue Code. The Company has tax credit carryforwards of $9.4 million and $4.8 million for federal and state purposes, respectively, which expire from 2006 to 2021.

    At March 31, 2001, the Company's deferred income tax asset for tax credit carryforwards and net operating loss carryforwards was reduced by a valuation allowance of $9.9 million. Of such valuation allowance, none relates to SOP 90-7 which, if realized, would be recorded as additional paid-in capital. Realization of the deferred tax assets is dependent upon the continued generation of sufficient taxable income prior to expiration of tax credits and loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the deferred tax asset will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced.

    Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $22.8 million at March 31, 2001. Deferred income taxes on these earnings have not been provided as these amounts are considered to be permanent in duration.

10. Long-Term Debt

Bank Lines of Credit and Other Debt

    The Company's long-term debt consists of the following (amounts in thousands):

	March 31,
	2001	2000
U.S. Facility	$8,432	$22,496
The Netherlands Facility	1,759	3,509
Mortgage notes payable and other	3,441	4,033

	13,632	30,038
Less current portion	(10,231)	(16,260)

Long-term debt, less current portion	$3,401	$13,778

    In June 1999, the Company obtained a $100.0 million revolving credit facility and a $25.0 million term loan (the "U.S. Facility") with a syndicate of banks. The revolving portion of the U.S. Facility provides the Company with the ability to borrow up to $100.0 million and issue letters of credit up to $80 million on a revolving basis against eligible accounts receivable and inventory. The $25.0 million term loan portion of the U.S. Facility was used to acquire Expert Software, Inc. in June 1999 and to pay costs related to such acquisition and the securing of the U.S. Facility. The term loan has a three year term with principal amortization on a straight-line quarterly basis beginning December 31, 1999 and a borrowing rate based on the banks' base rate (which is generally equivalent to the published prime rate) plus 2% or LIBOR plus 3%. The revolving portion of the U.S Facility has a borrowing rate based on the banks' base rate plus 1.75% or LIBOR plus 2.75% and matures June 2002. The U.S. Facility had a weighted average interest rate of approximately 9.70% and 9.50% for the year ended March 31, 2001 and 2000, respectively. The Company pays a commitment fee of 1/2% on the unused portion of the revolving line. The U.S. Facility is collateralized by substantially all of the assets of the Company and its U.S. subsidiaries. The U.S. Facility contains various covenants that limit the ability of the Company to incur additional indebtedness, pay dividends or make other distributions, create certain liens, sell assets, or enter into certain mergers or acquisitions. The Company is also required to maintain specified financial ratios related to net worth and fixed charges. As of March 31, 2001 and 2000, the Company was in compliance with these covenants. As of March 31, 2001, approximately $8.5 million was outstanding under the term loan portion of the U.S. Facility. As of March 31, 2001, there were no borrowings outstanding and $18.2 million of letters of credit outstanding against the

F–21

revolving portion of the U.S. Facility. As of March 31, 2000, $20.0 million was outstanding under the term loan portion and $2.5 million was outstanding under the revolving portion of the U.S. Facility.

    The Company has a revolving credit facility through its CD Contact subsidiary in the Netherlands (the "Netherlands Facility"). The Netherlands Facility permits revolving credit loans and letters of credit up to Netherlands Guilders ("NLG") 26 million ($10.4 million) as of March 31, 2001 and NLG 45 million ($19.4 million) as of March 31, 2000, based upon eligible accounts receivable and inventory balances. The Netherlands Facility is due on demand, bears interest at a Eurocurrency rate plus 1.50% and 1.25% in fiscal 2001 and 2000, respectively (weighted average interest rate of approximately 7.40% and 6.80% as of March 31, 2001 and 2000, respectively) and matures August 2003. Borrowings outstanding under the Netherlands Facility were $1.8 million and $3.5 million at March 31, 2001 and 2000, respectively. Letters of credit outstanding under the Netherlands Facility were NLG 3.8 million ($1.6 million) as of March 31, 2000. There were no letters of credit outstanding under the Netherlands Facility as of March 31, 2001.

    The Company also has revolving credit facilities with its CentreSoft subsidiary located in the United Kingdom (the "UK Facility") and its NBG subsidiary located in Germany (the "German Facility"). The UK Facility provides for British Pounds ("GBP") 7.0 million ($10.0 million) of revolving loans and GBP 3.0 million ($4.3 million) of letters of credit as of March 31, 2001 and GBP 7.0 million ($11.2 million) of revolving loans and GBP 6.0 million ($9.6 million) of letters of credit as of March 31, 2000. The UK Facility bears interest at LIBOR plus 2%, is collateralized by substantially all of the assets of the subsidiary and matures in July 2001. The UK Facility also contains various covenants that require the subsidiary to maintain specified financial ratios related to, among others, fixed charges. As of March 31, 2001 and 2000, the Company was in compliance with these covenants. No borrowings were outstanding against the UK facility at March 31, 2001 or 2000. Letters of credit of GBP 3.0 million ($4.3 million) and GBP 6.0 million ($9.6 million) were outstanding against the UK Facility at March 31, 2001 and 2000, respectively. As of March 31, 2001 and 2000, the German Facility provides for revolving loans up to Deutsche Marks ("DM") 4 million ($1.8 million), bears interest at 7.0%, is collateralized by a cash deposit of approximately GBP 650,000 ($928,000) made by the Company's CentreSoft subsidiary and has no expiration date. No borrowings were outstanding against the German Facility as of March 31, 2001 and 2000.

    Mortgage notes payable relate to the land, office and warehouse facilities of the Company's German and Netherlands subsidiaries. The notes bear interest at 5.45% and 5.35%, respectively, and are collateralized by the related assets. The Netherlands mortgage note payable is due in quarterly installments of NLG 25,000 ($10,000) and matures January 2019. The German mortgage note payable is due in bi-annual installments of DM 145,000 ($65,500) beginning June 2002 and matures December 2019.

    Annual maturities of long-term debt are as follows (amounts in thousands):

2002	$10,231
2003	235
2004	171
2005	171
2006	171
Thereafter	2,653

Total	$13,632

F–22

Private Placement of Convertible Subordinated Notes

    In December 1997, the Company completed the private placement of $60.0 million principal amount of 6 3/4% convertible subordinated notes due 2005 (the "Notes"). The Notes are convertible, in whole or in part, at the option of the holder at any time after December 22, 1997 (the date of original issuance) and prior to the close of business on the business day immediately preceding the maturity date, unless previously redeemed or repurchased, into common stock, $.000001 par value, of the Company, at a conversion price of $18.875 per share, (equivalent to a conversion rate of 52.9801 shares per $1,000 principal amount of Notes), subject to adjustment in certain circumstances. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after January 10, 2001, subject to premiums through December 31, 2003.

11. Commitments and Contingencies

Developer Contracts

    In the normal course of business, the Company enters into contractual arrangements with third parties for the development of products. Under these agreements, the Company commits to provide specified payments to a developer, contingent upon the developer's achievement of contractually specified milestones. Assuming all contractually specified milestones are achieved, for contracts in place as of March 31, 2001, the total future minimum contract commitment is approximately $62.1 million, which is scheduled to be paid as follows (amount in thousands):

Year ending March 31,
2002	$35,197
2003	13,528
2004	6,250
2005	2,925
2006	1,675
Thereafter	2,500

$62,075

    Additionally, under the terms of a production financing arrangement, the Company has a commitment to purchase two future PlayStation 2 titles from independent third party developers for an estimated $5.7 million. Failure by the developers to complete the project within the contractual time frame or specifications alleviates the Company's commitment.

Lease Obligations

    The Company leases certain of its facilities under non-cancelable operating lease agreements. Total future minimum lease commitments as of March 31, 2001 are as follows (amounts in thousands):

Year ending March 31,
2002	$3,991
2003	3,728
2004	3,606
2005	3,389
2006	3,044
Thereafter	5,576

Total	$23,334

F–23

    Facilities rent expense for the years ended March 31, 2001, 2000 and 1999 was approximately $4.7 million, $4.4 million and $4.4 million, respectively.

Legal Proceedings

    The Company is party to routine claims and suits brought against it in the ordinary course of business, including disputes arising over the ownership of intellectual property rights and collection matters. In the opinion of management, the outcome of such routine claims will not have a material adverse effect on the Company's business, financial condition, results of operations or liquidity.

12. Stock Compensation Plans

Employee Options

    The Company sponsors three stock option plans for the benefit of officers, employees, consultants and others.

    The Activision 1991 Stock Option and Stock Award Plan, as amended, (the "1991 Plan") permits the granting of "Awards" in the form of non-qualified stock options, incentive stock options ("ISOs"), stock appreciation rights ("SARs"), restricted stock awards, deferred stock awards and other common stock-based awards. The total number of shares of common stock available for distribution under the 1991 Plan is 7,567,000. The 1991 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were approximately 229,000 shares remaining available for grant under the 1991 Plan as of March 31, 2001.

    On September 23, 1998, the stockholders of the Company approved the Activision 1998 Incentive Plan (the "1998 Plan"). The 1998 Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARS, restricted stock awards, deferred stock awards and other common stock-based awards to directors, officers, employees, consultants and others. The total number of shares of common stock available for distribution under the 1998 Plan is 3,000,000. The 1998 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were approximately 648,000 shares remaining available for grant under the 1998 Plan as of March 31, 2001.

    On, April 26, 1999, the Board of Directors approved the Activision 1999 Incentive Plan (the "1999 Plan"). The 1999 Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARs, restricted stock awards, deferred share awards and other common stock-based awards to directors, officers, employees, consultants and others. The total number of shares of common stock available for distribution under the 1999 Plan is 5,000,000. The 1999 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. As of March 31, 2001, there were approximately 262,000 shares remaining available for grant under the 1999 Plan.

    The exercise price for Awards issued under the 1991 Plan, 1998 Plan and 1999 Plan (collectively, the "Plans") is determined at the discretion of the Board of Directors (or the Compensation Committee of the Board of Directors, which administers the Plans), and for ISOs, is not to be less than the fair market value of the Company's common stock at the date of grant, or in the case of non-qualified options, must exceed or be equal to 85% of the fair market value at the date of grant. Options typically become exercisable in installments over a period not to exceed five years and must be exercised within 10 years of the date of grant. However, certain options granted to executives vest immediately. Historically, stock options have been granted with exercise prices equal to or greater than the fair market value at the date of grant.

    In connection with current and prior employment agreements between the Company and Robert A. Kotick, the Company's Chairman and Chief Executive Officer, and Brian G. Kelly, the Company's Co-Chairman, Mr. Kotick and Mr. Kelly have been granted options to purchase common

F–24

stock. Relating to such grants, as of March 31, 2001, 4,269,000 and 3,186,000 shares with weighted average exercise prices of $8.43 and $9.22 were outstanding and exercisable, respectively.

    The Company also issues stock options in conjunction with acquisition transactions. For the year ended March 31, 2001, approximately 13,000 and 1,000 options with weighted average exercise prices of $9.74 and $6.76 were outstanding and exercisable, respectively, relating to options issued in conjunction with the acquisitions of Head Games and Expert.

Director Warrants

    The Director Warrant Plan, which expired on December 19, 1996, provided for the automatic granting of warrants ("Director Warrants") to purchase 16,667 shares of common stock to each director of the Company who was not an officer or employee of the Company or any of its subsidiaries. Director Warrants granted under the Director Warrant Plan vest 25% on the first anniversary of the date of grant, and 12.5% each six months thereafter. The expiration of the Plan had no effect on the outstanding Director Warrants. As of March 31, 2001, there were no shares of common stock available for distribution under the Director Warrant Plan.

    The range of exercise prices for Director Warrants outstanding as of March 31, 2001 was $.75 to $8.50. The range of exercise prices for Director Warrants is wide due to increases and decreases in the Company's stock price over the period of the grants. As of March 31, 2001, 28,700 of the outstanding and vested Director Warrants have a weighted average remaining contractual life of 0.78 years and a weighted average exercise price of $.75; 20,000 of the outstanding and vested Director Warrants have a weighted average remaining contractual life of 3.82 years and a weighted average exercise price of $6.50; and 20,000 of the outstanding and vested Director Warrants have a weighted average remaining contractual life of 3.82 years and a weighted average exercise price of $8.50.

    During the fiscal year ended March 31, 1997, the Company issued warrants to purchase 40,000 shares of the Company's common stock, at exercise prices ranging from $11.80 to $13.88 to two of its outside directors in connection with their election to the Board. Such warrants have vesting terms identical to the Directors Warrants and expire within 10 years. Relating to such warrants, as of March 31, 2001, 40,000 and 39,000 shares with weighted average exercise prices of $12.85 and $12.89 were outstanding and exercisable, respectively.

Employee Stock Purchase Plan

    The Company has an employee stock purchase plan for all eligible employees (the "Purchase Plan"). Under the Purchase Plan, shares of the Company's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or last day of each six-month period (the "Offering Period"). Employees may purchase shares having a value not exceeding 10% of their gross compensation during an Offering Period. Employees purchased 34,615 and 39,002 shares at a price of $9.46 and $10.68 per share during the Purchase Plan's offering period ended September 30, 2000 and 1999, respectively, and 43,910 and 33,440 shares at a price of $11.79 and $10.25 per share during the Purchase Plan's offering period ended March 31, 2001 and 2000, respectively.

F–25

Activity of Employee and Director Options and Warrants

    Activity of all employee and director options and warrants during the last three fiscal years was as follows (amounts in thousands, except weighted average exercise price amounts):

	2001		2000		1999
	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price
Outstanding at beginning of year	10,332	$11.07	9,949	$10.54	6,218	$11.47
Granted	6,767	6.91	3,767	11.52	5,538	10.27
Exercised	(3,500)	9.06	(2,331)	9.15	(605)	8.68
Forfeited	(1,655)	9.73	(1,053)	11.91	(1,202)	15.33

Outstanding at end of year	11,944	$9.68	10,332	$11.07	9,949	$10.54

Exercisable at end of year	6,544	$9.99	4,715	$10.25	4,154	$10.00

    For the year ended March 31 2001, 4,342,000 options with a weighted average exercise price of $7.19 were granted at an exercise price equal to the fair market value on the date of grant and 2,425,000 options with a weighted average exercise price of $6.43 were granted at an exercise price greater than fair market value on the date of grant.

    For the year ended March 31 2000, 2,501,000 options with a weighted average exercise price of $12.88 were granted at an exercise price equal to the fair market value on the date of grant and 705,000 options with a weighted average exercise price of $10.71 were granted at an exercise price greater than fair market value on the date of grant. Additionally, in conjunction with the acquisition of Expert, 561,000 options with a weighted average exercise price of $6.48 were granted at an exercise price less than market value on the date of grant. Options granted to Expert were outside any of the Plans.

    For the year ended March 31, 1999, 5,320,000 options were granted at an exercise price equal to the fair market value on the date of grant and 218,000 options were granted at an exercise price greater than fair market value on the date of grant.

    The following tables summarize information about all employee and director stock options and warrants outstanding as of March 31, 2001 (share amounts in thousands):

	Outstanding Options			Exercisable Options
	Shares	Remaining Wtd Avg Contractual Life (in years)	Wtd Avg Exercise Price	Shares	Wtd Avg Exercise Price
Range of exercise prices:
$0.75 to $0.75	29	0.78	0.75	29	0.75
$3.00 to $6.00	1,336	8.30	5.82	333	5.30
$6.03 to $6.13	2,002	9.14	6.13	917	6.13
$6.16 to $9.44	1,306	8.04	7.79	506	8.70
$9.50 to $10.25	1,608	6.88	9.89	1,462	9.88
$10.31 to $10.31	340	8.29	10.31	167	10.31
$10.38 to $10.50	1,999	7.97	10.50	1,975	10.50
$10.56 to $12.50	1,307	7.48	11.14	422	10.98
$12.63 to $14.50	1,306	7.87	13.53	332	13.44
$14.56 to $23.86	711	6.31	17.84	401	18.86

F–26

Non-Employee Warrants

    In prior years, the Company has granted stock warrants to third parties in connection with the development of software and the acquisition of licensing rights for intellectual property. The warrants generally vest upon grant and are exercisable over the term of the warrant. The exercise price of third party warrants is generally greater than or equal to the fair market value of the Company's common stock at the date of grant.

    No such grants were made during the fiscal year ending March 31, 2001. As of March 31, 2001, 1,316,000 third party warrants to purchase common stock were outstanding with a weighted average exercise price of $10.89 per share.

    During the fiscal year ended March 31, 2000, the Company granted warrants to a third party to purchase 100,000 shares of the Company's common stock at an exercise price of $11.63 per share in connection with, and as partial consideration for, a license agreement that allows the Company to utilize the third party's name in conjunction with certain Activision products. The warrants vested upon grant, have a seven year term and become exercisable ratably in annual installments over the warrant term. As of March 31, 2000, 1,580,000 third party warrants to purchase common stock were outstanding with a weighted average exercise price of $11.02 per share.

    During the fiscal year ended March 31, 1999, the Company issued the following warrants to third parties to purchase an aggregate of 1,000,000 shares of common stock in connection with software license agreements:

Warrants	Shares	Exercise Price		Vesting Schedule	Expiration Date
#1	500,000	$10.27		Vested upon date of grant; exercisable ratably over 5 years beginning on date of grant.	9/16/08
#2	250,000	(a	)	Vested upon date of grant; exercisable ratably over 5 years beginning on 9/16/03.	9/16/08
#3	250,000	$12.70		Vested and exercisable upon date of grant.	7/2/08

Total	1,000,000

(a)
Exercise price will be equal to the average closing price of the Company's common stock on the NASDAQ National Market for the 30 trading days preceding September 16, 2003.

    As of March 31, 1999, 1,480,000 third party warrants to purchase common stock were outstanding with a weighted average exercise price of $10.98 per share

    The fair value of the warrants was determined using the Black-Scholes pricing model, assuming a risk-free rate of 4.77%, a volatility factor of 66% and expected terms as noted above. The weighted average estimated fair value of third party warrants granted during the years ending March 31, 2000 and 1999 were $7.89 per share and $7.93 per share, respectively. No warrants were granted during the fiscal year ending March 31, 2001. In accordance EITF 96-18, the Company measures the fair value of the securities on the measurement date. The fair value of each warrant is capitalized and amortized to royalty expense when the related product is released and the related revenue is recognized. During fiscal year 2001, 2000 and 1999, $1.4 million, $5.8 million and $0.4 million, respectively, was amortized and included in royalty expense relating to warrants.

Pro Forma Information

    The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Under APB No. 25, if the exercise price of

F–27

the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

    Pro forma information regarding net income (loss) and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Purchase Plan and Director Warrant Plan and other employee option grants, collectively called "options") granted during fiscal 2001, 2000 and 1999 under the fair value method of that statement. The fair value of options granted in the years ended March 31, 2001, 2000 and 1999 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Option Plans and Other Employee Options			Purchase Plan			Director Warrant Plan
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Expected life (in years)	1	1	1.5	0.5	0.5	0.5	1	1	0.5
Risk free interest rate	4.09%	6.15%	4.77%	4.09%	6.15%	4.77%	4.09%	6.15%	4.77%
Volatility	70%	67%	66%	70%	67%	66%	70%	67%	66%
Dividend yield	—	—	—	—	—	—	—	—	—

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. For options granted during fiscal 2001, the per share weighted average fair value of options with exercise prices equal to market value on date of grant and exercise prices greater than market value were $3.12, and $1.34, respectively. For options granted during fiscal 2000, the per share weighted average fair value of options with exercise prices equal to market value on date of grant, exercise prices greater than market value and exercise prices less than market value were $5.91, $2.64 and $8.00, respectively. The weighted average estimated fair value of options and warrants granted during the year ended March 31, 1999 was $11.12 per share. The per share weighted average estimated fair value of Employee Stock Purchase Plan shares granted during the years ended March 31, 2001, 2000 and 1999 were $3.48, $3.35 and $2.85, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (amounts in thousands except for per share information):

	Year ended March 31,
	2001	2000	1999
Pro forma net income (loss)	$11,531	$(45,355)	$748
Pro forma basic earnings (loss) per share	0.46	(1.84)	0.01
Pro forma diluted earnings (loss) per share	0.42	(1.84)	0.01

    The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Employee Retirement Plan

    The Company has a retirement plan covering substantially all of its eligible employees. The retirement plan is qualified in accordance with Section 401(k) of the Internal Revenue Code. Under the plan, employees may defer up to 15% of their pre-tax salary, but not more than statutory limits.

F–28

The Company contributes 5% of each dollar contributed by a participant. The Company's matching contributions to the plan were $62,000, $46,000 and $40,000 during the years ended March 31, 2001, 2000 and 1999, respectively.

13. Shareholders Equity

Repurchase Plan

    As of May 9, 2000, the Board of Directors authorized the Company to purchase up to $15.0 million in shares of its common stock as well as its convertible subordinated notes. The shares and notes could be purchased from time to time through the open market or in privately negotiated transactions. The amount of shares and notes purchased and the timing of purchases was based on a number of factors, including the market price of the shares and notes, market conditions, and such other factors as the Company's management deemed appropriate. The Company has financed the purchase of shares with available cash. As of the quarter ending June 30, 2000, the Company had repurchased 2.3 million shares of its common stock for approximately $15.0 million.

Shareholders' Rights Plan

    On April 18, 2000, the Company's Board of Directors approved a shareholders rights plan (the "Rights Plan"). Under the Rights Plan, each common stockholder at the close of business on April 19, 2000, will receive a dividend of one right for each share of common stock held. Each right represents the right to purchase one one-hundredth (1/100) of a share of the Company's Series A Junior Preferred Stock at an exercise price of $40.00. Initially, the rights are represented by the Company's common stock certificates and are neither exercisable nor traded separately from the Company's common stock. The rights will only become exercisable if a person or group acquires 15% or more of the common stock of the Company, or announces or commences a tender or exchange offer which would result in the bidder's beneficial ownership of 15% or more of the Company's common stock.

    In the event that any person or group acquires 15% or more of the Company's outstanding common stock each holder of a right (other than such person or members of such group) will thereafter have the right to receive upon exercise of such right, in lieu of shares of Series A Junior Preferred Stock, the number of shares of common stock of the Company having a value equal to two times the then current exercise price of the right. If the Company is acquired in a merger or other business combination transaction after a person has acquired 15% or more the Company's common stock, each holder of a right will thereafter have the right to receive upon exercise of such right a number of the acquiring company's common shares having a market value equal to two times the then current exercise price of the right. For persons who, as of the close of business on April 18, 2000, beneficially own 15% or more of the common stock of the Company, the Rights Plan "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

    The Company may redeem the rights for $.01 per right at any time until the first public announcement of the acquisition of beneficial ownership of 15% of the Company's common stock. At any time after a person has acquired 15% or more (but before any person has acquired more than 50%) of the Company's common stock, the Company may exchange all or part of the rights for shares of common stock at an exchange ratio of one share of common stock per right. The rights expire on April 18, 2010.

F–29

14. Supplemental Cash Flow Information

    Non-cash investing and financing activities and supplemental cash flow information is as follows (amounts in thousands):

	Years ended March 31,
	2001	2000	1999
Non-cash investing and financing activities:
Stock and warrants to acquire common stock issued in exchange for licensing rights	$—	$8,529	$3,368
Tax benefit derived from net operating loss carryforward utilization	3,652	1,266	2,430
Stock issued to effect business combination	—	7,171	—
Assumption of debt to effect business combination	—	—	9,100
Conversion of notes payable to common stock	—	—	4,500
Supplemental cash flow information:
Cash paid for income taxes	$6,753	$6,333	$2,814

Cash paid for interest	$5,720	$10,519	$5,513

15. Quarterly Financial and Market Information (Unaudited)

	Quarter Ended
(Amounts in thousands, except per share data)					Year Ended
	June 30	Sept 30	Dec 31	Mar 31(1)
Fiscal 2001:
Net revenues	$84,558	$144,363	$264,473	$126,789	$620,183
Operating income (loss)	(6,498)	9,536	34,754	2,015	39,807
Net income (loss)	(5,179)	4,306	20,505	875	20,507
Basic earnings (loss) per share	(0.21)	0.18	0.84	0.03	0.82
Diluted earnings (loss) per share	(0.21)	0.17	0.70	0.03	0.75
Common stock price per share
High	12.16	15.63	15.25	25.25	25.25
Low	5.38	6.31	10.31	13.63	5.38
Fiscal 2000 (quarter ended June 30 restated):
Net revenues	$84,142	$115,363	$268,862	$103,838	$572,205
Operating income (loss)	(6,101)	3,525	38,241	(65,990)	(30,325)
Net income (loss)	(4,575)	1,063	22,301	(52,877)	(34,088)
Basic earnings (loss) per share	(0.19)	0.04	0.89	(2.07)	(1.38)
Diluted earnings (loss) per share	(0.19)	0.04	0.75	(2.07)	(1.38)
Common stock price per share
High	14.63	17.75	17.63	18.25	18.25
Low	10.13	12.25	13.38	11.63	10.13

(1)
In the fourth quarter of fiscal 2000, the Company initiated a strategic restructuring which resulted in additional costs of $70.2 million reflected in the consolidated statement of operations in the fourth quarter. See Note 3, "Strategic Restructuring Plan."

F–30

16. Organizational Structure

    Effective June 9, 2000, Activision reorganized into a holding company form of organizational structure, whereby Activision Holdings, Inc., a Delaware corporation ("Activision Holdings"), became the holding company for Activision and its subsidiaries. The new holding company organizational structure will allow Activision to manage its entire organization more effectively and broadens the alternatives for future financings.

    The holding company organizational structure was effected by a merger conducted pursuant to Section 251 (g) of the General Corporation Law of the State of Delaware, which provides for the formation of a holding company structure without a vote of the stockholders of the constituent corporations. In the merger, ATVI Merger Sub, Inc., a Delaware corporation, organized for the purpose of implementing the holding company organizational structure, (the "Merger Sub"), merged with and into Activision with Activision as the surviving corporation (the "Surviving Corporation"). Prior to the merger, Activision Holdings was a direct, wholly-owned subsidiary of Activision and Merger Sub was a direct, wholly-owned subsidiary of Activision Holdings. Pursuant to the merger, (i) each issued and outstanding share of common stock of Activision (including treasury shares) was converted into one share of common stock of Activision Holdings, (ii) each issued and outstanding share of Merger Sub was converted into one share of the Surviving Corporation's common stock, and Merger Sub's corporate existence ceased, and (iii) all of the issued and outstanding shares of Activision Holdings owned by Activision were automatically canceled and retired. As a result of the merger, Activision became a direct, wholly-owned subsidiary of Activision Holdings.

    Immediately following the merger, Activision changed its name to "Activision Publishing, Inc." and Activision Holdings changed its name to "Activision, Inc." The holding company's common stock will continue to trade on The Nasdaq National Market under the symbol ATVI.

    The conversion of shares of Activision's common stock in the merger occurred without an exchange of certificates. Accordingly, certificates formerly representing shares of outstanding common stock of Activision are deemed to represent the same number of shares of common stock of Activision Holdings. The change to the holding company structure was tax free for federal income tax purposes for stockholders.

    These transactions had no impact on the Company's consolidated financial statements.

17. Subsequent Events—Unaudited

    Subsequent to March 31, 2001, the Company called for the redemption of its $60.0 million convertible subordinated notes due 2005. In connection with that call, as of June 20, 2001, holders have converted into common stock approximately $60.0 million aggregate principal amount of their convertible subordinated notes.

    In May 2001, the Company repaid in full the remaining $8.5 million balance of the term loan portion of the U.S. Facility. In conjunction with the accelerated repayment of the term loan, the Company amended the U.S. Facility effective May 7, 2001. The amended and restated U.S. Facility eliminates the term loan, reduces the revolver to $78.0 million, reduces the interest rate to Prime plus 1.25% or LIBOR plus 2.25%, eliminates certain covenants, increases the advance rates and reduces the fee paid for maintenance of the facility.

F–31

 ACTIVISION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)

June 30, 2001
Assets
Current assets:
Cash and cash equivalents	$105,986
Accounts receivable, net of allowances of $29,273 at June 30, 2001	72,066
Inventories	44,198
Prepaid royalties and capitalized software costs	39,798
Deferred income taxes	13,060
Other current assets	12,877

Total current assets	287,985
Prepaid royalties and capitalized software costs	16,825
Property and equipment, net	16,513
Deferred income taxes	38,591
Goodwill	10,283
Other assets	6,226

Total assets	$376,423

Liabilities and Shareholders' Equity
Current liabilities:
Current portion of long-term debt	$1,715
Accounts payable	42,691
Accrued expenses	41,062

Total current liabilities	85,468
Long-term debt, less current portion	3,303
Convertible subordinated notes	—

Total liabilities	88,771

Commitments and contingencies
Shareholders' equity:
Preferred stock, $.000001 par value, 4,500,000 shares authorized, no shares issued at June 30, 2001	—
Series A Junior Preferred stock, $.000001 par value, 500,000 shares authorized, no shares issued at June 30, 2001	—
Common stock, $.000001 par value, 50,000,000 shares authorized, 36,031,570 shares issued and 33,147,591 shares outstanding at June 30, 2001	—
Additional paid-in capital	307,327
Retained earnings	12,175
Accumulated other comprehensive loss	(11,601)
Less: Treasury stock, at cost, 2,883,979 shares at June 30, 2001	(20,249)

Total shareholders' equity	287,652

Total liabilities and shareholders' equity	$376,423

The accompanying notes are an integral part of these consolidated financial statements.

F–32

ACTIVISION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share data)

	For the three months ended June 30,
	2001	2000
Net revenues	$110,577	$84,558
Costs and expenses:
Cost of sales—product costs	64,124	43,633
Cost of sales—royalties and software amortization	9,996	13,647
Product development	9,191	7,424
Sales and marketing	18,756	17,872
General and administrative	9,745	8,480

Total costs and expenses	111,812	91,056

Loss from operations	(1,235)	(6,498)
Interest income (expense), net	1,281	(1,723)

Income (loss) before income tax provision	46	(8,221)
Income tax provision (benefit)	17	(3,042)

Net income (loss)	$29	$(5,179)

Basic earnings (loss) per share	$0.00	$(0.21)

Weighted average common shares outstanding	30,107	24,688

Diluted earnings (loss) per share	$0.00	$(0.21)

Weighted average common shares outstanding assuming dilution	35,643	24,688

The accompanying notes are an integral part of these consolidated financial statements.

F–33

ACTIVISION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the three months ended June 30, 2001
(Unaudited)
(In thousands)

	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Shares	Amount		Shareholders' Equity
Balance, March 31, 2001	30,166	$—	$200,786	$12,146	(2,884)	$(20,249)	$(11,377)	$181,306
Components of comprehensive income (loss):
Net income	—	—	—	29	—	—	—	29
Foreign currency translation adjustment	—	—	—	—	—	—	(224)	(224)

Total comprehensive loss								(195)

Issuance of common stock pursuant to conversion of convertible subordinated notes	3,175	—	59,938	—	—	—	—	59,938
Issuance of common stock pursuant to employee stock options and common stock warrants	2,691	—	21,517	—	—	—	—	21,517
Tax benefit attributable to employee stock options and common stock warrants	—	—	23,153	—	—	—	—	23,153
Other	—	—	1,933	—	—	—	—	1,933

Balance, June 30, 2001	36,032	$—	$307,327	$12,175	(2,884)	$(20,249)	$(11,601)	$287,652

The accompanying notes are an integral part of these consolidated financial statements.

F–34

ACTIVISION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	For the three months ended June 30,
	2001	2000
Cash flows from operating activities:
Net income (loss)	$29	$(5,179)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Deferred income taxes	(23,600)	(4,764)
Depreciation and amortization	1,297	1,480
Amortization of prepaid royalties and capitalized software costs	6,353	12,546
Tax benefit attributable to employee stock options and common stock warrants	23,153	3
Expense related to common stock warrants	283	352
Change in assets and liabilities (net of effects of purchases and acquisitions):
Accounts receivable	1,294	21,213
Inventories	(544)	(2,435)
Prepaid royalties and capitalized software costs	(20,771)	(18,095)
Other assets	(36)	(1,064)
Accounts payable	(17,540)	(16,168)
Accrued expenses and other liabilities	416	(7,576)

Net cash used in operating activities	(29,666)	(19,687)

Cash flows from investing activities:
Capital expenditures	(2,812)	(1,627)
Proceeds from disposal of property and equipment	391	—

Net cash used in investing activities	(2,421)	(1,627)

Cash flows from financing activities:
Proceeds from issuance of common stock pursuant to employee stock option plans and common stock warrants	21,517	29
Borrowing under line-of-credit agreements	180	144,401
Payment under line-of-credit agreements	(98)	(139,440)
Payment on term loan	(8,550)	(4,632)
Other notes payable, net	(99)	(191)
Redemption of convertible subordinated notes	(62)	—
Purchase of treasury stock	—	(14,971)

Net cash provided by (used in) financing activities	12,888	(14,804)

Effect of exchange rate changes on cash	(365)	(2,278)

Net decrease in cash and cash equivalents	(19,564)	(38,396)
Cash and cash equivalents at beginning of period	125,550	49,985

Cash and cash equivalents at end of period	$105,986	$11,589

The accompanying notes are an integral part of these consolidated financial statements.

F–35

ACTIVISION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three months ended June 30, 2001
(Unaudited)

1. Basis of Presentation

    The accompanying consolidated financial statements include the accounts of Activision, Inc. and its subsidiaries. The information furnished is unaudited and reflects all adjustments that, in the opinion of management, are necessary to provide a fair statement of the results for the interim periods presented. The financial statements should be read in conjunction with the audited financial statements included in this Prospectus.

    Certain amounts in the consolidated financial statements have been reclassified to conform to the current period's presentation. These reclassifications had no impact on previously reported working capital or results of operations.

2. Recently Issued Accounting Standards

    Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", was issued on July 20, 2001 and addresses financial accounting and reporting for business combinations. SFAS No. 141 requires that the purchase method be used to account and report for all business combinations. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later.

    SFAS No. 142 "Goodwill and Other Intangibles", was issued on July 20, 2001 and addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. We adopted the provisions of this Statement effective April 1, 2001. We are currently assessing transitional goodwill impairment, if any. However, we do not believe that the assessment of transitional goodwill impairment will have a material impact on our financial position or results of operations.

3. Goodwill and Other Intangible Assets—Adoption of SFAS No. 142

    We adopted SFAS No. 142 effective April 1, 2001 and as a result we are not required to expense goodwill in the amount of $375,000 for the quarter ending June 30, 2001. The following table reconciles net income (loss) and earnings (loss) per share as reported for the three months ended June 30, 2001

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and 2000 to net income (loss) and earnings (loss) per share as adjusted to exclude goodwill amortization (amounts in thousands, except per share data).

	Three months ended June 30,
	2001	2000
Reported net income (loss)	$29	$(5,179)
Add back: Goodwill amortization	—	378

Adjusted net income (loss)	$29	$(4,801)

Basic earnings (loss) per share:
Reported net income (loss)	$—	$(0.21)
Goodwill amortization	—	0.02

Adjusted net income (loss)	$—	$(0.19)

Diluted earnings (loss) per share:
Reported net income (loss)	$—	$(0.21)
Goodwill amortization	—	0.02

Adjusted net income (loss)	$—	$(0.19)

4. Prepaid Royalties and Capitalized Software Costs

    Prepaid royalties include payments made to independent software developers under development agreements and license fees paid to intellectual property rights holders for use of their trademarks or copyrights. Intellectual property rights which have alternative future uses are capitalized. Capitalized software costs represent costs incurred for internal development of products.

    We account for prepaid royalties relating to development agreements and capitalized software costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Software development costs and prepaid royalties are capitalized once technological feasibility is established and such costs are determined to be recoverable. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product by product basis. Prior to a product's release, we expense, as part of product development costs, capitalized costs when we believe such amounts are not recoverable. Amounts related to software development which are not capitalized are charged immediately to product development expense.

    We evaluate the future recoverability of capitalized amounts on a quarterly basis. The following criteria is used to evaluate recoverability of software development costs: historical performance of comparable products; the commercial acceptance of prior products released on a given game engine; orders for the product prior to its release; estimated performance of a sequel product based on the performance of the product on which the sequel is based; and actual development costs of a product as compared to our budgeted amount.

    Commencing upon product release prepaid royalties and capitalized software development costs are amortized to cost of sales—royalties and software amortization on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of one year or less. For products that have been released, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

    As of June 30, 2001, prepaid royalties and unamortized capitalized software costs totaled $48.5 million (including $16.8 million classified as non-current) and $8.1 million, respectively. As of

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March 31, 2001, prepaid royalties and unamortized capitalized software costs totaled $38.3 million (including $14.7 million classified as non-current) and $3.9 million, respectively.

5. Revenue Recognition

    We recognize revenue from the sale of our products once they are shipped and are available for general release to customers. Subject to certain limitations, we permit customers to exchange and return our products within certain specified periods and we provide our customers with price protection on certain unsold merchandise. Price protection policies, when negotiated and applicable, allow customers a credit against amounts they owe us with respect to merchandise unsold by them.

    Revenue from product sales is reflected after deducting the estimated allowance for returns and price protection. We estimate the amount of future returns and price protection based upon historical results and current known circumstances. With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery. Per copy royalties on sales that exceed the guarantee are recognized as earned.

6. Interest Income (Expense)

    Interest income (expense), net is comprised of the following (amounts in thousands):

	Three months ended June 30,
	2001	2000
Interest expense	$(753)	$(2,190)
Interest income	2,034	467

Interest income (expense), net	$1,281	$(1,723)

7. Supplemental Cash Flow Information

    Non-cash investing and financing activities and supplemental cash flow information is as follows (amounts in thousands):

	Three months ended June 30,
	2001	2000
Non-cash investing and financing activities:
Conversion of convertible subordinated notes	$59,938	$—
Tax benefit derived from net operating loss carryforward utilization	—	533
Other	1,933	—
Supplemental cash flow information:
Cash paid for income taxes	600	2,187
Cash paid for interest	539	2,874

8. Operations by Reportable Segments and Geographic Area

    We publish, develop and distribute interactive entertainment software products. Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sega Dreamcast, Sony PlayStation, Sony PlayStation 2 and Nintendo 64 console systems, the Nintendo Game Boy Color and Game Boy Advance hand held devices, as well as on personal computers. We have also begun product

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development for next generation console systems, including Microsoft's Xbox and Nintendo's GameCube.

    Based upon our organizational structure, we operate two business segments: (i) publishing of interactive entertainment software and (ii) distribution of interactive entertainment software and hardware products.

    Publishing refers to the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. In the United States, our products are sold primarily on a direct basis to major computer and software retailing organizations, mass market retailers, consumer electronic stores, discount warehouses and mail order companies. We conduct our international publishing activities through offices in the United Kingdom, Germany, France, Australia, Canada and Japan. Our products are sold internationally on a direct to retail basis and through third party distribution and licensing arrangements and through our wholly-owned distribution subsidiaries located in the United Kingdom, the Netherlands and Germany.

    Distribution refers to our operations in United Kingdom, the Netherlands and Germany that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

    Resources are allocated to each of these segments using information on their respective net revenues and operating profits before interest and taxes. The segments are not evaluated based on assets or depreciation.

    The accounting policies of these segments are the same as those described in the Summary of Significant Accounting Policies in Note 1 to our financial statements for the fiscal year ended March 31, 2001 included in this Prospectus. Revenue derived from sales between segments is eliminated in consolidation.

    Information on the reportable segments for the three months ended June 30, 2001 and 2000 is as follows (amounts in thousands):

	Three months ended June 30, 2001
	Publishing	Distribution	Total
Total segment revenues	$82,830	$27,747	$110,577
Revenues from sales between segments	(6,000)	6,000	—

Revenues from external customers	$76,830	$33,747	$110,577

Operating income (loss)	$(1,307)	$72	$(1,235)

Goodwill	$5,941	$4,342	$10,283

Total assets	$309,530	$66,893	$376,423

	Three months ended June 30, 2000
	Publishing	Distribution	Total
Total segment revenues	$60,999	$23,559	$84,558
Revenues from sales between segments	(5,860)	5,860	—

Revenues from external customers	$55,139	$29,419	$84,558

Operating loss	$(5,907)	$(591)	$(6,498)

Goodwill	$6,845	$4,860	$11,705

Total assets	$202,577	$61,770	$264,347

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    Geographic information for the three months ended June 30, 2001 and 2000 is based on the location of the selling entity. Revenues from external customers by geographic region were as follows (amounts in thousands):

	Three months ended June 30,
	2001	2000
United States	$66,264	$45,995
Europe	41,833	37,370
Other	2,480	1,193

Total	$110,577	$84,558

    Revenues by platform were as follows (amounts in thousands):

	Three months ended June 30,
	2001	2000
Console	$93,419	$47,748
PC	17,158	36,810

Total	$110,577	$84,558

9. Computation of Earnings Per Share

    The following table sets forth the computations of basic and diluted earnings (loss) per share (amounts in thousands, except per share data):

	Three months ended June 30,
	2001	2000
Numerator
Numerator for basic and diluted earnings per share—income (loss) available to common shareholders	$29	$(5,179)

Denominator
Denominator for basic earnings per share—weighted average common shares outstanding	30,107	24,688

Effect of dilutive securities:
Employee stock options	4,823	—
Warrants to purchase common stock	713	—

Potential dilutive common shares	5,536	—

Denominator for diluted earnings per share—weighted average common shares outstanding plus assumed conversions	35,643	24,688

Basic earnings (loss) per share	$0.00	$(0.21)

Diluted earnings (loss) per share	$0.00	$(0.21)

    Options to purchase 5,280 shares of common stock at exercise prices ranging from $29.49 to $37.90 and options to purchase 10,650,240 shares of common stock at exercise prices ranging from $0.75 to $23.04 were outstanding for the three months ended June 30, 2001 and 2000, respectively, but were not

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included in the calculations of diluted earnings (loss) per share because their effect would be antidilutive. Additionally, for the three months ended June 30, 2000, shares issuable upon the conversion of convertible subordinated notes were not included in the calculations of diluted loss per share because their effect would be antidilutive.

10. Commitments

Bank Lines of Credit

    In June 1999, we obtained a $100.0 million revolving credit facility and a $25.0 million term loan with a syndicate of banks (the "U.S. Facility"). The revolving portion of the U.S. Facility provided us with the ability to borrow up to $100.0 million and issue letters of credit up to $80 million on a revolving basis against eligible accounts receivable and inventory. The term loan had a three year term with principal amortization on a straight-line quarterly basis beginning December 31, 1999 and a borrowing rate based on the banks' base rate (which is generally equivalent to the published prime rate) plus 2% or LIBOR plus 3% and was to mature June 2002. The revolving portion of the U.S Facility had a borrowing rate based on the banks' base rate plus 1.75% or LIBOR plus 2.75%. In May 2001, we accelerated our repayment of the outstanding balance under the term loan portion of the U.S. Facility. In connection with the accelerated repayment, we amended the U.S. Facility (the "Amended and Restated U.S. Facility"). The Amended and Restated U.S. Facility eliminated the term loan, reduced the revolver to $78.0 million and reduced the interest rate to the banks' base rate plus 1.25% or LIBOR plus 2.25% (weighted average interest rate of approximately 9.6% for the three months ended June 30, 2001). We pay a commitment fee of 1/4% on the unused portion of the revolver. The Amended and Restated U.S. Facility is collateralized by substantially all of our assets and matures June 2002. The Amended and Restated U.S. Facility contains various covenants that limit our ability to incur additional indebtedness, pay dividends or make other distributions, create certain liens, sell assets, or enter into certain mergers or acquisitions. We are also required to maintain specified financial ratios related to net worth and fixed charges. We were in compliance with these covenants as of June 30, 2001. As of June 30, 2001, there were no borrowings outstanding and $24.3 million of letters of credit outstanding against the Amended and Restated U.S. Facility.

    We have a revolving credit facility through our CD Contact subsidiary in the Netherlands (the "Netherlands Facility"). The Netherlands Facility permits revolving credit loans and letters of credit up to Netherlands Guilders ("NLG") 26 million ($10.2 million) as of June 30, 2001, based upon eligible accounts receivable and inventory balances. The Netherlands Facility is due on demand, bears interest at a Eurocurrency rate plus 1.50% and matures August 2003. Borrowings outstanding and letters of credit outstanding under the Netherlands Facility were $1.7 million and NLG 0.3 million ($0.1 million), respectively, as of June 30, 2001.

    We also have revolving credit facilities with our CentreSoft subsidiary located in the United Kingdom (the "UK Facility") and our NBG subsidiary located in Germany (the "German Facility"). The UK Facility provides for British Pounds ("GBP") 7.0 million ($9.9 million) of revolving loans and GBP 3.0 million ($4.3 million) of letters of credit as of June 30, 2001. The UK Facility bears interest at LIBOR plus 2%, is collateralized by substantially all of the assets of the subsidiary and matures in October 2001. The UK Facility also contains various covenants that require the subsidiary to maintain specified financial ratios related to, among others, fixed charges. As of June 30, 2001, we were in compliance with these covenants. No borrowings were outstanding against the UK facility as of June 30, 2001. Letters of credit of GBP 3.0 million ($4.3 million) were outstanding against the UK Facility as of June 30, 2001. As of June 30, 2001, the German Facility provides for revolving loans up to Deutsche Marks ("DM") 4 million ($1.8 million), bears interest at 7.0%, is collateralized by a cash deposit of approximately GBP 650,000 ($0.9 million) made by our CentreSoft subsidiary and has no expiration date. No borrowings were outstanding against the German Facility as of June 30, 2001.

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Private Placement of Convertible Subordinated Notes

    In December 1997, we completed the private placement of $60.0 million principal amount of 6 3/4% convertible subordinated notes due 2005 (the "Notes"). The Notes were convertible, in whole or in part, at the option of the holder at any time after December 22, 1997 (the date of original issuance) and prior to the close of business on the business day immediately preceding the maturity date, unless previously redeemed or repurchased, into our common stock, $.000001 par value, at a conversion price of $18.875 per share, (equivalent to a conversion rate of 52.9801 shares per $1,000 principal amount of Notes), subject to adjustment in certain circumstances. During the three months ended June 30, 2001, we called for the redemption of the Notes. In connection with that call, holders converted to common stock approximately $59.9 million aggregate principal amount of their Notes. The remaining Notes were redeemed for cash.

Developer Contracts

    In the normal course of business, we enter into contractual arrangements with third parties for the development of products. Under these agreements, we commit to provide specified payments to a developer, contingent upon the developer's achievement of contractually specified milestones. Assuming all contractually specified milestones are achieved, the total future minimum contract commitment for contracts in place as of June 30, 2001 is approximately $73.2 million and is scheduled to be distributed as follows (amounts in thousands):

Fiscal year ending March 31,
2002	$35,894
2003	24,116
2004	6,070
2005	2,925
2006	1,675
Thereafter	2,500

Total	$73,180

Legal Proceedings

    We are party to routine claims and suits brought against us in the ordinary course of business, including disputes arising over the ownership of intellectual property rights and collection matters. In the opinion of management, the outcome of such routine claims will not have a material adverse effect on our business, financial condition, results of operations or liquidity.

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6,000,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

UBS Warburg

Allen & Company Incorporated

Bear, Stearns & Co. Inc.

Gerard Klauer Mattison

U.S. Bancorp Piper Jaffray

             , 2001

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table itemizes the expenses incurred by us in connection with the offering of our common stock being registered hereby. All the amounts shown are estimates except the SEC registration fee, NASD filing fee and Nasdaq additional listing fee.

Item	Amount
SEC Registration Fee	$57,141
NASD Filing Fee	22,857
Nasdaq Additional Listing Fee	17,500
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	100,000
Printing and Engraving Expenses	200,000
Miscellaneous	152,502

TOTAL	$800,000

Item 15. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law ("DGCL"), paragraph B of Article SIXTH of our Amended and Restated Certificate of Incorporation and paragraph 5 of Article VII of our By-laws provide for the indemnification of our directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended.

    Paragraph B of Article SIXTH of the Amended and Restated Certificate of Incorporation provides mandatory indemnification rights to any of our officer's or director's who, by reason of the fact that he or she is an officer or director, is involved in a legal proceeding of any nature. Such indemnification rights shall include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Paragraph 5 of Article VII of our By-laws currently provide that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL.

    Paragraph A of Article SIXTH of the Amended and Restated Certificate of Incorporation contains a provision which eliminates the personal liability of a director to us and our stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from negligent (except as indicated above) and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for us. As a result of this provision, our ability or the ability of our stockholders to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

    We maintain a directors' and officers' insurance policy which insures our officers and directors from any claim arising out of an alleged wrongful act by such persons in their respective capacities as

II–1

officers and directors. In addition, we have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these agreements are necessary to attract and retain qualified persons as directors and officers.

    It is currently unclear as a matter of law what impact these provisions will have regarding securities law violations. The SEC takes the position that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and therefore is unenforceable.

Item 16. Exhibits

(a	)
1.1		Form of Purchase Agreement.†
3.1		Our Amended and Restated Certificate of Incorporation, dated June 1, 2000 (incorporated by reference to Exhibit 2.5 of our Current Report on Form 8-K, File No. 0-12699, filed on June 16, 2000).
3.2
Our Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated June 9, 2000 (incorporated by reference to Exhibit 2.7 of our Current Report on Form 8-K, File No. 0-12699, filed on June 16, 2000).
3.3		Our Certificate of Amendment of Amended and Restated Certificate of Incorporation, as amended, dated August 23, 2001.†
3.4		Our Amended and Restated By-laws dated August 1, 2000 (incorporated by reference to our Current Report on Form 8-K, File No. 0-12699, filed on July 11, 2001).
5.1		Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the legality of securities being registered.†
10.1		Our 2001 Incentive Plan (incorporated by reference to Appendix II of our Proxy Statement on Schedule 14A for the 2001 Annual Meeting of Stockholders filed on July 30, 2001).
23.1		Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).†
23.2		Consent of KPMG LLP.*
23.3		Consent of PricewaterhouseCoopers LLP.*
24.1		Power of attorney (included on signature page).*
(b	)
Schedule II—Valuation and Qualifying Accounts and Reserves (incorporated by reference to Schedule II of our Annual Report on Form 10-K for the fiscal year ended March 31, 2001, File No. 0-12699).

*
Filed previously.

†
Filed herewith.

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Item 17. Undertakings

    The undersigned registrant hereby undertakes:

  (1)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2)
  That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)1 or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Monica, State of California, on August 28, 2001.

ACTIVISION, INC.
By:	/s/ Robert A. Kotick Robert A. Kotick, Chairman and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Robert A. Kotick (Robert A. Kotick)	Chairman, Chief Executive Officer (Principal Executive Officer) and Director	August 28, 2001
/s/ Brian G. Kelly (Brian G. Kelly)	Co-Chairman and Director	August 28, 2001
* /s/ William J. Chardavoyne (William J. Chardavoyne)	Chief Financial Officer (Principal Financial and Accounting Officer)
* /s/ Kenneth L. Henderson (Kenneth L. Henderson)	Director
* /s/ Barbara S. Isgur (Barbara S. Isgur)	Director
* /s/ Steven T. Mayer (Steven T. Mayer)	Director
* /s/ Robert J. Morgado (Robert J. Morgado)	Director
* By: /s/ Brian G. Kelly Brian G. Kelly (Attorney-in-fact)		August 28, 2001

II–4

EXHIBIT INDEX

Exhibit No.	Description
(a)
1.1	Form of Purchase Agreement.†
3.1	Our Amended and Restated Certificate of Incorporation, dated June 1, 2000 (incorporated by reference to Exhibit 2.5 of our Current Report on Form 8-K, File No. 0-12699, filed on June 16, 2000).
3.2
Our Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated June 9, 2000 (incorporated by reference to Exhibit 2.7 of our Current Report on Form 8-K, File No. 0-12699, filed on June 16, 2000).
3.3	Our Certificate of Amendment of Amended and Restated Certificate of Incorporation, as amended, dated August 23, 2001.†
3.4	Our Amended and Restated By-laws, dated August 1, 2000 (incorporated by reference to our Current Report on Form 8-K, File No. 0-12699, filed on July 11, 2001).
5.1	Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the legality of securities being registered.†
10.1	Our 2001 Incentive Plan (incorporated by reference to Appendix II of our Proxy Statement on Schedule 14A for the 2001 Annual Meeting of Stockholders filed on July 30, 2001).
23.1	Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).†
23.2	Consent of KPMG LLP.*
23.3	Consent of PricewaterhouseCoopers LLP.*
24.1	Power of attorney (included on signature page).*
(b)
Schedule II—Valuation and Qualifying Accounts and Reserves (incorporated by reference to Schedule II of our Annual Report on Form 10-K for the fiscal year ended March 31, 2001, File No. 0-12699).

*
Filed previously.

†
Filed herewith.

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CALCULATION OF REGISTRATION FEE
OUTSIDE FRONT COVER OF PROSPECTUS
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OUTSIDE BACK COVER OF PROSPECTUS
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
CERTAIN NOTICES
PROSPECTUS SUMMARY
Activision, Inc.
Strategy
The Offering
Summary Consolidated Financial Data
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
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Summary Compensation Table
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WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Activision, Inc. 3100 Ocean Park Boulevard Santa Monica, California 90405 (310) 255-2000 Attn: Investor Relations
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF INDEPENDENT ACCOUNTANTS
ACTIVISION, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
ACTIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
ACTIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY For the years ended March 31, 2001, 2000 and 1999 (In thousands)
ACTIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
ACTIVISION, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ACTIVISION, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Unaudited) (In thousands, except share data)
ACTIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (In thousands, except per share data)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
ACTIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands)
ACTIVISION, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements For the three months ended June 30, 2001 (Unaudited)
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX